UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This current report on Form 6-K includes four exhibits.  Exhibit I includes unaudited pro forma condensed combined financial information for the combined company resulting from (i) the proposed merger between Knightsbridge Shipping Limited (the "Company") and Golden Ocean Group Limited ("Golden Ocean"), which was previously filed with the SEC in the Company's filing on Form F-4 (Registration Statement No. 333-200319) and (ii) the Company's purchase of 13 special purpose companies ("SPCs"), each owning one newbuilding contract, from Frontline 2012 Ltd ("Frontline 2012") in September 2014 and the Company's purchase of 12 SPCs, each owning one newbuilding contract, from Frontline 2012 in March 2015.  Exhibit II includes certain risk factors pertaining to the proposed merger and the combined company that would result from the merger of the Company and Golden Ocean. Exhibit III includes Golden Ocean's (i) consolidated financial statements for 2013, including audited consolidated balance sheets as at December 31, 2012 and 2013 and audited consolidated statements of income and audited consolidated cash flow statements for 2011, 2012 and 2013 and (ii) unaudited condensed interim financial information for the second and third quarters of 2014. Exhibit IV is the consent of PricewaterhouseCoopers AS. Exhibits I, II, III and IV hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 filed with the SEC on July 2, 2014 (Registration Statement No. 333-197210).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED
(registrant)

By: /s/ Inger M. Klemp
Date: March 26, 2015	Name: Inger M. Klemp
Title: Chief Financial Officer

Exhibit I

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Amounts presented in thousands of U.S. dollars unless otherwise stated, except per share amounts)

Introduction

The following unaudited pro forma condensed combined financial information of the Combined Company is presented to illustrate (i) the proposed combination of Knightsbridge and Golden Ocean, which was announced on October 7, 2014, pursuant to which the two companies have agreed to merge, with Knightsbridge as the surviving legal entity and (ii) the Company's purchase of 13 special purpose companies ("SPCs"), each owning one newbuilding contract, from Frontline 2012 Ltd ("Frontline 2012") in September 2014 and the Company's purchase of 12 SPCs, each owning one newbuilding contract, from Frontline 2012 in March 2015 (the "Frontline 2012 Transactions"). The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger. The unaudited pro forma condensed combined balance sheet as of June 30, 2014 and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and the year ended December 31, 2013 are based upon, derived from, and should be read in conjunction with the historical unaudited and audited financial statements of Knightsbridge, which are available in Knightsbridge's Form 6-K for the six months ended June 30, 2014 and Form 20-F for the year ended December 31, 2013, respectively, and the historical unaudited and audited financial statements of Golden Ocean for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, included in Exhibit III of this Form 6-K. Knightsbridge's historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. Golden Ocean's historical unaudited and audited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined financial information, Golden Ocean's historical audited and unaudited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP, as applicable, and as further described in Notes 2 and 3 and other accompanying notes to the unaudited pro forma condensed combined financial information based on a preliminary U.S. GAAP analysis. This reconciliation has not been audited.

The accompanying unaudited pro forma condensed combined financial information give effect to adjustments that are (i) directly attributable to the combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of income, are expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the combination as if it occurred on June 30, 2014 and the unaudited condensed combined statements of income give effect to the combination as if it happened on January 1, 2013. The accompanying unaudited pro forma condensed combinded financial information give also effect to the adjustments that are directly attributable to the purchase transactions of 25 SPCs from Frontline 2012 described above as if the purchase occured on June 30, 2014. These purchase transactions did not have any effect on the pro forma unaudited condensed combined statements of income except for the calculated effect on the pro forma basic and diluted earnings per share.
The combination of Knightsbridge and Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"), with Knightsbridge selected as the accounting acquirer under this guidance. Refer to Note 3 for further details surrounding the combination. The purchase of the SPCs from Frontline 2012 will be accounted as an asset acquisition.
The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If that shortfall remains, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer. Certain current market based assumptions were used which will be updated in the purchase accounting upon completion of the combination. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, a preliminary review of IFRS to U.S. GAAP differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the combination, management will conduct a final review. As a result of that review, management may identify further differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the combination occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the combination. In addition, the accompanying unaudited pro forma condensed combined statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the combination or the impact of any non-recurring activity and one-time transaction-related or integration-related items.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced historical audited and unaudited consolidated financial statements of both Knightsbridge and Golden Ocean and management's discussion and analysis of financial condition and results of operations of Golden Ocean.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2014

	Historic Knightsbridge	Historic Golden Ocean, IFRS IASB	US GAAP Selected Adjustments	Notes- 4(A)	Pro Forma Adjustments	Notes- 4(B)	Pro Forma Combined
ASSETS
Current Assets
Cash and equivalents	$18,130	127,228	(40,000)	(1)	133,745	(1)	239,103
Restricted cash	—	6,107	—		—		6,107
Trade receivables, net	6,468	25,932	—		(19,935)	(2)	12,465
Other receivables, net	931	—	—		14,312	(2)(3)	15,243
Inventories	7,138	11,331	—		—		18,469
Refundable instalments for cancelled newbuilding contracts	—	149,477	(149,477)	(2)	—		—
Voyages in progress	824	—	—		—		824
Prepaid expenses and accrued income	886	—	—		5,596	(2)	6,482
Total Current Assets	34,377	320,075	(189,477)		133,718		298,693
Restricted cash	15,000	—	40,000	(1)	—		55,000
Vessels, net	527,898	833,370	—		(88,920)	(1)	1,272,348
Vessels held under capital lease, net	—	126,145	—		(102,165)	(1)	23,980
Newbuildings	99,047	26,694	—		437,077	(1)	562,818
Refundable instalments for cancelled newbuilding contracts	—	—	149,477	(2)	7,203		156,680
Investments in associated companies	—	9,937	—		8,254	(1)	18,191
Derivative financial assets	—	3,411	—		—		3,411
Available for sale financial assets	—	15,478	—		—		15,478
Other long term receivables	—	8,883	—		—		8,883
Value of long term charter parties	—	—	—		108,469	(1)	108,469
Deferred charges	3,946	—	—		—		3,946
Total Assets	$680,268	1,343,993	—		503,636		2,527,897
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt and capital lease obligations	$2,604	73,339	(11,250)	(3)	—		64,693
Accounts payable	1,773	32,059	—		(25,059)	(2)	8,773
Accrued expenses	7,981	—	—		14,030	(2)(3)	22,011
Due to related parties	—	535	—		—		535
Deferred charter revenue	2,500	—	—		11,002	(2)	13,502
Total Current Liabilities	14,858	105,933	(11,250)		(27)		109,514
Long-term debt and capital lease obligations, net of current portion	122,396	599,268	11,250	(3)	(51,508)	(1)	681,406
Other liabilities	—	1,753	—		(1,753)	(1)	—
Total Liabilities	137,254	706,954	—		(53,288)		790,920
Shareholders' Equity
Common stock	491	44,731	—		(43,496)	(1)	1,726
Other stockholders' equity	542,523	592,096	—		600,420	(1)	1,735,039
	543,014	636,827	—		556,924		1,736,765
Non-controlling interest	—	212	—		—		212
Total Shareholders' Equity	543,014	637,039	—		556,924		1,736,977
Total liabilities and shareholders' equity	$680,268	1,343,993	—		503,636		2,527,897

Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended June 30, 2014

(in thousands, except per share data)	Historic Knightsbridge	Historic Golden Ocean, IFRS IASB	US GAAP Selected Adjustments	Notes – 5(A)	Pro Forma Adjustments	Notes – 5(B)	Pro Forma Combined
Operating revenue
Time charter revenue	$15,503	68,682	—		(9,039)	(1)	75,146
Voyage charter revenue	11,262	72,313	—		—		83,575
Other income	13,933	6,000	—		(335)	(2)	19,598
Total operating revenue	40,698	146,995	—		(9,374)		178,319
Operating expenses
Voyage expenses and commissions	7,242	44,102	—		(335)	(2)	51,009
Ship operating expenses	6,357	26,345	9,743	(2)	—		42,445
Charter hire expenses	—	30,941	—		—		30,941
Administrative expenses	2,479	5,571	—		—		8,050
Depreciation	6,392	22,518	(2,310)	(2)	(4,580)	(3)	22,020
Total operating expenses	22,470	129,477	7,433		(4,915)		154,465
Other gains (losses), net	—	11,883	(12,298)	(1) and (2)	—		(415)
Net operating income	18,228	29,401	(19,731)		(4,459)		23,439
Interest income	10	595	—		—		605
Interest expense	(755)	(15,409)	2,896	(2)	1,909	(4)	(11,359)
Loss on freight forward agreements	—	—	(6,275)	(1)	—		(6,275)
Loss on interest rate swaps	—	—	(5,108)	(1)	—		(5,108)
Income from associated companies	—	—	7,621	(1)	(95)	(5)	7,526
Profit on sale of securities	—	—	1,342	(1)	—		1,342
Other financial items	(255)	(3,414)	3,766	(1)	(150)	(6)	(53)
Income from continuing operations before income taxes	17,228	11,173	(15,489)		(2,795)		10,117
Income taxes	—	(75)	—		—		(75)
Income from continuing operations after income taxes	17,228	11,098	(15,489)		(2,795)		10,042
Net loss attributable to noncontrolling interest	—	396	—		—		396
Net earnings from continuing operations attributable to common shareholders	$17,228	11,494	(15,489)		(2,795)		10,438
Weighted-average number of common shares outstanding
Basic	37,497	447,262					160,997
Diluted	37,646	452,117					161,814
Net earnings attributable to common shareholders, per common share
Basic	$0.46	0.025					0.06
Diluted	$0.46	0.025					0.06

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2013
(in thousands, except per share data)	Historic Knightsbridge	Historic Golden Ocean, IFRS IASB	US GAAP Selected Adjustments	Notes – 6(A)	Pro Forma Adjustments	Notes – 6(B)	Pro Forma Combined
Operating revenue
Time charter revenue	$27,677	165,036	—		(18,078)	(1)	174,635
Voyage charter revenue	9,869	111,421	—		—		121,290
Other income	—	32,444	—		(469)	(2)	31,975
Total operating revenue	37,546	308,901	—		(18,547)		327,900
Operating expenses
Voyage expenses and commissions	6,809	70,448	—		(469)	(2)	76,788
Ship operating expenses	7,897	46,012	4,486	(2)	—		58,395
Charter hire expenses	—	57,723	—		—		57,723
Administrative expenses	4,937	12,233	—		—		17,170
Depreciation	11,079	38,664	(2,025)	(2)	(7,287)	(3)	40,431
Total operating expenses	30,722	225,080	2,461		(7,756)		250,507
Other gains, net	—	11,440	(11,440)	(1)	—		—
Net operating income	6,824	95,261	(13,901)		(10,791)		77,393
Interest income	41	1,096	—		—		1,137
Interest expense	(2,827)	(19,115)	—		5,799	(4)	(16,143)
Gain on freight forward agreements	—	—	7,291	(1)	—		7,291
Gain on interest rate swaps	—	—	6,187	(1)	—		6,187
Income from associated companies	—	—	4,149	(1)	(192)	(5)	3,957
Profit on sale of securities	—	—	955	(1)	—		955
Other financial items	(508)	7,423	(7,142)	(1)	(300)	(6)	(527)
Income from continuing operations before income taxes	3,530	84,665	(2,461)		(5,484)		80,250
Income taxes	—	(174)	—		—		(174)
Income from continuing operations after income taxes	3,530	84,491	(2,461)		(5,484)		80,076
Net earnings attributable to noncontrolling interest	—	(617)	—		—		(617)
Net earnings from continuing operations attributable to common shareholders	$3,530	83,874	(2,461)		(5,484)		79,459
Weighted-average number of common shares outstanding
Basic	25,620	447,262					149,120
Diluted	25,796	452,207					149,976
Net earnings attributable to common shareholders, per common share
Basic	$0.14	0.19					0.53
Diluted	$0.14	0.19					0.53

1. Description of Transaction

On October 7, 2014, Knightsbridge and Golden Ocean entered into the merger agreement (the "Merger Agreement"), pursuant to which the two companies have agreed to merge, with Knightsbridge as the surviving legal entity (the "Combined Company"). The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger. As a result of the expected merger, the Combined Company is expected to become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 34 are newbuildings under construction at December 31, 2014, including all of the newbuilding contracts purchased in connection with the Frontline 2012 Transactions. The merger is subject to approval by the shareholders of Golden Ocean and Knightsbridge in separate special general meetings to be held on March 26, 2015 and the merger is expected to close shortly thereafter. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Knightsbridge's ordinary shares are currently listed for trading on the NASDAQ Global Select Market ("NASDAQ"), and Golden Ocean's ordinary shares are currently listed for trading on the Oslo Stock Exchange (the "OSE") and the Singapore Stock Exchange. In accordance with the Merger Transactions, the Combined Company will apply for a secondary listing of its ordinary shares on the OSE, and expects that after the merger its ordinary shares will be listed for trading on both NASDAQ and the OSE.
Shareholders in Golden Ocean at the time the merger is completed will receive shares in Knightsbridge as merger consideration. Pursuant to the Merger Transactions, one share in Golden Ocean will give the right to receive 0.13749 shares in Knightsbridge, and it has been assumed for the purpose of these unaudited pro forma condensed combined financial statements that Knightsbridge will issue 61.5 million shares to shareholders in Golden Ocean as merger consideration based on the number of outstanding shares in Golden Ocean on October 7, 2014. While the exchange ratio is fixed, the exact number of shares to be issued cannot be determined at this time as the number of outstanding shares in Golden Ocean at the time of completion is to be determined. Pursuant to the Merger Agreement Golden Ocean may not issue new shares without the agreement of Knightsbridge, except in connection with its Convertible Bond Issue 2014/2019 and its option plan. Upon the effectiveness of the merger, existing shareholders in Knightsbridge and Golden Ocean will own approximately 57% and 43%, respectively, of the Combined Company.
Upon the effectiveness of the merger, the Convertible Bond Issue 2014/2019 that was issued by Golden Ocean in January 2014 will be converted into a convertible bond of the Combined Company pursuant to the terms of the bond agreement.
Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and certain of its affiliates, own approximately 41% and 59%, respectively, of the issued and outstanding common shares of Golden Ocean and Frontline 2012 Ltd ("Frontline 2012"). Frontline 2012 and Hemen own approximately 58% and 4%, respectively, of the outstanding common shares of Knightsbridge.
In connection with the special general meetings, Hemen, and certain of its affiliates, (including Frontline 2012) have entered into voting agreements to vote all of their respective shares in favor of the merger. Approval of the merger by the shareholders of each Company requires the affirmative vote of those shareholders, as of the record date, representing 75% of the ordinary shares of that company which are voted at its special general meeting.
After the merger is completed it is expected that Hemen and such affiliates, collectively, will own approximately 61% of the shares and votes in the Combined Company, which includes Hemen's indirect ownership in the shares owned by Frontline 2012.

The merger values the entire issued share capital of Golden Ocean at approximately $297.0 million at a closing share price of $4.83 on January 16, 2015. While the closing share price on March 24, 2015 was $5.06, the share price used in the pro forma information has not been updated for this share price as it is not considered to be significantly different from the January 16, 2015 share price. The value of the consideration that Golden Ocean's shareholders will receive when the merger is completed will ultimately be based on the closing date share price of Knightsbridge's stock on the closing date of the merger, and could materially change.

2. Accounting Policies

During the preparation of this unaudited pro forma condensed combined financial information, management has performed a preliminary review and comparison of Golden Ocean's IFRS accounting policies with Knightsbridge's U.S. GAAP accounting policies. For purposes of preparing the unaudited pro forma condensed combined financial information, Golden Ocean's historical audited and unaudited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP based on a preliminary analysis. Following the consummation of the combination, management will conduct a final review of Golden Ocean's accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of Golden Ocean's statement of income or reclassification of assets or liabilities to conform to Knightsbridge's accounting policies and classifications or are required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

3. Accounting for the Combination

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Knightsbridge and Golden Ocean. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820"). Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the combined company's future consolidated financial statements.

The combination of Knightsbridge and Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"), with Knightsbridge selected as the accounting acquirer under this guidance. The factors that were considered in determining that Knightsbridge should be treated as the accounting acquirer in the Merger Transaction were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company, the relative sizes of Knightsbridge and Golden Ocean, the composition of senior management of the Combined Company and the name of the Combined Company. Management believes that the relative voting rights in the Combined Company and the composition of the board of directors in the Combined Company were the most significant factors in determining Knightsbridge as the accounting acquirer.
With respect to the relative voting rights in the Combined Company, it is noted that after the completion of the Merger, the current Knightsbridge shareholders and the current Golden Ocean shareholders will own approximately 64.4% and 35.6% of the Combined Company, respectively. Golden Ocean also currently has 4.9 million stock options outstanding, which will be converted into 0.7 million stock options in the Combined Company after the completion of the Merger based on the agreed exchange ratio and Golden Ocean has a $200.0 million convertible bond outstanding, which will be assumed by the Combined Company and will be convertible into 9.6 million shares of the Combined Company. Assuming that all options and bonds are converted into shares of the Combined Company then the shareholdings in the Combined Company would be as follows: (i) current Knightsbridge shareholders 60.7%, (ii) current Golden Ocean shareholders 33.6%, (iii) option holders 0.4% and (iv) bondholders 5.3%. It should be noted that the convertible bond conversion price is significantly "out of money" and conversion of the debt is currently not expected. The Hemen Shareholder is a common shareholder of both Knightsbridge and Golden Ocean and the effect of this common ownership was considered. The analysis of the relative voting rights in a business combination involving entities with common shareholders should consider the former shareholder groups of the combining entities and not the individual owners that are common to the combining entities. The former shareholder group that retains or receives the largest portion of the voting rights in the combined entity would be the accounting acquirer, absent the consideration of any of the other factors provided in ACS 805. In this transaction, the current Knightsbridge shareholders, including the Hemen Shareholder, will own 64.4% of the Combined Company and current Golden Ocean shareholders, including the Hemen Shareholder, will own 35.6% of the Combined Company and so the Knightsbridge shareholder group received the largest voting percentage in the Combined Company. This points to Knightsbridge as the accounting acquirer.
With respect to the composition of the board of directors in the Combined Company, the bye-laws of Knightsbridge as well as the Amended and Restated Bye-Laws, which will become the bye-laws of the Combined Company, require a simple majority of the votes cast at the shareholders meeting for the re-election or election of new directors. The Knightsbridge Board was expanded to eight directors and five of those directors were re-elected at the recent annual general meeting in September 2014. As a result, three directors are still to be appointed to the Knightsbridge Board. Knightsbridge has agreed to appoint John Fredriksen, Kate Blankenship and Gert-Jan van der Akker to fill the vacant director seats. The composition of the Combined Company's Board will consist of five Knightsbridge appointed directors, two directors who are directors in both Golden Ocean and Frontline 2012, which has a controlling interest in Knightsbridge, and one independent director. It should be noted that one of the directors of Knightsbridge is also the Chief Executive Officer of Golden Ocean Management AS. The composition of the board of directors points to Knightsbridge as the accounting acquirer.
The relative sizes of Knightsbridge and Golden Ocean were also considered to be factors that supported that conclusion that Knightsbridge will be the accounting acquirer. While Golden Ocean currently has higher revenues and assets than Knightsbridge, Knightsbridge is currently in a growth phase. In addition, the market capitalizations of Knightsbridge and Golden Ocean at September 30, 2014 were approximately $629 million and $441 million, respectively. It should also be noted that the net book value of the Knightsbridge equity is significantly higher than the equity of Golden Ocean.
The composition of the senior management of the Combined Company, the use of Golden Ocean's name for the Combined Company and the party that initiated the transaction were also considered but were not considered as important factors in the determination of the accounting acquirer.
Knightsbridge has a Chief Executive Officer while the remainder of management is provided under management agreements with ICB Shipping (Bermuda) Limited, a wholly owned subsidiary of Frontline Ltd. (this is not the same company as Frontline 2012 discussed above, which is also managed by Frontline Ltd.) and Golden Ocean Management Bermuda Ltd. Management services provided by Frontline Ltd are mainly related to administrative services and technical operations as well as newbuilding supervision services. It is also noted that the current Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS will assume those roles in the Combined Company and it is expected that the Combined Company will continue to outsource technical operations, newbuilding supervision and other administrative services (corporate secretarial and accounting) to Frontline Ltd. As such, the management of the Combined Company is changing to some extent in favor of Golden Ocean, but this is not considered to be a determining factor in the consideration of acquirer based on the analysis of the composition of the board of the Combined Company and its ability to determine the composition of management.

Due to the recent transformation of Knightsbridge from an oil tanker business to a dry bulk business and Golden Ocean's long history in the dry bulk sector, management believes that the Golden Ocean name is more widely known in the dry bulk market and decided to take advantage of this when choosing the name of the Combined Company. Management did not consider this to be an important factor, however, in the determination of the accounting acquirer compared with the various factors discussed above.
The date of the Merger Agreement is October 7, 2014. For pro forma purposes, the valuation of consideration transferred is based on the number of common shares to be issued by Knightsbridge and Knightsbridge's closing share price of $4.83 on January 16, 2015.  While the closing share price on March 24, 2015 was $5.06, the share price used in the pro forma information has not been updated for this share price as it is not considered to be significantly different from the January 16, 2015 share price. The value of the consideration that Golden Ocean's shareholders will receive when the combination is completed will ultimately be based on the closing date share price of Knightsbridge stock on the final date of the combination, which could materially change. It is expected that the Merger will be effective March 31, 2015.
The following represents the preliminary purchase price calculation (in thousands, total amounts may not recalculate due to rounding):

Golden Ocean outstanding shares	447,321
Exchange Ratio	0.13749
Knightsbridge common stock issued to Golden Ocean shareholders (in thousands)	61,500
Closing price per share on January 16, 2015	$4.83
Total estimated purchase price consideration	$297,045

When calculating the total estimated purchase price consideration above, the Company has assumed that no dissenter rights will be exercised. The Golden Ocean stock options and the Knightsbridge restricted stock units held by Golden Ocean are not considered to have a material impact on the purchase price consideration and are not included in the estimated purchase price consideration for purposes of these proforma financial statements.
The following represents the calculation of the bargain purchase gain and the allocation of the total purchase price based on management's preliminary valuation (in thousands, total amounts may not recalculate due to rounding):

Total estimated purchase price consideration	$297,045
Fair value of non-controlling interest	212
297,257
Fair value of net assets acquired and liabilities assumed	650,431
Bargain purchase gain	$(353,174)
Current assets	130,598
Restricted cash	40,000
Vessels, net	744,450
Vessels held under capital lease	23,980
Newbuildings	53,984
Refundable installments for cancelled newbuilding contracts	156,680
Derivative financial assets	3,411
Investments in associated companies	18,191
Available for sale financial assets	15,478
Value of long term time charters	108,469
Long term receivables	8,883
Current liabilities	(97,938)
Non-current liabilities	(555,755)
Fair value of net assets acquired and liabilities assumed	650,431

For pro forma purposes, the fair value of Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. Management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Consequently, Knightsbridge shall recognize the resulting gain in earnings on the acquisition date. The calculation of the bargain purchase gain will also be based on the closing date share price of Knightsbridge stock on the final date of the combination, which could materially change.

Knightsbridge's closing share price on the day prior to the merger announcement was $7.85 and Knightsbridge agreed to issue 61.5 million shares (valuing the announced consideration at $482.8 million). Since Golden Ocean's closing share price on the day prior to the merger announcement was NOK 6.39 (or $0.986) valuing Golden Ocean at $441.1 million, the merger announcement suggested that Knightsbridge would pay a 9.5% premium. The bargain purchase gain arising on the transaction is, in part, the result of the fall in the Knightsbridge's share price from the time of the transaction negotiations and the preparation date of the proforma information. For purposes of the proforma information, the closing share price on January 16, 2015 of $4.83 has been used and has been compared with a fair valuation of assets and liabilities as of June 30, 2014. The terms of the transaction, however, were largely based on the net asset valuations of Knightsbridge and Golden Ocean at September 30, 2014 and the share prices of each company at that time.
The following provides sensitivities to changes in the purchase price due to changes in Knightsbridge's share price (total amounts may not recalculate due to rounding):

(in thousands except per share data)	Price per Knightsbridge Share	Golden Ocean Exchanged Shares	Total Purchase Price Consideration	Bargain Purchase Gain
January 16, 2015	4.83	61,500	297,045	353,174
Decrease of 20%	3.86	61,500	237,390	412,829
Increase of 20%	5.80	61,500	356,700	293,519

4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of June 30, 2014

(A) Adjustments and reclassifications from IFRS to U.S. GAAP

Golden Ocean's historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S. dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, Golden Ocean's historical audited and unaudited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP, as applicable, based on a preliminary U.S. GAAP analysis. This is not intended to be a complete reconciliation from IFRS to U.S. GAAP as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation. The applicable adjustments following from the IFRS to U.S. GAAP reconciliation have been included in the "U.S. GAAP Selected Adjustments" column to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2014 as further explained below.

1.
Golden Ocean's loan agreements contain a financial covenant, which requires the company to maintain a minimum cash balance of $40.0 million throughout the term of the loan and so this balance has been reclassified from cash in order to conform with Knightsbridge's accounting policy under U.S. GAAP. The restricted cash is classified as non-current as it relates to long term debt.

2.
Installments related to newbuilding contracts that would originally have been classified as non-current assets under U.S. GAAP would continue to be classified by Knightsbridge as a non-current asset under U.S. GAAP as of June 30, 2014 pending final resolution of the arbitration appeals process and resolution of the associated gain contingency. That process related to each contract was not fully resolved as of June 30, 2014. The balances were classified as a current asset by Golden Ocean management following the initial arbitration findings in the second quarter of 2014 at which time that such balances were reclassified as financial assets measured at fair value under IFRS.

3.
Loan balances in the aggregate amount of $11.3 million relating to cancelled newbuilding contracts have been classified by Golden Ocean under IFRS as short term under the assumption that these loan balances will be repaid in the short term upon the receipt of the claims for re-imbursement of instalments paid and accrued interest. These loan balances have been reclassified as long term debt under U.S. GAAP as the repayment profile in the related loan agreements has not been amended.

(B) Pro Forma Adjustments

The following table and subsequent notes describe the purchase accounting fair value adjustments, other pro forma adjustments and reclassifications made to Golden Ocean's historical financial statements to conform to Knightsbridge's classification and presentation. The table also includes the elimination of historical transactions between Knightsbridge and Golden Ocean.  The table also gives effect to the adjustments that are directly attributable to the purchase transactions of 25 SPCs from Frontline 2012.

(amounts in thousands US$)	Adjustments(1)		Reclassifications(2)	Pro Forma Eliminations(3)	Total
ASSETS
Current Assets
Cash and equivalents	$133,745	(k)	$—	$—	$133,745
Trade receivables, net	—		(19,935)	—	(19,935)
Other receivables, net	—		14,339	(27)	14,312
Prepaid expenses and accrued income	—		5,596	—	5,596
Total Current Assets	133,745		—	(27)	133,718
Vessels, net	(88,920	)(a)	—	—	(88,920)
Vessels held under capital lease, net	(102,165	)(b)	—	—	(102,165)
Newbuildings	437,077	(c)(k)	—	—	437,077
Refundable instalments for cancelled newbuilding contracts	7,203	(d)	—	—	7,203
Investments in associated companies	8,254	(e)	—	—	8,254
Value of long term time charters	108,469	(f)		—	108,469
Total Assets	$503,663		$—	$(27)	$503,636
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	—		(25,059)	—	(25,059)
Accrued expenses	—		14,057	(27)	14,030
Deferred charter revenue	—		11,002	—	11,002
Total Current Liabilities	—		—	(27)	(27)
Long term debt	19,021	(h)	—	—	19,021
Obligations under finance lease	(70,529	)(g)	—	—	(70,529)
Other long term liabilities	(1,753	)(i)	—	—	(1,753)
Total Liabilities	(53,261)		—	(27)	(53,288)
Shareholders' Equity
Common stock	(43,496	)(j)(k)	—	—	(43,496)
Other shareholders' equity	600,420	(j)(k)	—		600,420
Total Shareholders' Equity	556,924		—	—	556,924
Total Liabilities and Shareholders' Equity	$503,663		$—	$(27)	$503,636

(1) Pro Forma Adjustments

a)
Vessels, net—The estimated fair value and the book value of Golden Ocean's vessels as of June 30, 2014 is $744.5 million and $833.4 million, respectively, giving rise to a preliminary purchase price allocation adjustment of $88.9 million. The estimated fair value is based on management's estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile; as such, these estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were sold.

b)
Vessels held under capital lease, net—The preliminary purchase price allocation has been made on the basis of the fair value attributed to the four vessels held under capital leased, which were valued based on the remaining lease terms and conditions as of June 30, 2014. In estimating the fair value of the capital lease assets, management has assumed it will take ownership of one of the vessels after the termination of the lease term. The estimated fair value of this capital lease asset is based on management's estimate after considering the market value of a similar vessel obtained from independent ship brokers, which is inherently uncertain, and based on a charter free vessel. For the other three capital lease assets, it is not expected that Golden Ocean will obtain ownership of the capital lease assets. Based on this, the estimated fair value of these capital lease assets has been determined to be equal to the fair value of the leasehold interest.

c)
Newbuildings—This fair value adjustment of $27.3 million and is based on management's estimate utilizing the estimated market values for equivalent newbuilding vessels received from independent ship brokers less the outstanding instalments.

d)
Refundable instalments for cancelled newbuilding contracts—The fair value adjustment is based on management's estimate of the fair value of the contingent gain related to the cancelled newbuilding contracts that remained subject to further arbitration or appeal proceedings as of June 30, 2014 and were unpaid as of this date.

e)
Investments in associated companies—This fair value adjustment is based on the estimated excess value of a vessel owned by an associated company. The valuation of this vessel is based on estimated market values received from independent ship brokers.

f)
Value of long term time charters—The fair value of long term time charter contracts of $108.5 million applies to seven vessels on fixed long term charters (per the combined fleet table beginning on page 38) and is calculated as the net present value of the difference between the net charter hires expected to be received from these contracts and management's estimates for similar contracts had they been entered into on June 30, 2014.

The significant assumptions used to derive the value of the long term time charters are the charter rates currently available for similar contracts, the vessel's historical performance and the interest rate used for discounting. Management's estimates of the charter rates currently available for similar contracts are based on the forward curve for freight forward agreements traded on the Baltic Exchange for the relevant vessel type and period and are adjusted for estimated broker commissions. These estimates are then adjusted for the historical performance of the vessel compared to the Baltic Exchange index for that vessel based on management's best estimates. The difference in cash flows between the net charter hires expected to be received from the fixed long term contracts and management's estimates for similar contracts had they been entered into on June 30, 2014 are then discounted at 7% in order to calculate the estimated fair value. Management has used this interest rate as it believes that it is a reasonable estimate of the required rate of return in the market based on calculated implied rates in recent finance lease proposals that have been observed in the market. This discount rate is consistent with the rate that the managements of Knightsbridge and Golden Ocean applied in the calculation of NAVs at September 30, 2014. It should be noted that index-linked time charter contracts are considered by management to be market neutral since the index rates are based on spot market performance and that no value has been allocated to these contracts.

g)
Obligations under capital lease, long term portion—The fair value of obligations under capital lease relates to four vessels chartered in by the Company (see b) above), each of which may be purchased by the Company at the end of the lease term, and is calculated as the net present value of the estimated payments that will be made under these lease contracts.

The significant assumptions used to derive the fair value of obligations under capital leases are the probability of the Company purchasing the vessel at the end of the lease and the interest rate used for discounting. In order to calculate the fair value of obligations under capital lease, the Company first considered the probability of it acquiring the vessel at the end of the lease and it concluded that three of the vessels would be redelivered and only one vessel would be acquired. For the three vessels to be redelivered, the Company included all periodic lease payments and excluded the purchase option from its calculations and for the vessel to be acquired, the Company included all periodic lease payments and also included the purchase option in its calculations. The estimated cash outflows were then discounted using a 7% interest rate.

In the fourth quarter of 2014, Golden Ocean decided not to exercise purchase options on two of these four vessels, the Ocean Minerva and the Golden Heiwa, and plan to redeliver the vessels during January 2015. This is consistent with the assumptions used to calculate the fair value of obligations under capital leases. The Company still expects to re-deliver the third vessel referred to above. If this third vessel was not re-delivered, the fair value of obligations under capital leases would increase by $24.4 million using a discount rate of 7%. If the discount rate is increased or decreased by 1%, the fair value of the obligation under capital leases will increase or decrease by approximately $1 million.

h)
Long term debt—The estimated fair value of Golden Ocean's convertible bond has been assessed to be 92.875% of notional principal balance based on the quoted trading price for the bond as of June 30, 2014. Other long term debt has not been subject to fair value adjustments based on management estimates.

i)	Other long term liabilities—This balance relates to the unamortized gain resulting from a sale-leaseback transaction and was assessed to have a fair value of $0.

j)	Equity—The following adjustments have been made to equity related to the merger transaction;

	Common Stock	Other Shareholders' Equity	Shareholders' Equity
Issuance by Knightsbridge of 61.5 million shares at $4.83 per share being the closing share price on January 16, 2015	615	296,430	297,045
Elimination of Golden Ocean's historic balances	(44,731)	(592,096)	(636,827)
Bargain purchase gain arising on the combination	—	353,174	353,174
	$(44,116)	$57,508	$13,392

(k)
In September 2014, Knightsbridge purchased 13 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $490 million in respect of these newbuilding contracts, net of cash of $25.1 million that was acquired on the purchase of the 13 SPCs. No other working capital balances were acquired. The transaction is accounted for at fair value where the purchase price consideration is measured based on the share price of Knightsbridge at the date of the transaction. The share price at the date of this transaction was $11.51. Purchase consideration for the assets purchased was $356.8 million. Assuming that this transaction had occurred on June 30, 2014, this would have the following effect on the unaudited pro forma condensed combined balance sheet:

USD thousands
Cash and cash equivalents	25,100
Newbuildings	331,710
Common stock (par value $0.01)	310
Other stockholders' equity	356,500

In March 2015, Knightsbridge purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of cash of $108.6 million that was acquired on the purchase of the 12 SPCs. No other working capital balances were acquired. As of March 2015 and before considering this transaction, Frontline 2012 owned 58% of the shares in Knightsbridge. This transaction is therefore to be accounted for as a common control transaction. The assets purchased from Frontline 2012 are therefore recorded at Frontline 2012 historical carrying value. Frontline 2012 historical carrying value for cash was $108.6 million and the historical carrying value of the newbuildings were $78.1 million at the effective transaction date. Assuming that this transaction had occurred on June 30, 2014, this would have the following effect on the unaudited pro forma condensed combined balance sheet:
USD thousands
Cash and cash equivalents	108,645
Newbuildings	78,077
Common stock (par value $0.01)	310
Other stockholders' equity	186,412

Based on the above, these transactions would have the following effect on the unaudited pro forma condensed combined balance sheet had they occurred on June 30, 2014;
USD thousands
Cash and cash equivalents	133,745
Newbuildings	409,787
Common stock (par value $0.01)	620
Other stockholders' equity	542,912

The impact of the above transactions on a pro forma basis as if these transactions had occurred on June 30, 2014, without adjusting for the impact of the probable merger with Golden Ocean, would have been to (i) increase Cash and equivalents by $133.7 million from $18.1 million to $151.8 million, (ii) increase Total current assets by $133.7 million from $34.4 million to $168.1 million, (iii) increase Newbuildings by $409.8 million from $99.0 million to $508.8 million, (iv) increase Total assets by $543.5 million from $680.3 million to $1,223,8 million, (v) increase Common stock by $0.6 million from $0.5 million to $1.1 million, (vi) increase Other stockholders' equity by $542.9 million from $542.5 million to $1,085.4 million, and (vii) increase Total Shareholders Equity and Total Liabilities and shareholders' equity by $543.5 million from $543.0 million and $680.3 million, respectively, to $1,086.5 million and $1,223.8 million, respectively.

(2) Pro Forma Reclassifications

Certain balances within Golden Ocean's total trade and other receivables were reclassified to other receivables and prepaid expenses and accrued income to conform to Knightsbridge's classification and presentation.

Certain balances within Golden Ocean's total trade payable and other current liabilities were reclassified to accrued expenses and deferred charter revenue to conform to Knightsbridge's classification and presentation.

(3) Pro Forma Eliminations

Relates to transactions between Knightsbridge and Golden Ocean and will be considered intercompany transactions once the combination is consummated.

5. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Six Months Ended June 30, 2014

(A) Adjustments from IFRS to U.S. GAAP

Golden Ocean's historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, Golden Ocean's historical audited and unaudited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP, as applicable, based on a preliminary U.S. GAAP analysis. The applicable adjustments following from this reconciliation have been included in the "U.S. GAAP Selected Adjustments" column to the Unaudited Pro Forma Condensed Combined statement of Operations for the six months ended June 30, 2014 and Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended 2013.

(amounts in thousands US$)	Reclassifications(1)	Adjustments(2)	Total
Ship operating costs	—	(9,743)	(9,743)
Depreciation	—	2,310	2,310
Other gains (losses), net	(1,346)	(10,952)	(12,298)
Operating income	(1,346)	(18,385)	(19,731)
Interest expense	—	2,896	2,896
Loss on freight forward agreements	(6,275)	—	(6,275)
Loss on interest rate swaps	(5,108)	—	(5,108)
Income from associated companies	7,621	—	7,621
Profit on sale of securities	1,342	—	1,342
Other financial items	3,766	—	3,766
Net earnings attributable to common shareholders	—	(15,489)	(15,489)

(1) IFRS to U.S. GAAP Reclassifications

In order to conform IFRS income statement classifications to U.S GAAP classifications part of Golden Ocean's other gains, net of $1.3 million have been reclassified to separate line items (as shown in the table above) in conformity with U.S. GAAP and Knightsbridge's classifications.

(2) IFRS to U.S. GAAP Adjustments

•
Ship operating costs and depreciation—Golden Ocean capitalizes dry docking costs as a separate component of the carrying value of its vessels and amortizes this cost over its estimated useful life. Such costs are expensed as incurred by Knightsbridge and so dry docking costs, which have been capitalized in the period have been expensed and the amortization relating to dry docking costs has been reversed.

•
Interest expense—Interest expense has been adjusted to reflect the fact that Golden Ocean bifurcated the convertible loan and the conversion option and recorded an equity element under IFRS whereas there would be no bifurcation of this equity element under U.S. GAAP. This resulted in the IFRS interest expense being $2.9 million higher that it would have been under U.S. GAAP. The Company has applied a straight-line amortization method for this element since this approximates the effective interest rate method.

•
Other gains (losses), net—Gains of $11.0 million relating to refundable installments and interest for cancelled newbuilding contracts as of June 30, 2014, have been recognized under IFRS upon reclassification of the newbuilding installment payments as a financial asset measured at fair value upon conclusion of the initial arbitration hearings during the second quarter of 2014. However, this gain has not been recognized under U.S. GAAP since gain contingencies related to the final resolution of the arbitration process and any related appeals have not been fully resolved as of June 30, 2014.

(B) Pro Forma Adjustments

The following notes describe the pro forma adjustments made to Golden Ocean's historical financial statements and the elimination of historical transactions between Knightsbridge and Golden Ocean.

1.
Time charter revenue—The fair value of time charter contracts recognized as part of the preliminary purchase price allocation will be amortized on a straight line basis over the length of those contracts, for which the remaining contract lengths range from 10 months to 7.5 years, and estimated amortization of $9.0 million has been recorded in the six months ended June 30, 2014.

2.
Other income and voyage expenses and commissions—Golden Ocean is currently the manager of Knightsbridge's dry bulk vessels and receives a management fee equal to 1.25% of the gross freights earned by these vessels. This management fee has been eliminated from the combined pro forma statement of operations.

3.	Depreciation—This adjustment comprises two elements:

i.
The depreciation expense for owned vessels for the period has been reduced by $2.0 million as a consequence of the fair value adjustment to the carrying balance of vessels, for which the remaining estimated useful lives range from 8.5 years to 25 years, as part of the preliminary purchase price allocation, and

ii.
The depreciation expense related to four vessels held under capital lease has been reduced by $2.6 million as a consequence of the fair value adjustment to the carrying balance of vessels held under capital lease as part of the preliminary purchase price allocation. The estimated useful lives of the capital lease assets were reconsidered in connection with the purchase price allocation adjustment since the lease term has been reassessed as of June 30, 2014. The estimated useful lives of the capital lease assets range from approximately 4 months to 6 years.

4.	Interest expense—This adjustment comprises four elements;

i.
The interest expense related to the convertible bond has been increased by $1.3 million to reflect the effective interest based on an assessment of the fair value of the convertible bond. Management determined that the fair value of the $200.0 million convertible loan was $185.75 million based on the quoted trading price for the bond on June 30, 2014. The Company does not believe that the nominal interest rate on the convertible loan changed in its fair valuation and has calculated the additional interest expense in the six months ended June 30, 2014 to be $1.3 million based on the amortization of the difference in the fair valuation of the principal amount. This was calculated as $14.25 million multiplied by 151(the number of days the loan was outstanding in the period) divided by 1,674(the total number of days the bond is expected to be outstanding for). The Company has applied a straight-line amortization method for this element since this approximates the effective interest rate method.

ii.
Deferred charges relating to the convertible bond were eliminated and reflected in the fair value assessment of the bond. Golden Ocean has recognized $0.3 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.

iii.
The interest expense related to four vessels held under capital lease has been reduced by $2.6 million as a consequence of the fair value adjustment related to the lease obligations as part of the preliminary purchase price allocation. The average implicit rate in these four leases has been reduced from approximately 8.5% to 7% based on management's best estimate for effective cost of financing that could be obtained in the market as of June 30, 2014.

iv.
Deferred charges relating to Golden Ocean's long-term debt, excluding the convertible bond, were eliminated and reflected in the fair value assessment of the debt. Golden Ocean has recognized $0.3 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.

5.	Income from associated companies—The share of results from associated companies has been adjusted as a consequence of the purchase price allocation to investment in associated companies.

6.	Other financial items—This adjustment comprises the amortization of a deferred gain arising on the sale-leaseback of a vessel which has been valued as $0.

6. Unaudited Pro Forma Condensed Combined Statement of Income Adjustments for the Year Ended December 31, 2013

(A) Adjustments from IFRS to U.S. GAAP

Golden Ocean's historical audited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S. dollars. Therefore, the following reclassifications and selected adjustments were reflected to convert Golden Ocean's income statement from IFRS to U.S. GAAP.

(amounts in thousands US$)	Reclassifications(1)	Adjustments(2)	Total
Ship operating costs	—	(4,486)	(4,486)
Depreciation	—	2,025	2,025
Other gains, net	(11,440)	—	(11,440)
Operating income	(11,440)	(2,461)	(13,901)
Gain on freight forward agreements	7,291	—	7,291
Gain on interest rate swaps	6,187	—	6,187
Income from associated companies	4,149	—	4,149
Profit on sale of securities	955	—	955
Other financial items	(7,142)	—	(7,142)
Net earnings attributable to common shareholders	—	(2,461)	(2,461)

(1) IFRS to U.S. GAAP Reclassifications

In order to conform IFRS income statement classifications to U.S GAAP classifications, other gains, net which amount to $11.4 million have been reclassified to separate line items (as shown in the table above) in conformity with U.S. GAAP and Knightsbridge's classifications.

(2) IFRS to U.S. GAAP Adjustments

Ship operating costs and depreciation—Golden Ocean capitalizes dry docking costs as a separate component of the carrying value of its vessels and amortizes this cost over its estimated useful life. Such costs are expensed as incurred by Knightsbridge and so dry docking costs of $4.5 million, which have been capitalized in the period have been expensed and the amortization expense of $2.0 million relating to capitalized dry docking costs has been reversed.

(B) Pro Forma Adjustments

The following notes describe the pro forma adjustments made to Golden Ocean's historical financial statements and the elimination of historical transactions between Knightsbridge and Golden Ocean.

1.
Time charter revenue—The fair value of time charter contracts recognized as part of the preliminary purchase price allocation will be amortized on a straight line basis over the length of those contracts, for which the remaining contract lengths range from 10 months to 7.5 years, and estimated amortization of $18.1 million has been recorded in the year ended December 31, 2013.

2.
Other income and voyage expenses and commissions—Golden Ocean is currently the manager of Knightsbridge's dry bulk vessels and receives a management fee equal to 1.25% of the gross freights earned by these vessels. This management fee of $0.5 million has been eliminated from the combined pro forma statement of operations.

3.	Depreciation—This adjustment comprises two elements:

i.
The depreciation expense for owned vessels for the period has been reduced by $3.7 million as a consequence of the fair value adjustment to the carrying balance of vessels, for which the remaining estimated useful lives range from 8.5 years to 25 years, as part of the preliminary purchase price allocation, and

ii.
The depreciation expense related to four vessels held under capital lease has been reduced by $3.6 million as a consequence of the fair value adjustment to the carrying balance of vessels held under capital lease as part of the preliminary purchase price allocation. The estimated useful lives of the capital lease assets were reconsidered in connection with the purchase price allocation adjustment since the lease term has been reassessed as of June 30, 2014. The estimated useful lives of the capital lease assets range from approximately 4 months to 6 years.

4.
Interest expense—This adjustment comprises two elements; the interest expense related to four vessels held under capital lease has been reduced by $5.3 million as a consequence of the fair value adjustment related to the lease obligations as part of the preliminary purchase price allocation. The average implicit rate in these four leases has been reduced from approximately 8.5% to 7% based on management's best estimate for effective cost of financing that could be obtained in the market as of June 30, 2014. In addition, the amortization of deferred charges related to Golden Ocean's long-term debt excluding the convertible bond has been reduced by $0.5 million as the value of deferred charges has been valued as $0 in the preliminary purchase price allocation.

5.	Income from associated companies—The share of results from associated companies has been adjusted as a consequence of the purchase price allocation to investment in associated companies.

6.	Other financial items—This adjustment comprises the amortization of a deferred gain arising on the sale-leaseback of a vessel which has been valued at $0.

7. Earnings per Share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of the Combined Company. The pro forma basic and diluted weighted average shares outstanding are a combination of historic Knightsbridge shares and the shares issued as part of the combination to Golden Ocean shareholders at an exchange ratio of 0.13749 Knightsbridge share per Golden Ocean and the 62 million shares issued to Frontline 2012 in connection with the Frontline 2012 Transactions.

The Combined Company unaudited pro forma condensed combined statement of income results in net income for the six months ended June 30, 2014 and the dilutive effect of 149,000 restricted stock units ("RSUs") and 668,000 stock options for the six months ended June 30, 2014 have been included in the calculation of the diluted weighted-average number of common shares outstanding.
The Combined Company unaudited pro forma condensed combined statement of income results in net income for the year ended December 31, 2013 and the dilutive effect of 176,000 RSUs and 680,000 stock options for the year ended December 31, 2013 have been included in the calculation of the diluted weighted-average number of common shares outstanding. The effect of the convertible debt issued in January 2014 is considered to be anti-dilutive and, therefore, not included in the calculation below for the periods presented.

The weighted average numbers of common shares outstanding were calculated as follows:

Six months ended June 30, 2014:

(shares in thousands)	Knightsbridge	Golden Ocean	Frontline 2012	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	37,497	61,500	62,000	160,997
Dilutive effect of RSUs	149	—	—	149
Dilutive effect of stock options	—	668	—	668
Diluted	37,646	62,168	62,000	161,814

Year ended December 31, 2013:

(shares in thousands)	Knightsbridge	Golden Ocean	Frontline 2012	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	25,620	61,500	62,000	149,120
Dilutive effect of RSUs	176	—	—	176
Dilutive effect of stock options	—	680	—	680
Diluted	25,796	62,180	62,000	149,976

Exhibit II

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the matters described below relating to the proposed Merger, the Combined Company's business and the industry it will continue to operate within. Although Knightsbridge and Golden Ocean believe that the matters described below cover the material risks related to the Merger, and the Combined Company's business and the industry it will continue to operate within that are currently known or reasonably foreseeable, they may not contain all of the information that is important to you in evaluating an investment in the securities offered hereby. Accordingly, we urge you to read this entire prospectus, including the information included or incorporated by reference in this document. Please also refer to the additional risk factors identified in the periodic reports and other documents of Knightsbridge incorporated by reference into this prospectus. See the section entitled "Where You Can Find More Information." Unless the context otherwise requires, as used in this section of the prospectus, the terms "we," "us," and "our" refer to the Combined Company and all of its subsidiaries.

Risks Related to the Merger Transactions
We may fail to realize the anticipated benefits of the Merger, and the integration process could adversely impact Knightsbridge's ongoing operations.

Knightsbridge and Golden Ocean entered into the Merger Agreement with the expectation that the Merger would result in various benefits, including, among other things, the creation of a larger listed company that would be more attractive to investors, improved purchasing and placing power, an expanded customer base and ongoing cost savings and operating efficiencies. The success of the Merger will depend, in part, on our ability to realize such anticipated benefits from combining the businesses of Knightsbridge and Golden Ocean. The anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or results of the Combined Company.

Knightsbridge and Golden Ocean have operated independently and until the completion of the Merger will continue to operate independently. While Golden Ocean is currently the commercial manager of all of the operating vessels owned by Knightsbridge, it is possible that the integration process could result in the loss of key employees, the disruption of each Company's ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Knightsbridge and Golden Ocean during the transition period. The integration may take longer than anticipated and may have unanticipated adverse results relating to Knightsbridge's or Golden Ocean's existing business.

Some of the directors of the Knightsbridge Board and the Golden Ocean Board are affiliated with other Hemen Related Companies, which after the Merger could result in conflicts of interest that may not be resolved in our favor.

Certain members of the Knightsbridge Board and the Golden Ocean Board also serve on the boards or as officers of one or more companies affiliated with Hemen Holding Limited, including but not limited to, Frontline, Frontline 2012, Seadrill, NADL and Ship Finance. We will refer to Hemen Holding Limited, a company indirectly controlled by trusts established for the benefit of Mr. John Fredriksen's immediate family, as the Hemen Shareholder and to the companies affiliated with the Hemen Shareholder as the Hemen Related Companies. To the extent that Knightsbridge does business with or competes with other Hemen Related Companies for business opportunities, prospects or financial resources, or participates in ventures in which other Hemen Related Companies may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for Knightsbridge. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to Knightsbridge, and it is possible that conflicts may be resolved in a manner adverse to Knightsbridge.

If the Merger Agreement is terminated then Golden Ocean or Knightsbridge may be liable for a termination fee.

If the Merger Agreement is terminated by either Golden Ocean or Knightsbridge and prior to the nine-month anniversary of the date of such termination, the party that initiated the termination enters into a definitive agreement with respect to any other acquisition proposal which gave rise to such termination, or any such acquisition proposal is consummated, then the party that initiated the termination of the Merger Agreement is obligated under the terms of the Merger Agreement to pay a $10 million termination fee.

Knightsbridge will assume the existing indebtedness of Golden Ocean if the Merger is completed, which may impose additional operating and financial restrictions on Knightsbridge (beyond those that currently exist) which, together with the resulting debt services obligations, could significantly limit our ability to execute our business strategy and increase the risk of default under our debt obligations once the Merger is completed.

Knightsbridge intends to assume existing indebtedness in an aggregate amount of approximately $660 million in connection with the Merger. Knightsbridge's current credit facilities require it to comply with certain financial maintenance covenants.

The additional credit facilities would also impose operating and financial restrictions on Knightsbridge. While many of these restrictions are similar to the restrictions found in the current Knightsbridge debt facilities, some have higher thresholds.
The additional credit facilities require us or our subsidiaries to maintain various financial ratios, including:

•	a maximum ratio of total liabilities to total assets;

•	a minimum EBITDA coverage ratio; and

•	a minimum liquidity.

Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, the Combined Company may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond the Combined Company's control, including changes in the economic and business conditions in the shipping markets in which the Combined Company will operate, may affect Knightsbridge's ability to comply with these covenants. Knightsbridge cannot assure you that it will meet these ratios or satisfy its financial or other covenants or that its lenders will waive any failure to do so.
These financial and other covenants may adversely affect the Combined Company's ability to finance future operations or limit its ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict the Combined Company's flexibility in planning for changes in its business and the industry and make it more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or the Combined Company's inability to maintain the required financial ratios under the credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under the Combined Company's credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of the Combined Company's assets.
Following the completion of the Merger, the Combined Company's ability to meet its cash requirements, including the Combined Company's debt service obligations, will be dependent upon its operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting its operations, many of which are or may be beyond the Combined Company's control. The Combined Company cannot provide assurance that its business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If the Combined Company's operating results, cash flow or capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt and other obligations. If the Combined Company is unable to service its debt, it could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance its debt or seek additional equity capital, and the Combined Company may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow the Combined Company to service its debt obligations or may have an adverse impact on its business. The Combined Company's debt agreements may limit its ability to take certain of these actions. The Combined Company's failure to generate sufficient operating cash flow to pay its debts or to successfully undertake any of these actions could have a material adverse effect on the Combined Company. These risks may be increased as a result of the increased amount of indebtedness of the Combined Company following the completion of the Merger.
In addition, the degree to which the Combined Company may be leveraged as a result of the indebtedness assumed in connection with the Merger or otherwise could materially and adversely affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make the Combined Company more vulnerable to general adverse economic, regulatory and industry conditions, could limit its flexibility in planning for, or reacting to, changes and opportunities in the markets in which it competes.

Knightsbridge has agreed to assume the options granted by Golden Ocean under the Golden Ocean Group Limited Share Option Scheme, which may have a dilutive effect on the Combined Company.

Golden Ocean has granted 5,000,000 options, of which 4,642,500 are still outstanding, under the Golden Ocean Group Limited share option scheme that Knightsbridge has agreed to assume under the terms of the Merger Agreement, which can result in the issuance of up to 638,297 common shares of the Combined Company. To the degree the Combined Company issues shares under the Golden Ocean Group Limited share option scheme, such issuances will dilute the ownership of other shareholders and may be dilutive to the Combined Company's earnings per share.

The completion of the Merger will expose Knightsbridge to increased risks relating to the construction of its newbuilding vessels because of the increased number of newbuilding vessels.

As of December 31, 2014, Knightsbridge had contracts for 14 newbuilding vessels. As of December 31, 2014, on a pro forma basis, giving effect to the Merger, the Combined Company had contracts for 24 newbuilding vessels. Since December 31, 2014, three of the newbuilding vessels have been delivered to Knightsbridge. Also, Knightsbridge has agreed to close the second step of Frontline 2012 Transactions, under which 12 more newbuilding contracts will be purchased and the Combined Company would own 36 newbuilding contracts on a pro forma basis as of September 30, 2014. These vessels are scheduled to be delivered to the Combined Company through September 2016. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect the Combined Company's financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and the Combined Company will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt. These risks will be potentially exacerbated by the greater number of newbuilding vessels that the Combined Company will have after completion of the Merger.

Knightsbridge is organized under the laws of the islands of Bermuda and a substantial portion of its assets will continue to be, and many of its directors and officers will continue to reside, outside of the United States after the Merger and as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States in Bermuda.

Knightsbridge is organized under the laws of the islands of Bermuda. After the Merger, substantially all of the Combined Company's assets will be located outside the United States, and all, except for one, of the Combined Company's directors and officers will reside outside the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Combined Company and such directors, officers or experts under the United States federal securities laws. There is uncertainty as to the enforceability in Bermuda by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

After the merger, the Combined Company may no longer qualify for exemption under Section 883, and may therefore have to pay tax on its U.S. source income, which would reduce the earnings of the Combined Company.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Combined Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

Before the Merger, both Knightsbridge and Golden Ocean qualified for this statutory tax exemption and each of Knightsbridge and Golden Ocean took this position for U.S. federal income tax return reporting purposes. The Companies would no longer qualify for exemption under the Code section 883 for a particular year if stockholder with a five percent or greater interest in each of the Companies' stock own 50% or more of outstanding shares of the relevant company's stock on more than half the days during the taxable year. While it is not certain, after the Merger, one or more stockholders that each own five percent or greater interest in the Combined Company's stock may own 50% or more of outstanding shares of the Combined Company's stock on more than half the days during a taxable year, and as a result the Combined Company may lose the benefit of this tax exemption and become subject to U.S. federal income tax on the Combined Company's U.S. source income.
If the Combined Company is not entitled to exemption under Section 883 for any taxable year, the Combined Company could be subject for those years to an effective 2% U.S. federal income tax on the shipping the Combined Company derives during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on the Companied Company's business and would result in decreased earnings available for distribution to its stockholders. For example, based on Golden Ocean's activities for its 2013 taxable year, if it had been subject to U.S. federal income tax, it would have had an aggregate tax liability of approximately $258,512.

Risks Related to the Combined Company's Business

The Combined Company will need to procure additional financing in order to complete the construction of its newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

We cannot guarantee that the Combined Company will be able to obtain additional financing at all or on acceptable terms. If adequate funds are not available, the Combined Company may have to reduce expenditures for investments in new and existing projects, which could hinder its growth and prevent it from realizing potential revenues from prior investments that will have a negative impact on its cash flows and results of operations.

We have significant capital requirements for our newbuilding vessels. As of December 31, 2014, the remaining commitments for our 34 newbuilding vessels were approximately $1,127 million. As of December 31, 2014, Knightsbridge had obtained commitments for $420 million of debt financing for 14 vessels. $240 million of this facility had been drawn down at December 31, 2014 in connection with eight vessels, which had been delivered at that time, leaving the balance of $180 million to finance six newbuildings. Golden Ocean has obtained a commitment for financing of five Supramax newbuilding vessels as part of the $284 million facility in the fourth quarter of 2014. We intend to finance the remaining 23 newbuilding vessels with a combination of proceeds from debt and equity financings, as market conditions permit and are currently in discussions with financing institutions to obtain financing of 14 newbuilding vessels. If such financing is not available when the Combined Company's capital commitments are due, it may be unable to meet such obligations and finance its other and future obligations. If for any reason the Combined Company fails to take delivery of the newbuilding vessels described above, it would be prevented from realizing potential revenues from these vessels, it may be required to forego deposits on construction, which amounted to an aggregate of $232 million (excluding capitalized interest and newbuilding supervision costs) as of September 30, 2014, and it may incur additional costs and liability to the shipyard under the construction contracts.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When the Combined Company enters into a time charter or bareboat charter, charter rates under that charter may be fixed for the term of the charter. Six of the Combined Company's operating vessels are currently on fixed time charters expiring during 2016 and 2017 for two vessels, and 2020 and 2021 for four vessels. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of the Combined Company's charterers are obligated to pay under existing charters, the charterers may have an incentive to default under that charter or attempt to renegotiate the charter rate. If the Combined Company's charterers fail to pay their obligations, it would have to attempt to re-charter its vessels at lower charter rates, which would affect the Combined Company's ability to comply with its loan covenants and operate its vessels profitably. If the Combined Company is not able to comply with the terms and provisions of its credit facilities and, after default, its lenders choose to accelerate its indebtedness and foreclose their collateral, the Combined Company could be required to sell vessels in its fleet and its ability to continue to conduct its business would be impaired.

The Combined Company is subject to certain risks with respect to its counterparties on contracts, and failure of such counterparties to meet their obligations could cause the Combined Company to suffer losses or otherwise adversely affect its business.

The Combined Company has entered into various contracts, including charter parties with its customers, loan agreements with its lenders and vessel management and other agreements, which subject it to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with the Combined Company or contracts entered into on its behalf will depend on a number of factors that are beyond its control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for the Combined Company's vessels and the supply and demand for commodities. The Combined Company had 34 newbuilding contracts for vessels under construction at December 31, 2014. Should a counterparty fail to honor its obligations under any such contract, the Combined Company could sustain significant losses which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Typically, charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with the Combined Company, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements it secures on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for the Combined Company's vessels. In addition, if the charterer of a vessel in the Combined Company's fleet that is used as collateral under one or more of its loan agreements defaults on its charter obligations to the Combined Company, such default may constitute an event of default under the Combined Company's loan agreements, which may allow the bank to exercise remedies under the Combined Company's loan agreements. If the Combined Company's charterers fail to meet their obligations to the Combined Company or attempt to renegotiate its charter agreements, the Combined Company could sustain significant losses which could have a material adverse effect on its business, financial condition, results of operations and cash flows, as well as its ability to pay cash distributions, if any, in the future, and compliance with covenants in its loan agreements. Further, if the Combined Company had to find a replacement technical manager, it may need approval from its lenders to change the technical manager.

The Combined Company may be unable to successfully compete with other vessel operators for charters, which could adversely affect its results of operations and financial position.

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive. Through the Combined Company's operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The dry bulk market is highly fragmented. It is possible that the Combined Company cannot obtain suitable employment for its vessels, which could adversely affect its results of operations and financial position.

The Combined Company's fixed time charters may limit its ability to benefit from any improvement in charter rates, and at the same time, its revenues may be adversely affected if it does not successfully employ its vessels on the expiration of its charters.

Six of the Combined Company's operating vessels are currently on fixed time charter expiring during 2016 and 2017 for two vessels and 2020 and 2021 for four vessels. Although the Combined Company's fixed time charters generally provide reliable revenues, they also limit the portion of its fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that the Combined Company will be able to successfully employ its vessels in the future or renew its existing charters at rates sufficient to allow it to operate its business profitably or meet its obligations. A decline in charter or spot rates or a failure to successfully charter the Combined Company's vessels could have a material adverse effect on its business, financial condition, results of operations and ability to pay cash distributions.

The aging of the Combined Company's fleet may result in increased operating costs in the future, which could adversely affect the Combined Company's earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The age of the Combined Company's dry bulk carrier fleet is approximately four years for the operational vessels. Upon the delivery of all of the newbuildings, which is scheduled to be completed in 2016, the average age of the fleet is expected to be 3 years. As the Combined Company's fleet ages, it will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels, may require expenditures for alterations, or the addition of new equipment, to the Combined Company's vessels and may restrict the type of activities in which these vessels may engage. As the Combined Company's vessels age, market conditions might not justify those expenditures or enable the Combined Company to operate its vessels profitably during the remainder of their useful lives.

The unaudited pro forma financial data for Knightsbridge and Golden Ocean included in this prospectus are preliminary, and the Combined Company's actual financial position and operations after the completion of the Merger Transactions may differ materially from the unaudited pro forma financial data included in this prospectus.

The unaudited pro forma financial data for both Knightsbridge and Golden Ocean in this prospectus are presented for illustrative purposes only and are not necessarily indicative of what the Combined Company's actual financial position or operations would have been had the Merger been completed on the dates indicated. See section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

Exhibit III

Unaudited Condensed Interim financial information of Golden Ocean Group Limited

Second Quarter 2014

Golden Ocean Group Limited
Unaudited Consolidated Comprehensive Income Statement
(in thousands of $, except per share data which are in $)

		2014	2013	2014	2013
	Notes	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun
Operating revenue		Unaudited	Unaudited	Unaudited	Unaudited

Time charter and voyage charter revenues		67,190	74,458	140,995	128,632
Other operating revenue	3	5,610	30,249	6,000	30,508
Total operating revenue		72,800	104,707	146,995	159,139
Operating expenses
Voyage expenses and commission		21,842	21,758	44,101	34,576
Vessel operating expenses		14,308	10,734	26,345	21,870
Charter hire expenses		13,206	17,755	30,941	26,354
Administrative expenses		2,788	3,561	5,571	6,617
Depreciation	7,8	12,186	9,643	22,518	18,819
Total operating expenses		64,329	63,452	129,477	108,236
Other gain (losses) net
Share of income from associates and Joint Ventures	12	1,020	180	1,423	583
Other gains (losses) net	4	1,503	(1,622)	10,460	(215)
Total other gains (losses) net		2,523	(1,442)	11,883	368

Operating profit (toss)		10,994	39,813	29,401	51,271
Interest income		412	231	595	516
Interest expense	5	(8,283)	(4,691)	(15,408)	(9,354)
Other financial items	6	(2,097)	8,141	(3,414)	7,828
Total net financial items		(9,968)	3,681	(18,228)	(1,010)

Profit before income tax		1,026	43,494	11,173	50,261
Income tax		(40)	(50)	(75)	(85)
Profit for the period		986	43,444	11,098	50,176
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Changes in fair value of available-for-sale financial assets	15	296	1,191	(300)	1,191
Recycling of changes in fair value of sold available-for-sale financial assets	15	(1,138)		(1,138)
Currency translation differences		(5)	-	(5)	-
Total comprehensive income for the period		139	44,635	9,655	51,367
Profit/(loss) attributable to:
- Owners of the parent		1,267	43,613	11,494	50,397
- Non-controlling interests		(281)	(169)	(396)	(221)
Profit/(loss) for the period		986	43,444	11,098	50,176
Comprehensive income (loss) attributable to:
Owners of the parent		420	44,804	10,051	51,588
Non-controlling interests		(281)	(169)	(396)	(221)
Total comprehensive income (loss) for the period		139	44,635	9,655	51,367
Basic and diluted earnings per share		$0.0	$0.10	$0.03	$0.11

See accompanying notes that are an integral part of these financial statements

 Golden Ocean Group Limited
 Unaudited Consolidated Balance Sheet

		2014	2013
	Notes	June 30	Dec 31
		Unaudited
(in thousands of $)
ASSETS
Non current assets
Vessels and equipment	7	833,370	667,788
Vessels held under finance leases	8	126,145	130,795
Vessels under construction	9	26,694	16,144
Other long term receivables	11	8,883	8,588
Available-for-sale financial assets	15	15,478	16,916
Derivative financial instruments	14	3,411	2,735
Installments on cancelled newbuildings	24	-	192,976
Investment in associated companies and Joint Ventures	12	9,937	17,419
Total non-current assets		1,023,918	1,053,361
Current assets
Inventories		11,331	10,775
Trade and other receivables	11	25,931	25,495
Refundable installments on cancelled newbuildings	24	149,477	-
Restricted deposit	10	6,107	4,960
Cash and cash equivalents	10	127,228	93,881
Total current assets		320,075	135,110
Total assets		1,343,993	1,188,471
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		44,731	44,726
Additional paid in capital		99,187	99,156
Other reserves		50,137	23,466
Retained earnings		442,772	453,434
		636,827	620,782
Non-controlling interests		212	1,108
Total Equity		637,039	621,890
Non-Current Liabilities
Long term debt	16,17	492,094	362,805
Obligations under finance leases	18	107,174	110,416
Other long term liabilities		1,753	1,903
Total non-current liabilities		601,021	475,124
Current Liabilities
Long-term debt - current portion	16	66,144	41,214
Obligations under finance leases — current portion	18	7,195	7,370
Amount due to related parties		534	1,216
Trade payables and other current liabilities	19	32,059	41,656
Total current liabilities		105,933	91,456
Total liabilities and shareholders' equity		1,343,993	1,188,471

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Unaudited Consolidated Cash Flow Statement

(in thousands of $)		2014	2013
	Notes	Jan-Jun	Jan-Jun
		Unaudited	Unaudited
OPERATING ACTIVITIES
Profit for the period		11,098	50,176
Adjustments for:
Share based payment		260	684
Stock options paid in cash		(54)	--
Gain on sale and Impairment of available-for-sale financial assets		(1,364)	--
Share of (profit) loss from associates and Joint Ventures	12	(7,621)	(583)
Gain from refundable installments on cancelled newbuildings		(10,537)	--
Interest expensed		10,870	4,917
Interest income		(595)	(516)
Depreciation	7,8	22,518	18,821
Amortisation of deferred charges		678	300
Foreign currency gain (losses)	7,9	104	85
Imputed interest on other long term receivables		(295)	(275)
Net change in:
Amount due to related parties		(682)	(702)
Derivative financial instrument	14	5,205	(7,786)
Trade and other receivables	11	(436)	(14,470)
Inventories		(556)	(8,684)
Trade payables and other current liabilities	19	(5,379)	6,467
Net cash provided by operating activities		23,214	48,434
INVESTING ACTIVITIES
Changes in restricted cash		(1,146)	(346)
Interest received		595	516
Payments on vessels	7,9	(151,425)	(40,435)
Capitalised docking and periodic maintenance		(9,766)	_
Investment in Joint Venture	12	-	(18,250)
Proceeds from cancelled newbuildings		56,233	-
Sale of available-for-sale financial assets		1,364	-
Net cash provided by (used in) investing activities		(104,145)	(58,515)
FINANCING ACTIVITIES
Payment of financing charges		(3,647)	(601)
Payment of interest		(6,267)	(4,852)
Payment of interest swaps		(5,881)	(1,931)
Repayment of obligations under finance leases		(3,417)	(3,204)
Repayment of long term debt		(39,188)	(26,612)
Proceeds from long term debt		-	24,017
Proceeds from issue of new shares		36	-
Payment of dividends		(27,357)	-
Proceeds from Convertible bonds		200,000	-
Net cash (used in) provided by financing activities		114,279	(13,183)
Net change in cash and cash equivalents		33,347	(23,264)
Cash and cash equivalents at beginning of period		93,881	104,359
Cash and cash equivalents at end of period	10	127,228	81,095

Golden Ocean Group Limited
Unaudited Consolidated Statement of Changes in Equity

Total Attributable to equity holders of the parent

(in thousands of $)
		Additional				Non-
	Share	Paid in	Other	Retained		Controlling	Total
	Capital	Capital	Reserves	Earnings	Total	Interests	Equity

Balance of January 1, 2013	44,726	99,156	16,550	377,372	537,805	491	538,296
Comprehensive income for the period	-	-	1,191	50,397	51,588	(221)	51,367
Value of services under stock options scheme	-	-		684	684		684
Balance at June 30, 2013	44,726	99,156	17,741	428,453	590,076	270	590,346
Balance at January 1, 2014	44,726	99,156	23,466	453,434	620,782	1,108	621,890
Comprehensive income for the period	-	-	(1,443)	11,494	10,050	(396)	9,655
Equity portion Convertible Bond	-	-	28,115	-	28,115	-	28,115
Issue of new share capital	5	31	-	-	36	21	57
Dividends and related tax	-	-	-	(22,363)	(22,363)	(521)	(22,884)
Value of services under stock options scheme	-	-	-	260	260	-	260
Stock option paid in cash	-	-	-	(54)	(54)	-	(54)
Balance at June 30, 2014	44,731	99,187	50,137	442,772	636,827	212	637,039

1.            ACCOUNTING PRINCIPLES
The unaudited condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. A full description of the accounting principles used in preparing the consolidated financial statements for Golden Ocean Group Ltd. is included in note 2 in the annual report for 2013. The annual consolidated financial statements are prepared in accordance with IFRS as approved by IASB. There have been no changes in the accounting principles in 2014 compared to 2013.
2.            ESTIMATES, JUDGEMENTS AND ASSUMPTIONS
Preparation of the interim financial statements in accordance with IFRS implies use of estimates, which are based on judgments and assumptions that affect the application of accounting principles and the reported amounts of assets, liabilities, revenues and expenses. Actual amounts might differ from such estimates.  Other than in the case of the item described below, there were no significant changes to the estimates and judgments made in these interim financial statements compared to the previous annual financial statements.
Refundable installments on cancelled newbuildings
Based on the outcome of the arbitration on the installments for the nine cancelled newbuilding contracts there has been a reclassification of these assets from nonfinancial to financial. The receivables are initially measured at fair value upon the change in classification but do not include interest on the two contracts where the Company was not awarded interest by the court.  The Company continues to believe that its appeal to receive interest on all contracts will succeed, however the right to these amounts is not considered virtually certain based on the initial adverse ruling.  Had the group judged that it was virtually certain that it had a right to refund of interest for these two contracts where interest was not initially awarded, the value of the financial assets would have been $157.7 million compared to the financial asset of $149.5m that was recorded at June 2014 and resulted in $8.2 million higher pre-tax profits for the second quarter 2014. The denial of interest for these two cancelled contracts be appealed in front of the High Court in London in November this year.
3.            OTHER REVENUE
(in thousands of $)	2014	2013	2014	2013
	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun
Management fee revenues	280	249	671	508
Other revenues	5,329	30,000	5,329	30,000
Total other revenue	5,609	30,249	6,000	30,508

Other revenue of $5.3 million is related to compensation for a default on a charter contract received in the second quarter of 2014. Other revenues of $ 30.0 million in second quarter 2013 relates to a settlement from a 2010 claim from a Company for non-performance of a long term charter party.
4.            OTHER GAINS (LOSSES) NET
(in thousands of $)	2014	2013	2014	2013
	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun
Gain (loss) on Forward freight agreements	(8,461)	(850)	(6,235)	281
Gain (loss) on bunkers derivatives	44	(772)	(40)	(496)
Gain from refundable installments on cancelled newbuildings	10,537	-	10,537	-
Gain from purchase of Shares in Joint Venture	-	-	6,198	-
Total other gains (losses) net	2,120	(1,622)	10,460	(215)

The refundable installments on cancelled newbuildings have been reclassified from a non – financial asset to a financial asset based on the outcome of the arbitration in the second quarter. The asset has been measured at fair value when initially recognised in the second quarter and thereafter measured at amortised cost. The fair value was determined based upon the estimated cash to be received as a result of the outcome of the arbitration.There has been recognised a total net gain of $7.5 million for the period January 2014 to June 2014 on the remaining refundable installments. Furthermore the company has received final settlement of two contracts resulting in a gain of $3.0 million.

5.            INTEREST EXPENSE
(in thousands of $)	2014	2013	2014	2013
	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun
Interest on bank overdrafts and loans	7,686	3,273	13,158	6,371
Interest on obligations under finance leases	1,914	2,068	3,860	4,137
Total interest expense	9,600	5,341	17,018	10,508
Less amounts included in the cost of qualifying assets	(1,318)	(649)	(1,610)	(1,154)
Net interest expense	8,282	4,692	15,408	9,354

6.            OTHER FINANCIAL ITEMS
(in thousands of $)	2014	2013	2014	2013
	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun

Interest swap	(3,396)	8,193	(5,108)	7,955
Dividend received	-		325	-
Foreign currency gain! (losses)	(43)	(19)	(104)	(85)
Other financial items	1,342	(33)	1,473	(42)
Total other financial items	(2,097)	8,141	(3,414)	7,828

Total interest rate swap loss in the second quarter was $3.4 million compare to a gain of $8.2 million same quarter previous year. Total interest rate swap loss for the period from January to June 2014 was $5.1 million compare to a gain of 8.0 million for the same period previous year. The Company received dividend from Greenship Bulk Trust in the first quarter of 2014. The Company sold 55,000 shares in Korea Line Corporation in the second quarter. A related gain of $1.3 million is reported as other financial items.
7.  VESSELS AND EQUIPMENT
Vessel	Built	DWT	Flag
Channel Alliance	1996	171,978	Hong Kong
Channel Navigator	1997	172,058	Hong Kong
Golden Saguenay	2008	75,500	Hong Kong
Golden Opportunity	2008	75,500	Hong Kong
Golden Ice	2008	75,845	Hong Kong
Golden Feng	2009	170,500	Marshall Islands
Golden Strength	2009	75,745	Hong Kong
Golden Shui	2009	170,500	Marshall Islands
Golden Beijing	2010	176,000	Hong Kong
Golden Eminence	2010	79,447	Hong Kong
Golden Empress	2010	79,600	Hong Kong
Golden Endeavour	2010	79,600	Hong Kong
Golden Endurer	2011	79,600	Hong Kong
Golden Enterprise	2011	79,471	Hong Kong
Golden Zhoushan	2011	175,834	Hong Kong
Golden Suek	2011	74,500	Hong Kong
Golden Bull	2012	74,500	Hong Kong
Golden Brilliant	2013	74,500	Hong Kong
Golden Pearl	2013	74,187	Hong Kong
Golden Diamond	2013	74,187	Hong Kong
Golden Magnum	2009	179,788	Hong Kong
Golden Daisy	2012	81,507	Marshall Islands
Golden Ginger	2012	81,487	Marshall Islands
Golden Rose	2012	81,585	Marshall Islands
Golden Ruby	2013	74,500	Hong Kong

(in thousands of $)		Docking and
		periodic	Fixtures and
	Vessels	maintenance	Equipment	Total
Cost:
At January 1, 2013	768,452	7,482	486	776,420
Additions	51,803	3,486	10	55,299
Transferred from vessels under construction (note 9)	29,214	1,000		30,214
At December 31, 2013	849,469	11,968	496	861,932
At January 1, 2014	849,469	11,968	496	861,932
Additions	173,660	9,743	25	183,428
At June 30, 2014	1,023,129	21,711	521	1,045,360
Accumulated depreciation and impairment:
At January 1, 2013	161,414	3,081	408	164,903
Depreciation	27,192	2,025	25	29,241
At December 31, 2013	188,606	5,106	433	194,144
At January 1, 2014	188,606	5,106	433	194,144
Depreciation	15,519	2,310	17	17,846
At June 30, 2014	204,125	7,416	450	211,990
Carrying amount:
At June 30, 2014	819,004	14,295	71	833,370
At December 31, 2013	660,863	6,862	63	667,788

8.  VESSELS HELD UNDER FINANCE LEASES
The Group has the following vessels on financial lease at June 30, 2014.
Vessel	Built	DWT	Flag
Golden Lyderhorn	1999	74,242	Hong Kong
Ocean Minerva	2007	75,698	Panama
Golden Heiwa	2007	76,662	Panama
Golden Eclipse	2010	79,600	Hong Kong

(in thousands of $)
Cost: At January 1, 2013	176,159
At December 31, 2013	176,159
At January 1, 2014	176,159
Additions	22
At June 30, 2014	176,181
Accumulated depreciation:
At January 1, 2013	35 942
Depreciation	9 422
At December 31, 2013	45 364
At January 1, 2014	45 364
Depreciation	4,672
At June 30, 2014	50 037
Carrying amount:
At June 30, 2014	126,145
At December 31, 2013	130,795

Vessels held under finance lease are depreciated on the same basis as owned vessels.

9.            VESSELS UNDER CONSTRUCTION
(in thousands of $) At January 1, 2013	116,082
Additions	22,288
Transferred to installments on cancelled newbuildings	(92,012)
Transferred to vessels and equipment (note 7)	(30,214)
At December 31, 2013	16,144
At January 1, 2014	16,144
Additions	10,550
At June 30, 2014	26,694

Additions include instalments, interest and supervision on newbuildings.
10.  CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT
(in thousands of $)	2014	2013
	JUNE	DECEMBER
Cash at bank and in hand	64,728	81,381
Short-term deposits	62,500	12,500	,
Cash and cash equivalents	127,228	93,881
Restricted deposit	6,107	4,960
Cash and cash equivalents and restricted deposit	133,335	98,841

11.            TRADE AND OTHER RECEIVABLES
(in thousands of $)	2014	2013
	JUNE	DECEMBER
Trade receivables, net	5,996	7,343
Other receivables	23,222	15,867
Prepayments	5,596	10,873
	34,814	34,083	,
Less non-current portion: other receivables	(8,883)	(8,588)
Current portion	25,931	25,495	,

12.            INVESTMENT IN ASSOCIATED COMPANIES AND JOINT VENTURES
UFC Golden (in thousands of $)		Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam Management	Totals
Ownership	50%	50%	50%	50%	25%
At 1 January, 2013	1,248	-	-	-	-	1,248
Additions	-	6,350	6,924	6,400	-	19,674
Disposals/Dividends	-	-	-	(7,653)	-	(7,653)
Share of income	673	834	1,276	1,253	114	4,150
At 31 December, 2013	1,921	7,184 ,	8,200	-	114	17,419 ,
At 1 January, 2014	1,921	7,184	8,200	-	114	17,419
Disposals/Dividends	(1,500)	(1,055)	-		-	(2,555)
Transfer to investment in subsidiaries		(6,350)	-		-	(6,350)
Share of income	739	221	463	-	-	1,423
At 30 June, 2014	1,160	-	8,663	-	114	9,937

The figures reflect the Group's investment in the above companies.

(in thousands of $) Ownership	UFC 50%	Golden Magnum Inc. 50%	Golden Opus Inc. 50%	Seateam Management 25%	Totals
At June 30, 2014
Current assets
Cash and cash equivalents	3,070	-	3,422	-	6,492
Other current assets	1,580	-	2,246	456	4,282
Total current assets	4,650	-	5,668	456	10,774
Current liabilities				-
Financial liabilities	-	-	458	-	458
Other current liabilities	2,330	-	622	-	2,952
Total current liabilities	2,330	-	1,080	-	3,410
Non-current assets
Assets	-	-	33,025	-	33,025
Total non-current assets	-	-	33,025	-	33,025
Non-current liabilities
Financial liabilities	-	-	20,287	-	20,287
Total non-current liabilites	-	-	20,287	-	20,287
Net total assets	2,320	-	17,326	456	20,102

(in thousands of $) Ownership	UFC 50%	Golden Magnum Inc. 50%	Golden Opus Inc. 50%	Seateam Management 25%	Totals
At December 31, 2013
Current assets
Cash and cash equivalents	3,606	804	-	-	4,410
Other current assets	1,848	4,586	4,845	456	11,735
Total current assets	5,454	5,390	4,845	456	16,145

Current liabilities
Financial liabilities	-	952	458	-	1,410
Other current liabilities	1,612	1,077	295		2,984
Total current liabilities	1,612	2,029	753	-	4,394

Non-current assets
Assets	-	33,310	33,630	-	66,940
Total non-current assets	-	33,310	33,630	-

Non-current liabilities
Financial liabilities	-	22,303	21,322	-	43,625
Total non-current liabilities	-	22,303	21,322	-	43,625
Net total assets	3,842	14,368	16,400	456	35,066

The tables above reflect the total assets and liability for the Group's JV/associated companies.
The Group bought the remaining 50% of Golden Magnum Inc. in the first quarter of 2014 and it is now considered as a fully owned subsidiary where all assets and liability are consolidated into the Group's financial statement.

13.  ACQUISITIONS
During March 2014, the Company acquired the 50% outstanding shares in Golden Magnum Inc. for $ 13.6 million from the other joint venture partner. The acquisition resulted in a holding gain on the existing 50% share of 6.2 million, which has been included in other gains in profit and loss in the first quarter of 2014.
The shares were acquired by $13.6 million in cash which is also considered to be the fair value of the consideration.
The fair value of the assets and liabilities in Golden Magnum Inc. were as follows at the acquisition date.
(in thousands of $)	2014
MARCH 12
Non current assets
Vessel and equipment	45,500
Total non-current assets	45,500

Current assets
Cash and cash equivalents	1,512
Other current assets	4,014
Total current assets	5,526
Total assets
51,026
Non current liabilities	22,326
Long term debt	22,326
Total non-current liabilities
Current liabilities
Long term debt - current portion	952
Other current liabilities	548
Total current liabilities	1,500
Total liabilities	23,826
Total identifiable net assets	27,200

The investment was transferred from investment in joint ventures to investments in subsidiaries as a wholly owned subsidiary and consolidated from the same date.
Since the acquisition date the Group has included $ 2.9 million in revenues and $ 0.7 million in profit and loss for the period ended June 30, 2014. Had the acquisition occurred as of the beginning of the year, the revenue reported for the combined entity would have been $4.5 million and profit and loss $ 1.1 million.
14.  DERIVATIVE FINANCIAL INSTRUMENTS
(in thousands of $)	2014 JUNE	2013 DECEMBER

Interest derivatives	3,339	2,566
Bunkers derivatives	72	169
Derivative financial instruments	3,411	2,735

15.  AVAILABLE-FOR-SALE FINANCIAL ASSETS

(in thousands of $)	2014 JUNE	2013 DECEMBER

At 1 January, 2014	16,916	-
Additions	-	10,000
Changes in fair value of available-for-sale financial assets	(300)	7,255
Recycling of changes in fair value of sold available-for-sale financial assets	(1,138)	(339)
At 30 June, 2014	15,478	16,916

(in thousands of $)	2014	2013
	JUNE	DECEMBER
Listed Equity securities:
Korea Line Corporation - Asia	2,667	4,166
Knightsbridge Tankers Limited - US	167	107
Unlisted Equity securities:
Greenship Bulk Trust - Europe	12,644	12,644
Total available for sale-financial assets	15,478	16,916

(in thousands of $)	2014	2013
	JUNE	DECEMBER
Currencies:
NOK (Norwegian kroner)	12,644	12,644
KRW (Korean Won)	2,667	4,166
US dollar	167	107
Total available for sale-financial assets	15,478	16,916

16.  LONG-TERM DEBT

(in thousands of $)	2014 JUNE	2013 DECEMBER
Within one year	66,144	41,214
Between one and two years	151,013	120,651
Between two and five years	347,925	180,172
After five years	-	67,373
Total debt	565,082	409,410
Current portion	(66,144)	(41,214)
Long-term debt, nominal value	498,938	368,196
Value of sellers credit	(774)	(1,029)
Deferred transaction costs	(6,070)	(4,362)
Long-term debt, net	492,094	362,805

All debt is secured by mortgages over sailing vessels and vessels under construction.
All debt related to the cancelled newbuildings has been classified as short term debt as it falls due following the final arbitration award.
(in thousands of $)	2014 JUNE	2013 DECEMBER
Non-current
Bank borrowings and sellers credit	315,281	362,805
Convertible Bond	176,813	-
Finance lease liabilities	107,174	110,416
	599,268	473,221
Current
Bank borrowings and sellers credit	66,144	41,214
Finance lease liabilities	7,195	7,370
	73,339	48,584
Total borrowings	672,607	521,805

All debt is denominated in US Dollars and the bank debt has an interest rate at LIBOR plus a fixed margin of an average of 2.70 percent. The interest rate is mainly repriced on a monthly basis, while some facilities are repriced on a quarterly basis. The Convertible bond debt ($ 200 million) has a fixed coupon of 3.07% p.a.
17.  CONVERTIBLE BOND
During January 2014 the company issued a $ 200 million 3.07% senior unsecured convertible bonds due 2019, with a conversion price of $ 2.86. The bond was separated into a liability and equity component upon initial recognition of the instrument. $ 171.4 million is estimated to be the fair value of the liability component and is recorded as the initial carrying amount of the liability. The residual value of $ 28.1 million is recognised as an equity component.
(in thousands of $)	Carrying value	Fair Value
	JUNE	JUNE
Convertible bond	178,813	185,750

The fair value of the convertible bonds is based on market prices on OTC market in Oslo at June 30, 2014.
The fair values are within level 2 of the fair value hierarchy.
18.  OBLIGATIONS UNDER FINANCE LEASE
	Within one year		2-5 years			6-10 years			Total
(in thousands of $)	6/30/2014	12/31/2013	6/30/2014		12/31/2013	6/30/2014		12/31/2013	6/30/2014		12/31/2013
Minimum Lease Payments
Interest	7,349	7,501	27,894		28,652	1,880	,	4,609)	37,123		40,762
Purchase option	-		55,017		55,017	33,550		33,550	88,567		88,567
Instalments	7,195	7,370	17,327		18,852	1,280		2,996	25,802	,	29,218
Total Minimum Lease	14,544	14,871	100,238	,	102,521	36,710		41,155	151,492	,	158,547

Less interest									(37,123)		(40,762)
Present Value of Lease Obligations									114,369		117,785

Current portion									7,195		7,370
Non-current portion									107,174		110,416

The Group has recorded finance leases on four vessels at June 30, 2014 (and 2013).The Group has purchase options and the exercise price of the option changes based upon the date the option is exercised.
The table below lays out the approximate latest exercisable dates and purchase option amounts based on the date the purchase options are calculated to be exercisable, and the first lease renewal date.
(in thousands of $)	Purchase option exercisable date	Purchase option amount	Lease renewal date
Golden Lyderhorn	September 2016	11,500	September 2016
Ocean Minerva	January 2018	21,052	January 2015
Golden Heiwa	March 2017	22,465	March 2015
Golden Eclipse	April 2020	33,550	April 2020

The purchase option exercise prices at the final exercise date for Ocean Minerva and Golden Heiwa are  denominated in JPY, and are JPY1.64 billion and JPY1.75 billion respectively.
All lease payments are denominated in US Dollars. The Group's finance lease obligations are secured by the  lessor's title to the leased assets.
19.  TRADE PAYABLES AND OTHER CURRENT LIABILITIES
(in thousands of $)	2014	2013
	JUNE	DECEMBER
Trade payables	5,305	1,512
Accruals	11,002	6,273
Deferred revenue	14,057	27,540
Other current liabilities	1,695	6,331
Total	32,059	41,656
Deferred revenue relates to time charter revenue received in advance for future periods.

The Company received $14.1 million dollars as income in advance during the fourth quarter of 2013. The amount relates to prepaid hire for 1 year for three vessels.
20.  CAPITAL COMMITMENTS
(in thousands of $)	Within one year		2-5 years		Total
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Vessels under construction	114,839	23,511	69,862	171,764	184,701	195,275
Total	114,839	23,511	69,862	171,764	184,701	195,275

Five of the Supramax vessels are expected to be delivered during first half of 2015 while the remaining three are expected to be delivered during first half of 2016.
21.  OPERATING LEASES
Rental expense
The future minimum rental payments under the Group's non-cancellable operating leases as of June 30, 2014 are as follows:
(in thousands of $)	2014	2013
.	JUNE	DECEMBER
Within one year	6,571	25,099
In the second to fifth years	581	17,351
Total minimum lease payments	7,151	42,450

Total rental expense for the second quarter of 2014 for operating leases was $13.2 million (Second quarter 2013:$17.8 million). Total rental expense for the period from January to June 2014 was $30.9 million (same period 2013: $26.4 million)
Rental income
The minimum future revenue payments (including owned vessels) to be received under the Group's non-cancellable operating leases as of June 30, 2014 are as follows:
(in thousands of $)	2014	2013
.	JUNE	DECEMBER
Within one year	74,274	67,251
In the second to fifth years	165,165	164,207
Later than five years	38,997	55,918
Total minimum lease revenue	278,436	287,376

Total rental income from operating leases was $67.2 million in the second quarter of 2014 (Second quarter 2013:$74.5 million). Total rental income for the period from January to June 2014 was $141.0 million (same period 2013: $128.7 million)
22.  FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Financial Risk
Through its activities the Group is exposed to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. The Group makes use of derivative financial instruments such as foreign exchange forward contracts and interest rate swaps to moderate certain risk exposures.
Fair value estimation
The following table presents the Group's assets and liabilities that are measured at fair value at June 30, 2014:
(in thousands of $)	Level 1	Level 2	Total
At June 30, 2014
Assets
Available-for-sale financial assets	2,834	12,644	15,478
Derivative financial instruments (interest swap)	-	3,411	3,411
Total assets	2,834	16,055	18,889

(in thousands of $)	Level 1	Level 2	Total
At December 31, 2013
Assets
Available-for-sale financial assets	4,272	12,644	16,916
Derivative financial instruments (interest swap)	-	2,735	2,735
Total assets	4,272	15,379	19,651

Level 1 is the fair value of financial instruments traded in active markets based on quoted market prices at the balance sheet date. Level 2 is defined as inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). The fair value of financial instruments that are not traded in an active (for example, over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Valuation techniques used to derive Level 2 fair values.
Level 2 trading and hedging derivatives comprise forward foreign exchange contracts and interest rate swaps. Fair value of interest rates are set by the bank by using the discounted value of each contract where they use the forward curve for the relevant remaining period as benchmark towards the fixed rates. The values of the units in available-for-sale financial assets are set to market value at the end of the relevant period when the company is listed on the OTC market in Oslo (less liquid than in level 1 requirement).
All open positions on Fuel Derivatives are benchmarked by the banks (our counterpart) against the relevant forward curve for the relevant products and periods that are open.

Fair value of financial assets and liabilities measured at amortised cost.
The fair value of borrowings, trade and other receivables, other current financial assets, cash and cash equivalents (excluding bank overdrafts), and trade and other payables approximate their carrying amount.
23.  SHARE BASED PAYMENTS
Details of the share options outstanding during the quarter are as follows:
	2014 JUNE		2013 DECEMBER

	Number of share options	Weighted average exercise price USD	Number of share options	Weighted average exercise price USD

At the beginning of the year	4,945,000	0,81	5,000,000	0,91
Exercised year to date	(90,000)		(55,000)
Outstanding	4,855,000	0,76	4,945,000	0,81
Exercisable	1,480,000	0,93	1,570,000	0,97

Total outstanding share options relates to the program issued in 2012 (4,355,000) and the 500,000 options issued in year 2009 that will expire in October 2017 and November 2014 respectively.
24.  REFUNDABLE INSTALLMENTS
The Company has cancelled nine newbuilding contracts from Zhoushan Jinhaiwan Shipyard Co. Ltd. Five newbuilding contracts were cancelled in 2013 and four in 2012.
In Q2 2014 The Company received awards for all cancelled newbuildings. The newbuilding contracts were from that point considered to be a receivable. The receivables due not include interest on the two contracts that the Company was not found to be entitled to awarded interest, but installments only.
(in thousands of $)
At January 1, 2014	--
Transferred from installments on cancelled newbuildings	192,976
Amount receivedfrom refundable installments on cancelled newbuildings	(54,036)
Gain from refundable installments on cancelled newbuildings	10,537
At June 30, 2014	149,477

25.  SUBSEQUENT EVENTS
With respect to the cancelled newbuildings at the Jinhaiwan shipyard, 2 of the 9 contracts were fully settled and cash refunded to the Company before the end of Q2 2014.  In July 2014, The Company received $47.3 million, covering installments of $38.6 million and $8.7 million in interest for the third contract that was cancelled at the yard.
For the remaining six contracts the Company has received awards concluding that the Company was entitled to cancel the contracts and therefore also entitled to refunds. On two out of these contracts the Company was not found to be entitled to interest, on the basis of the assumed facts on which the Award was based, but installments only. Both parties are pursuing appeals in the High Court in London against these awards and the hearing will take place end of November 2014.
The Company's claim against the yard is secured by refund guarantees from two of the top four Chinese banks, and covers the installments plus contractual 5% interest. The Company has in aggregate paid $90.8 million on the last six vessels and has drawn $11.3 million under the related loan facilities.

In October the Company announced that it has entered into a merger agreement with Knightsbridge Shipping Limited ("Knightsbridge"), where the shareholders in the Company will receive 0.13749 shares in Knightsbridge for each share in Golden Ocean, and Knightsbridge will issue a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration. The merger is subject to approval in special general meetings to be held for each of the companies, where 75% of the shareholders voting at the meeting will have to approve the transaction.

Unaudited Condensed Interim financial information of Golden Ocean Group Limited

Third Quarter 2014

*Please note that the Condensed Interim financial information of Golden Ocean Group Limited for the third quarter 2014 has been provided as recent financial information consistent with the interim financial statements released to the Oslo Stock Exchange.

Golden Ocean Group Limited
Unaudited Consolidated Comprehensive Income Statement
(in thousands of $, except per share data which are in $)

		2014	2013	2014	2013
	Notes	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
		Unaudited	Unaudited	Unaudited	Unaudited

Operating revenue
Time charter and voyage charter revenues		52,678	78,335	193,673	206,966
Other operating revenue	3	764	429	6,764	30,937
Total operating revenue		53,442	78,764	200,437	237,903
Operating expenses
Voyage expenses and commission		17,679	21,063	61,781	55,638
Vessel operating expenses		15,359	12,260	41,704	34,130
Charter hire expenses		4,949	16,063	35,890	42,417
Administrative expenses		2,882	3,013	8,453	9,630
Depreciation	7, 8	12,528	9,814	35,046	28,633
Total operating expenses		53,397	62,213	182,874	170,448
Other gain (losses) net
Share of income from associates and Joint Ventures	12	500	497	1,923	1,080
Other gains (losses) net	4	(5,899)	4,998	4,561	4,782
Total other gains (losses) net		(5,399)	5,495	6,484	5,862

Operating profit (loss)		(5,354)	22,046	24,047	73,317

Interest income		224	374	819	889
Interest expense	5	(8,263)	(4,807)	(23,671)	(14,160)
Other financial items	6	1,795	(1,491)	(1,619)	6,338
Total net financial items		(6,244)	(5,924)	(24,471)	(6,933)

Profit (loss) before income tax		(11,598)	16,122	(424)	66,384
Income tax		(40)	(50)	(115)	(85)
Profit (loss) for the period		(11,638)	16,072	(539)	66,299
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Changes in fair value of available-for-sale financial assets		(1,232)	(206)	(1,532)	985
Recycling of changes in fair value of sold available-for-sale financial assets		(1,105)	(339)	(2,243)	(339)
Total comprehensive income (loss) for the period		(13,975)	15,527	(4,314)	66,945
Profit (loss) attributable to:
- Owners of the parent		(11,441)	15,357	54	65,805
- Non-controlling interests		(197)	715	(593)	494
Profit (loss) for the period		(11,638)	16,072	(539)	66,299
Comprehensive income (loss) attributable to:
Owners of the parent		(13,778)	14,812	(3,721)	66,451
Non-controlling interests		(197)	715	(593)	494
Total comprehensive income (loss) for the period		(13,975)	15,527	(4,314)	66,945
Basic and diluted earnings per share		$(0.03)	$0.04	$0.00	$0.15
See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
 Unaudited Consolidated Balance Sheet

		2014	2013
(in thousands of $)	Notes	Sep 30	Dec 31
ASSETS		Unaudited
Non current assets
Vessels and equipment	7	824,903	667,788
Vessels held under finance leases	8	123,890	130,795
Vessels under construction	9	30,578	16,144
Other long term receivables	11	9,035	8,588
Available-for-sale financial assets	15	13,141	16,916
Derivative financial instruments	14	4,188	2,735
Instalments on cancelled newbuildings		-	192,976
Investment in associates and Joint Ventures	12	10,388	17,419
Total non-current assets		1,016,123	1,053,361
Current assets
Inventories		11,590	10,775
Trade and other receivables	11	30,682	25,495
Refundable installments on cancelled newbuildings	24	102,595	-
Restricted deposit	10	3,996	4,960
Cash and cash equivalents	10	129,189	93,881
Total current assets		278,052	135,110
Total assets		1,294,175	1,188,471
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		44,731	44,726
Additional paid in capital		99,187	99,156
Other reserves		47,805	23,466
Retained earnings		420,267	453,434
		611,990	620,782
Non-controlling interests		15	1,108
Total Equity		612,005	621,890

Non-Current Liabilities
Long term debt	16, 17	450,278	362,805
Obligations under finance leases	18	105,786	110,416
Other long term liabilities		1,677	1,903
Total non-current liabilities		557,741	475,124
Current Liabilities
Long-term debt - current portion	16	86,106	41,214
Obligations under finance leases – current portion	18	6,798	7,370
Amount due to related parties		2,038	1,216
Trade payables and other current liabilities	19	29,487	41,656
Total current liabilities		124,429	91,456
Total liabilities and shareholders' equity		1,294,175	1,188,471

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
 Unaudited Consolidated Cash Flow Statement
(in thousands of $)

		2014	2013

	Notes	Jan-Sep	Jan-Sep
OPERATING ACTIVITIES		Unaudited	Unaudited

Profit (loss) for the period		(539)	66,384
Adjustments for:
Share based payment		382	1,017
Stock options paid in cash		(54)	-
Gain on sale and Impairment of available-for-sale financial assets		(2,495)	(339)
Share of (profit) loss from associates and Joint Ventures	12	(8,121)	(1,080)
Gain from refundable instalments for cancelled newbuildings		(10,658)	-
Interest expensed		16,890	7,516
Interest income		(819)	(889)
Depreciation	7, 8	35,046	28,633
Amortisation of deferred charges		1,024	459
Foreign currency gain (losses)		179	107
Imputed interest on other long term receivables		(447)	(417)
Net change in:
Amount due to related parties		822	(629)
Derivative financial instrument	14	6,132	(5,775)
Trade and other receivables	11	(5,634)	(8,788)
Inventories		(816)	(9,261)
Trade payables and other current liabilities	19	(7,657)	(9,985)
Net cash provided by operating activities		23,235	66,954
INVESTING ACTIVITIES
Changes in restricted deposit		965	1,902
Interest received		819	889
Payments on vessels	7, 9	(143,294)	(49,497)
Payment of business combination	7, 13	(13,600)	-
Capitalised docking and periodic maintenance		(11,510)	(783)
Investment in Joint Venture	12	-	(30,825)
Proceeds from cancelled newbuildings		103,569	-
Sale of short term investment		-	339
Sale of available-for-sale financial assets		2,495	-
Net cash provided by (used in) investing activities		(60,556)	(77,975)
FINANCING ACTIVITIES
Payment of financing charges		(3,659)	(714)
Payment of interest		(12,065)	(7,498)
Payment of interest swaps		(6,132)	(2,941)
Repayment of obligations under finance leases		(5,117)	(4,881)
Repayment of long term debt		(61,895)	(32,706)
Proceeds from long term debt		-	24,017
Proceeds from related party		-	10,000
Proceeds from issue of new shares		36	-
Payment of dividends		(38,539)	(4,473)
Proceeds from Convertible bonds		200,000	-
Net cash (used in) provided by financing activities		72,629	(19,196)
Net change in cash and cash equivalents		35,308	(30,217)
Cash and cash equivalents at beginning of period		93,881	104,359
Cash and cash equivalents at end of period	10	129,189	74,142

Golden Ocean Group Limited
Unaudited Consolidated Statement of Changes in Equity

Total Attributable to equity holders of the parent

(in thousands of $)

	Share Capital	Additional paid in capital	Other Reserves	Retained Earnings	Total	Non-Controlling interests	Total Equity

Balance at January 1, 2013	44,726	99,156	16,550	377,372	537,805	491	538,296
Comprehensive income for the period	-	-	646	65,890	66,536	494	67,030
Dividends and related tax	-	-	-	(4,473)	(4,473)	-	(4,473)
Value of services under stock options scheme	-	-	-	1,017	1,017	-	1,017
Balance at September 30, 2013	44,726	99,156	17,196	439,807	600,885	985	601,870
Balance at January 1, 2014	44,726	99,156	23,466	453,434	620,782	1,108	621,890
Comprehensive income (loss) for the period	-	-	(3,775)	54	(3,721)	(593)	(4,314)
Equity portion Convertible Bond	-	-	28,114	-	28,114	-	28,114
Issue of new share capital	5	31	-	-	36	21	57
Dividends and related tax	-	-	-	(33,549)	(33,549)	(521)	(34,070)
Value of services under stock options scheme	-	-	-	382	382	-	382
Stock option paid in cash	-	-	-	(54)	(54)	-	(54)
Balance at September 30, 2014	44,731	99,187	47,805	420,267	611,990	15	612,005

1.	ACCOUNTING PRINCIPLES

The unaudited condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. A full description of the accounting principles used in preparing the consolidated financial statements for Golden Ocean Group Ltd. is included in note 2 in the annual report for 2013. The annual consolidated financial statements are prepared in accordance with IFRS as approved by IASB. There have been no changes in the accounting principles in 2014 compared to 2013.

2.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

Preparation of the interim financial statements in accordance with IFRS implies use of estimates, which are based on judgments and assumptions that affect the application of accounting principles and the reported amounts of assets, liabilities, revenues and expenses. Actual amounts might differ from such estimates. Other than in the case of the item described below, there were no significant changes to the estimates and judgments made in these interim financial statements compared to the previous annual financial statements.

Refundable installments on cancelled newbuildings
Based on the outcome of the arbitration on the installments for the nine cancelled newbuilding contracts there has been a reclassification of these assets from non–financial to financial during second quarter of 2014. The receivables are initially measured at fair value upon the change in classification but do not include interest on the two contracts where the Company was not awarded interest by the court. The Company continues to believe that its appeal to receive interest on all contracts will succeed, however the right to these amounts is not considered virtually certain based on the initial adverse ruling. Had the group judged that it was virtually certain that it had a right to refund of interest for these two contracts where interest was not initially awarded, the value of the financial assets would have been $111.0 million compared to the financial asset of $102.6 million that was recorded at September 2014 and resulted in $8.4 million higher pre-tax profits for the third quarter 2014. The denial of interest for these two cancelled contracts will be appealed in front of the High Court in London in November this year.

3.	OTHER REVENUE

(in thousands of $)	2014	2013	2014	2013
	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
Management fee revenues	695	429	1,365	937
Other revenues	69	-	5,399	30,000
Total other revenue	764	429	6,764	30,937

Other revenue of $5.3 million in the second quarter of 2014 is related to compensation for a default on a charter contract. Other revenues of $ 30.0 million in second quarter 2013 relates to a settlement from a 2010 claim from a Company for non-performance of a long term charter party.

4.	OTHER GAINS (LOSSES) NET

(in thousands of $)	2014	2013	2014	2013
	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
Gain (loss) on Forward freight agreements	(5,801)	4,668	(12,036)	4,948
Gain (loss) on bunkers derivatives	(219)	330	(259)	(166)
Gain (loss) from refundable installments for cancelled newbuildings	121	-	10,658	-
Gain from purchase of Shares in Joint Venture	-	-	6,198	-
Total other gains (losses) net	(5,899)	4,998	4,561	4,782

The refundable installments on cancelled newbuildings have been reclassified from a non - financial asset to a financial asset based on the outcome of the arbitration in the second quarter. The asset has been measured at fair value when initially recognised in the second quarter and thereafter measured at amortised cost. There has been recognised a total net gain of $4.7 million for the period January 2014 to September 2014 on the remaining refundable installments. Furthermore the company has received final settlement of three contracts resulting in a gain of $5.9 million.

5.	INTEREST EXPENSE

(in thousands of $)	2014	2013	2014	2013
	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
Interest on bank overdrafts and loans	6,549	3,095	19,707	9,466
Interest on obligations under finance leases	1,897	2,048	5,757	6,185
Total interest expense	8,446	5,143	25,464	15,651
Less amounts included in the cost of qualifying assets	(183)	(337)	(1,793)	(1,491)
Net interest expense	8,263	4,807	23,671	14,160

6.	OTHER FINANCIAL ITEMS

(in thousands of $)	2014	2013	2014	2013
	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
Interest swap	691	(2,420)	(4,417)	5,536
Other financial items	1,104	929	2,798	802
Total other financial items	1,795	(1,491)	(1,619)	6,338

Total interest rate swap gain in the third quarter was $0.7 million compared to a loss of $2.4 million same quarter previous year. Total interest rate swap loss for the period from January to September 2014 was $4.4 million compared to a gain of $5.5 million for the same period previous year. The Company sold 47,685 shares in Korea Line Corporation in the third quarter. A related gain of $1.2 million is reported as other financial items. In total the Company has sold 102,685 Korea Line shares and booked a gain of $2.5 million for the period January 2014 to September 2014.

7.	VESSELS AND EQUIPMENT
The Group has the following owned vessels at September 30, 2014.

Vessel	Built	DWT	Flag
Channel Alliance	1996	171,978	Hong Kong
Channel Navigator	1997	172,058	Hong Kong
Golden Saguenay	2008	75,500	Hong Kong
Golden Opportunity	2008	75,500	Hong Kong
Golden Ice	2008	75,845	Hong Kong
Golden Feng	2009	170,500	Marshall Island
Golden Strength	2009	75,745	Hong Kong
Golden Shui	2009	170,500	Marshall Island
Golden Magnum	2009	179,788	Hong Kong
Golden Beijing	2010	176,000	Hong Kong
Golden Eminence	2010	79,447	Hong Kong
Golden Empress	2010	79,600	Hong Kong
Golden Endeavour	2010	79,600	Hong Kong
Golden Endurer	2011	79,600	Hong Kong
Golden Enterprise	2011	79,471	Hong Kong
Golden Zhoushan	2011	175,834	Hong Kong
Golden Suek	2011	74,500	Hong Kong
Golden Bull	2012	74,500	Hong Kong
Golden Daisy	2012	81,507	Marshall Island
Golden Ginger	2012	81,487	Marshall Island
Golden Rose	2012	81,585	Marshall Island
Golden Brilliant	2013	74,500	Hong Kong
Golden Pearl	2013	74,187	Hong Kong
Golden Diamond	2013	74,187	Hong Kong
Golden Ruby	2013	74,500	Hong Kong

(in thousands of $)	Vessels	Docking and periodic maintenance	Fixtures and Equipment	Total
Cost:
At January 1, 2013	768,452	7,482	486	776,420
Additions	51,803	3,486	10	55,299
Transferred from vessels under construction (note 9)	29,214	1,000	-	30,214
At December 31, 2013	849,469	11,968	496	861,932
At January 1, 2014	849,469	11,968	496	861,932
Additions	128,213	11,367	25	139,605
Additions from purchase of business combination	45,500	-	-	45,500
At September 30, 2014	1,023,182	23,335	521	1,047,037
Accumulated depreciation and impairment:
At January 1, 2013	161,414	3,081	408	164,903
Depreciation	27,192	2,025	25	29,241
At December 31, 2013	188,606	5,106	433	194,144
At January 1, 2014	188,606	5,106	433	194,144
Depreciation	24,044	3,930	16	27,990
At September 30, 2014	212,650	9,036	449	222,134
Carrying amount:
At September 30, 2014	810,532	14,299	72	824,903
At December 31, 2013	660,863	6,862	63	667,788
The Group has pledged most of its owned vessels to secure various banking facilities (note 16).

8.	VESSELS HELD UNDER FINANCE LEASES

The Group has the following vessels on financial lease at September 30, 2014.

Vessel	Built	DWT	Flag
Golden Lyderhorn	1999	74,242	Hong Kong
Ocean Minerva	2007	75,698	Panama
Golden Heiwa	2007	76,662	Panama
Golden Eclipse	2010	79,600	Hong Kong

(in thousands of $)
Cost:
At January 1, 2013			176,159
At December 31, 2013			176,159

At January 1, 2014	176,159
Additions	142
At September 30, 2014	176,301

Accumulated depreciation:
At January 1, 2013	35,942
Depreciation	9,422
At December 31, 2013	45,364

At January 1, 2014	45,364
Depreciation	7,047
At September 30, 2014	52,411

Carrying amount:
At September 30, 2014	123,890
At December 31, 2013	130,795

Vessels held under finance lease are depreciated on the same basis as owned vessels.

9.	VESSELS UNDER CONSTRUCTION

(in thousands of $)
At January 1, 2013	116,082
Additions	22,288
Transferred to instalments on cancelled newbuildings	(92,012)
Transferred to vessels and equipment (note 7)	(30,214)
At December 31, 2013	16,144
At January 1, 2014	16,144
Additions	14,434
At September 30, 2014	30,578

Additions include instalments, interest and supervision on newbuildings.

10.	CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT

(in thousands of $)	2014	2013
	September	December
Cash at bank and in hand	71,689	81,381
Short-term deposits	57,500	12,500
Cash and cash equivalents	129,189	93,881
Restricted deposit	3,996	4,960
Cash and cash equivalents and restricted deposit	133,185	98,841

11.	TRADE AND OTHER RECEIVABLES

(in thousands of $)	2014	2013
	September	December
Trade receivables, net	6,278	7,343
Other receivables	25,812	15,867
Prepayments	7,627	10,873
	39,717	34,083
Less non-current portion: other receivables	(9,035)	(8,588)
Current portion	30,682	25,495

12.	INVESTMENT IN ASSOCIATED COMPANIES AND JOINT VENTURES

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam Management	Totals
Ownership	50%	50%	50%	50%	21%
At 1 January, 2013	1248	-	-	-	-	1,248
Additions	-	6,350	6,924	6,400	-	19,674
Disposals/Dividends	-	-	-	(7,653)	-	(7,653)
Share of income	673	834	1,276	1,253	114	4,150
At 31 December, 2013	1921	7,184	8,200	-	114	17419
At 1 January, 2014	1921	7,184	8,200	-	114	17,419
Disposals/Dividends	(1,500)	-	-	-	(49)	(1,549)
Transfer to investment in subsidiaries		(7,405)	-	-	-	(7,405)
Share of income	968	221	463	-	271	1,923
At 30 September, 2014	1,389	-	8,663	-	336	10,388

The figures reflect the Group's investment in the above companies.

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Seateam Management	Totals
Ownership	50%	50%	50%	21%
At September 30, 2014
Current assets
Cash and cash equivalents	4,620	-	3,897	-	8,517
Other current assets	3,354	-	2,698	1,580	7,632
Total current assets	7,974	-	6,595	1,580	16,149
Current liabilities
Financial liabilities	-	-	1,833	-	1,833
Other current liabilities	5,197	-	1,639	-	6,836
Total current liabilities	5,197	-	3,472	-	8,669
Non-current assets
Assets	-	-	32,719	-	32,719
Total non-current assets	-	-	32,719	-	32,719
Non-current liabilities
Financial liabilities	-	-	18,515	-	18,515
Total non-current liabilities	-	-	18,515	-	18,515
Net total assets	2,778	-	17,326	1,580	21,684

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Seateam Management	Totals
Ownership	50%	50%	50%	25%
At December 31, 2013
Current assets
Cash and cash equivalents	3,606	804	-	-	4,410
Other current assets	1,848	4,586	4,845	456	11,735
Total current assets	5,454	5,390	4,845	456	16,145
Current liabilities
Financial liabilities	-	952	458	-	1,410
Other current liabilities	1,612	1,077	295	-	2,984
Total current liabilities	1,612	2,029	753	-	4,394

Non-current assets
Assets	-	33,310	33,630	-	66,940
Total non-current assets	-	33,310	33,630	-
Non-current liabilities
Financial liabilities	-	22,303	21,322	-	43,625
Total non-current liabilities	-	22,303	21,322	-	43,625
Net total assets	3,842	14,368	16,400	456	35,066

The tables above reflect the total assets and liability for the Group's JV/associated companies.

The Group bought the remaining 50% of Golden Magnum Inc. in the first quarter of 2014 and it is now considered as a fully owned subsidiary where all assets and liability are consolidated into the Group's financial statement.

13.	ACQUISITIONS

During March 2014, the Company acquired the 50% outstanding shares in Golden Magnum Inc. for $13.6 million from the other joint venture partner. The acquisition resulted in a holding gain on the existing 50% share of $6.2 million, which has been included in other gains in profit and loss in the first quarter of 2014.

The shares were acquired by $13.6 million in cash which is also considered to be the fair value of the consideration.

The fair value of the assets and liabilities in Golden Magnum Inc. were as follows at the acquisition date.

(in thousands of $)	2014
March 12
Non current assets
Vessel and equipment	45,500
Total non-current assets	45,500
Current assets
Cash and cash equivalents	1,512
other current assets	4,014
Total current assets	5,526
Total assets	51,026
Non current liabilities
Long term debt	22,326
Total non-current liabilities	22,326
Current liabilities
Long term debt - current portion	952
other current liabilities	548
Total current liabilities	1,500
Total liabilities	23,826
Total identifiable net assets	27,200

The investment was transferred from investment in joint ventures to investments in subsidiaries as a wholly owned subsidiary and consolidated from the same date.

Since the acquisition date the Group has included $4.8 million in revenues and $0.4 million in profit and loss for the period ended September 30, 2014.  Had the acquisition occurred as of the beginning of the year, the revenue reported for the combined entity would have been $1.3 million higher with a $0.4 million increase in profit.

14.	DERIVATIVE FINANCIAL INSTRUMENTS

(in thousands of $)	2014	2013
	September	December
Interest derivatives	4,281	2,566
Bunkers derivatives	(93)	169
Derivative financial instruments	4,188	2,735

15.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

(in thousands of $)	2014	2013
	September	December
At 1 January, 2014	16,916	-
Additions	-	10,000
Changes in fair value of available-for-sale financial assets	(1,532)	7,255
Recycling of changes in fair value of sold available-for-sale financial assets	(2,243)	(339)
At 30 September, 2014	13,141	16,916

(in thousands of $)	2014	2013
	September	December
Listed Equity securities:
Korea Line Corporation - Asia	1,603	4,166
Knightsbridge Tankers Limited - US	212	107
Unlisted Equity securities:
Greenship Bulk Trust - Europe	11,326	12,644
Total available for sale-financial assets	13,141	16,916

(in thousands of $)	2014	2013
	September	December
Currencies:
NOK (Norwegian kroner)	11,326	12,644
KRW (Korean Won)	1,603	4,166
US dollar	212	107
Total available for sale-financial assets	13,141	16,916

16.	LONG – TERM DEBT

(in thousands of $)	2014	2013
	September	December
Within one year	86,106	41,214
Between one and two years	116,274	120,651
Between two and five years	340,237	180,172
After five years	-	67,373
Total debt	542,617	409,410
Current portion	(86,106)	(41,214)
Long-term debt, nominal value	456,511	368,196
Value of sellers credit	(647)	(1,029)
Deferred transaction costs	(5,586)	(4,362)
Long-term debt, net	450,278	362,805

All debt is secured by mortgages over sailing vessels and vessels under construction.

All debt related to the cancelled newbuildings has been classified as short term debt as it falls due following the final arbitration award.

Long-term debt and finance lease liabilities:

(in thousands of $)	2014	2013
	September	December
Non-current
Bank borrowings and sellers credit	273,223	362,805
Convertible Bond	177,055	-
Finance lease liabilities	105,786	110,416
	556,064	473,221

Current
Bank borrowings and sellers credit	86,106	41,214
Finance lease liabilities	6,798	7,370
	92,904	48,584
Total borrowings	648,968	521,805

All debt is denominated in US Dollars and the bank debt has an interest rate at LIBOR plus a fixed margin of an average of 2.70 percent. The interest rate is mainly repriced on a monthly basis, while some facilities are repriced on a quarterly basis. The Convertible bond debt ($200 million) has a fixed coupon of 3.07% p.a. One facility expires in September 2015 and the total loan amount ($34.3 million) is classified as short term debt.

17.	CONVERTIBLE BOND

During January 2014 the company issued a $200 million 3.07% senior unsecured convertible bonds due 2019, with a conversion price of $2.86.  The bond was separated into a liability and equity component upon initial recognition of the instrument.  $171.4 million is estimated to be the fair value of the liability component and is recorded as the initial carrying amount of the liability. The residual value of $28.1 million is recognised as an equity component.

(in thousands of $)	Carrying value	Fair Value
	September	September
Convertible bond	177,055	171,750

The fair value of the convertible bonds is based on market prices on OTC market in Oslo at September 30, 2014. The fair values are within level 2 of the fair value hierarchy.

18.	OBLIGATIONS UNDER FINANCE LEASE

	Within one year		2-5 years		6-10 years		Total
(in thousands of $)	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Minimum Lease Payments
Interest	7,029	7,501	27,169	28,652	1,000	4,609	35,198	40,762
Purchase option	-	-	55,017	55,017	33,550	33,550	88,567	88,567
Instalments	6,798	7,370	16,541	18,852	678	2,996	24,017	29,218
Total Minimum Lease Payments	13,827	14,871	98,727	102,521	35,228	41,155	147,782	158,547
Less interest							(35,198)	(40,762)
Present Value of Lease Obligations							112,584	117,785
Current portion							6,798	7,370
Non-current portion							105,786	110,416

The Group has recorded finance leases on four vessels at September 30, 2014 (and 2013).The Group has  purchase options and the exercise price of the option changes based upon the date the option is exercised.

The table below lays out the approximate latest exercisable dates and purchase option amounts based on the date the purchase options are calculated to be exercisable, and the first lease renewal date.

(in thousands of $)	Purchase option exercisable date	Purchase option amount	Lease renewal date
Golden Lyderhorn	September 2016	11,500	September 2016
Ocean Minerva	January 2018	21,052	January 2015
Golden Heiwa	March 2017	22,465	March 2015
Golden Eclipse	April 2020	33,550	April 2020

The purchase option exercise prices at the final exercise date for Ocean Minerva and Golden Heiwa are denominated in JPY, and are JPY1.64 billion and JPY1.75 billion respectively.

All lease payments are denominated in US Dollars. The Group's finance lease obligations are secured by the lessor's title to the leased assets.

19.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(in thousands of $)	2014	2013
	September	December
Trade payables	3,907	1,512
Accruals	10,463	6,273
Deferred revenue	13,363	27,540
Other current liabilities	1,754	6,331
Total	29,487	41,656

Deferred revenue relates to time charter revenue received in advance for future periods.

The Company received $14.1 million dollars as income in advance during the fourth quarter of 2013. The amount relates to prepaid hire for one year for three vessels. The remaining amount related to the prepaid hire is $3.5 million at September 30, 2014.

20.	CAPITAL COMMITMENTS

(in thousands of $)	Within one year		2-5 years		Total
	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Vessels under construction	117,426	23,511	64,688	171,764	182,114	195,275
Total	117,426	23,511	64,688	171,764	182,114	195,275

The Company has a newbuilding program of eight Supramax vessels. Five of the vessels are expected to be delivered during first half of 2015 while the remaining three are expected to be delivered during first half of 2016.

21.	OPERATING LEASES

Rental expense
The future minimum rental payments under the Group's non-cancellable operating leases as of September 30, 2014 are as follows:

(in thousands of $)	2014	2013
	September	December
Within one year	4,046	25,099
In the second to fifth years	-	17,351
Total minimum lease payments	4,046	42,450
Total rental expense for the third quarter of 2014 for operating leases was $4.9 million (Third quarter 2013: $16.1 million). Total rental expense for the period from January to September 2014 was $35.9 million (same period 2013: $42.4 million)
Rental income
The minimum future revenue payments (including owned vessels) to be received under the Group's non-cancellable operating leases as of September 30, 2014 are as follows:

(in thousands of $)	2014	2013
	September	December
Within one year	75,382	67,251
In the second to fifth years	158,200	164,207
Later than five years	30,519	55,918
Total minimum lease revenue	264,101	287,376

Total rental income from operating leases was $52.7 million in the third quarter of 2014 (Third quarter 2013: $78.3 million). Total rental income for the period from January to September 2014 was $193.7 million (same period 2013: $207.0 million)

22.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial Risk
Through its activities the Group is exposed to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.  The Group makes use of derivative financial instruments such as foreign exchange forward contracts and interest rate swaps to moderate certain risk exposures.

Fair value estimation

The following table presents the Group's assets and liabilities that are measured at fair value at September 30, 2014:
(in thousands of $)	Level 1	Level 2	Total
At September 30, 2014
Assets
Available-for-sale financial assets	1,815	11,326	13,141
Derivative financial instruments (interest swap)	-	4,188	4,188
Total assets	1,815	15,514	17,329

(in thousands of $)	Level 1	Level 2	Total
At December 31, 2013
Assets
Available-for-sale financial assets	4,272	12,644	16,916
Derivative financial instruments (interest swap)	-	2,735	2,735
Total assets	4,272	15,379	19,651

Level 1 is the fair value of financial instruments traded in active markets based on quoted market prices at the balance sheet date. Level 2 is defined as inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). The fair value of financial instruments that are not traded in an active (for example, over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Valuation techniques used to derive Level 2 fair values.
Level 2 trading and hedging derivatives comprise forward foreign exchange contracts and interest rate swaps. Fair value of interest rates are set by the bank by using the discounted value of each contract where they use the forward curve for the relevant remaining period as benchmark towards the fixed rates.

The values of the units in available-for-sale financial assets are set to market value at the end of the relevant period when the company is listed on the OTC market in Oslo (less liquid than in level 1 requirement).

All open positions on Fuel Derivatives are benchmarked by the banks (our counterpart) against the relevant forward curve for the relevant products and periods that are open.

Fair value of financial assets and liabilities measured at amortised cost.
The fair value of borrowings, trade and other receivables, other current financial assets, cash and cash equivalents (excluding bank overdrafts), and trade and other payables approximate their carrying amount.

23.	SHARE BASED PAYMENTS

Details of the share options outstanding during the quarter are as follows:

	2014		2013
	September		December
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		USD		USD
At the beginning of the year	4,945,000	0.81	5,000,000	0.91
Exercised year to date	(90,000)		(55,000)
Outstanding	4,855,000	0.68	4,945,000	0.81
Exercisable	1,480,000	0.83	1,570,000	0.97
Total outstanding share options relates to the program issued in 2012 (4,355,000 options outstanding) and the program issued in 2009 (500,000 options outstanding) that will expire in October 2017 and November 2014 respectively.

24.	REFUNDABLE INSTALMENTS

The Company has cancelled nine newbuilding contracts from Zhoushan Jinhaiwan Shipyard Co. Ltd. Five newbuilding contracts were cancelled in 2013 and four in 2012.

In the second quarter of 2014 the Company received awards for all cancelled newbuildings. The newbuilding contracts were from that point considered to be a receivable. The receivables due not include interest on the two contracts that the Company was not found to be entitled to awarded interest, but installments only.

(in thousands of $)
At January 1, 2014	-
Transferred from instalments on cancelled newbuildings	192,976
Amount received from refundable instalmemts on cancelled newbuildings	(101,039)
Gain from refundable instalments on cancelled newbuildings	10,658
At September 30, 2014	102,595

25.	SUBSEQUENT EVENTS

During the fourth quarter the Company has sold the remaining 67,354 shares in Korea Line Corporation at krw 24,949 per share with total proceeds of $1.6 million, which will be booked as a profit in the fourth quarter. Including sales proceeds from shares the Company has in total received 6.3 million as a compensation for the default on the charter contracts for Golden Empress and Golden Eminence in 2012.

In October, the Company decided to redeliver the vessel Ocean Minerva to owners during December 2014 and has therefore decided not to declare the optional years and the purchase option. This will result in an accounting loss of $3.5 million on lease termination in the fourth quarter.

Golden Ocean Group Limited

Independent Auditor's Report
To the shareholders and Board of Directors of Golden Ocean Group Limited
We have audited the accompanying consolidated financial statements of Golden Ocean Group Limited and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and December 31, 2012, and the related consolidated statements of comprehensive income, of cashflows and of changes in equity for each of the three years in the period ended December 31, 2013.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Ocean Group Limited and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cashflows for each of the three years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
November 15, 2014

Golden Ocean Group Limited
Consolidated Comprehensive Income Statement

(in thousands of $, except per share data which are in $)
	Year ended December 31
Operating revenues	Note	2013	2012	2011
Time charter and voyage charter revenues	3	276,457	227,137	316,294
Other operation revenue	3	32,444	2,703	822
Total operating revenue	3	308,901	229,840	317,116
Operating expenses
Voyage expenses and commission		70,448	37,054	70,798
Impairment of trade receivables	18	-	6,199	-
Vessel operating expenses		46,012	41,468	36,333
Charter hire expenses		57,723	29,747	72,627
Administrative expenses	4	12,233	13,207	10,732
Depreciation	12,13,14	38,664	35,792	33,824
Impairment of vessels and vessels under construction	5	-	30,288	38,700
Total operating expenses		225,079	193,755	263,015
Other gains (losses) Impairment of available-for-sale financial assets	19	-	-	(14,099)
Share of income from associates and Joint Ventures	16	4,149	1,422	818
Other gains (losses) net	6	7,291	(3,142)	5,826
Total other gains (losses) net		11,440	(1,720)	(7,455)
Operating profit		95,262	34,365	46,646
Interest income	7	1,096	1,372	1,195
Interest expense	8	(19,115)	(21,356)	(23,087)
Other financial items	9	7,423	(2,717)	(10,474)
Total net financial items		(10,596)	(22,701)	(32,366)
Profit before income tax		84,666	11,664	14,280
Income tax	10	(174)	(67)	(86)
Profit for the year		84,492	11,597	14,194
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Changes in fair value of available-for-sale financial assets	19,21	7,255	-	-
Recycling of changes in fair value of sold available-for-sale financial assets	19,21	(339)	-	(6,871)
Currency translation differences		-	-	(85)
Total comprehensive income for the year		91,408	11,597	7,238
Profit attributable to:
- Owners of the parent		83,875	11,602	14,319
- Non-controlling interests		617	(5)	(125)
Profit for the year		84,492	11,597	14,194
Comprehensive income attributable to:
- Owners of the parent		90,791	11,602	7,386
- Non-controlling interests		617	(5)	(148)
Total comprehensive income for the year		91,408	11,597	7,238
Basic and diluted earnings per share	11	$0.19	$0.03	$0.03
See accompanying notes that are an integral part of these financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheet

		As at December 31
(in thousands of $)	Notes	2013	2012
ASSETS
Non current assets
Vessels and equipment	12	667,788	611,517
Vessels held under finance leases	13	130,795	140,217
Vessels under construction	14	16,144	116,082
Other long term receivables	18	8,588	8,026
Available-for-sale financial assets	19	16,916	-
Derivative financial instruments	30	2,735	-
Installments on cancelled newbuildings	14,15	192,976	100,325
Investment in as sociated com panies and Joint Ventures	16	17,419	1,248
Total non-current assets		1,053,361	977,415
Current assets
Inventories		10,775	5,750
Trade and other receivables	18	25,495	14,677
Restricted deposit	17	4,960	8,178
Cash and cash equivalents	17	93,881	104,359
Total current assets		135,110	132,964
Total assets		1,188,471	1,110,379

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent
Share capital	20	44,726	44,726
Additional paid in capital		99,156	99,156
Other reserves	21	23,466	16,550
Retained earnings		453,434	377,372
		620,782	537,805
Non-controlling interests		1,108	491
Total Equity		621,890	538,296
Non-Current Liabilities
Long term debt	22	362,805	354,432
Obligations under finance leases	23	110,416	118,055
Derivative financial instruments	30	-	7,782
Other long term liabilities	29	3,476	3,782
Total non-current liabilities		476,697	484,051
Current Liabilities
Long-term debt - current portion	22	41,214	38,733
Obligations under finance leases – current portion	23	7,370	6,837
Amount due to related parties	24	1,216	1,328
Trade payables and other current liabilities	25	40,084	41,134
Total current liabilities		89,884	88,032
Total liabilities and shareholders' equity		1,188,471	1,110,379

See accompanying notes that are an integral part of these financial statements.

Golden Ocean Group Limited
Consolidated Cash Flow Statement

(in thousands of $)
		2013	2012	2011
OPERATING ACTIVITIES
Profit for the year		84,492	11,597	14,194
Adjustments for:
Share based payment	28, 4	1,172	989	982
Stock options paid in cash		(40)	-	-
Gain on sale and Impairment of available-for-sale financial assets	19	(339)	(505)	14,099
Share of (profit) loss from associates and Joint Ventures		(4,149)	(1,422)	(818)
Interest income	7	(1,096)	(1,372)	(1,195)
Interest expensed		10,280	20,581	26,200
Depreciation and amortization	12,13	38,664	35,791	33,824
Amortisation of deferred charges		638	775	652
Impairment of owned vessels and vessels under construction	5,12,14	-	30,288	38,700
Imputed interest on other long term receivables		(562)	(525)	(491)
Foreign currency gain (losses)	9	(521)	(383)	1,856
Net change in:
Other long term receivables and liabilities		(302)	(441)	1,556
Amount due to related parties		(112)	675	688
Derivative financial instruments	30	(6,562)	5,064	12,337
Trade and other receivables	18	(10,818)	8,111	(4,629)
Inventories		(5,025)	(1,160)	1,617
Trade payables and other current liabilities	25	(5,005)	19,422	(4,950)
Net cash provided by operating activities		100,714	127,486	134,621
INVESTING ACTIVITIES
Changes in restricted cash	17	3,217	3,382	(11,006)
Interest received	7	1,096	1,372	1,195
Payments on vessels		(62,680)	(41,431)	(118,337)
Capitalised docking and periodic maintenance		(1,485)	(3,430)	(915)
Investment in financial assets-available-for sale		(10,000)	-	-
Investment in Joint Venture		(13,275)	-	-
Dividend received Joint Venture		1,252	1,750	-
Net proceeds from sale of vessels under construction		-	14,970	-
Sale of available-for-sale financial assets		339	33,835	(24)
Net cash provided by / (used in) investing activities		(81,536)	10,448	(129,087)
FINANCING ACTIVITIES
Payment of financing charges		(1,709)	(2,031)	(1,767)
Payment of interest		(10,103)	(20,522)	(26,200)
Payment of interest swaps		(3,954)	(3,001)	(3,006)
Purchase of treasury shares		-	(4,154)	(2,465)
Repayment of obligations under finance leases		(6,594)	(6,255)	(6,835)
Repayment of long term debt		(36,770)	(127,864)	(60,837)
Proceeds from long term debt		33,947	11,250	93,125
Repayment of convertible bonds		-	(7,700)	-
Payment of dividends and related tax	32	(4,473)	(22)	(50,312)
Net cash (used in) / provided by financing activities		(29,656)	(160,298)	(58,297)
Net change in cash and cash equivalents		(10,478)	(22,364)	(52,763)
Cash and cash equivalents at beginning of period		104,359	126,724	179,487
Cash and cash equivalents at end of period	17	93,881	104,359	126,724

See accompanying notes that are an integral part of these financial statements.

Golden Ocean Group Limited
Consolidated Statement of Changes in Equity

(in thousands of $)
	Share Capital	Additional Paid in capital	Other Reserves (note 21)	Retained Earnings	Total	Non- Controlling interests	Total Equity

Balance at January 1, 2011	45,699	104,801	23,506	399,814	573,820	644	574,464
Comprehensive income for the period	-	-	(6,956)	14,319	7,363	(148)	7,215
Purchase and cancellation of treasury shares	-	-	(2,465)	-	(2,465)	-	(2,465)
Dividends and related tax	-	-	-	(50,312)	(50,312)	-	(50,312)
Value of services under stock options scheme	-	-	-	982	982	-	982
Balance at December 31, 2011	45,699	104,801	14,085	364,803	529,389	496	529,884

Comprehensive income for the period	-	-	-	11,602	11,602	(5)	11,597
Purchase and cancellation of treasury shares	(973)	(5,646)	2,465	-	(4,153)	-	(4,153)
Dividends and related tax	-	-	-	(22)	(22)	-	(22)
Value of services under stock options scheme	-	-	-	989	989	-	989
Balance at December 31, 2012	44,726	99,156	16,550	377,372	537,805	491	538,296

Comprehensive income for the period	-	-	6,916	83,875	90,791	617	91,408
Dividends and related tax	-	-	-	(8,946)	(8,946)	-	(8,946)
Value of services under stock options scheme	-	-	-	1,172	1,172	-	1,172
Stock option paid in cash	-	-	-	(40)	(40)	-	(40)
Balance at December 31, 2013	44,726	99,156	23,466	453,434	620,782	1,108	621,890

1.            GENERAL
Golden Ocean Group Limited (the "Company", "Group" or "Golden Ocean") was incorporated in Bermuda on November 8, 2004 as a limited company.
The Group consists of the parent company, its subsidiary companies and single purpose companies (note 33).  The principal activities of the Group are ship ownership and operation. The Company is also involved in chartering activity, as well as sale and purchase of vessels. The Group operates a fleet of twenty six owned and leased Panamax and Capesize drybulk vessels and has eight Supramax newbuilding contracts. The Group may also trade forward freight agreements for the purpose of managing its exposure to the spot market and for speculating.
2.            PRINCIPAL ACCOUNTING POLICIES
The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as approved by the IASB. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit of loss.
The preparation of financial statement in conformity with IFRS requires the use of critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group's accounting policies.
The following are significant accounting policies adopted by the Group:
(a) Basis of consolidation
The consolidated financial statements include the financial statements of the Company and all entities (including special purpose entities) over which the Group has control. The Group is considered to control an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and also has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are deconsolidated from the date control ceases.
Results from subsidiaries that has been acquired or disposed during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
The group applies the acquisition method to account for business combinations. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss as other gains.
The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.
Under the equity method of accounting, interests in joint ventures are initially recognised at cost and adjusted thereafter to recognise the Group's share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group's share of losses in a joint venture equals or exceeds its interests in the joint ventures (which include any long-term interest that, in substance, form part of the Group's net investment in the joint ventures), the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the joint ventures.
Unrealised gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group's interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the transferred asset. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group. The change in accounting policies did not have any impact on the financial position, comprehensive income or the cash flows of the Group for all comparative periods presented.

Associated companies are entities in which the Group has a significant influence, but no controlling interest, generally ownership between 20% and 50%. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's share of post–acquisition profits or losses from its associates is recognised in the income statement under other gain/losses net. Total losses from the associates will not exceed the total investment in the Company if no additional guarantees are provided.
All intra-group transactions and balances are eliminated on consolidation.
(b) Revenue and expenditure
Revenues are generated from voyage charter and time charter hire and are measured at fair value of the consideration received or receivable. A voyage charter is defined as starting after unloading at the end of the previous voyage, as long as a contract for the next voyage is in place based upon a discharge to discharge basis. If a new contract is not in place, the voyage is defined as starting when goods are loaded on the vessel. Demurrage revenue consists of additional charges against the customer due to the vessel waiting in harbour or for other reasons regulated in the contract, and is recognised as revenue if it is considered probable that the Group will receive payment.
Voyage expenses and commission, consisting of port expenses, bunkers expenses, broker commissions and other voyage related expenses such as insurance and cleaning for vessels are expensed in the period incurred.
Time charter revenue contracts are accounted for as operating leases under IAS 17 and time charter revenues are recognised on a straight-line basis over the term of the lease.
Operating expenses such as salary, lubricating oil, insurance, spare parts, repair and maintenance are classified as vessel operating expenses and are  expensed in the period incurred.
Charter hire expenses consist of charter hire payments for vessels chartered in on for a short term period.
(c) Pensions
The Company has set up a defined benefit scheme with a life insurance company to provide pension benefits for all its employees in Norway. The scheme provides entitlement to benefits based on future service from the commencement date of the scheme. These benefits are principally dependent on an employee's pension qualifying period, salary at retirement age and the size of benefits from the National Insurance Scheme. Full retirement pension will amount to approximately 70% of the scheme pension-qualifying income (limited to 12G). The scheme also includes entitlement to disability, spouses and children's pensions. The retirement age under the scheme is 67.
The Company may at any time make alterations to the terms and conditions of the pension scheme and undertake that they will inform the employees of any such changes. The benefits accruing under the scheme are funded obligations.
All pension schemes are calculated in accordance with IFRS (IAS 19R). Changes in the pension obligations is based on discounted present value of future estimated pension benefits earned on the balance sheet date, given certain Company premises.
(d) Borrowing cost
Borrowing costs are interest and other costs that the Company incurs in connection with the borrowing of funds directly and indirectly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Borrowing costs are capitalised until the time when assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing cost eligible for capitalisation.

All other borrowing costs are recognised in the income statement during the period in which they are incurred.
(e) Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Assets held under finance leases are recognised as assets on the Group's balance sheet at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as expenses in the income statement.
Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.
Provisions for losses on existing contracts are made when the unavoidable costs of the contract exceed the expected revenue (onerous contracts). These provisions are measured at the best estimate based upon information available at the balance sheet date, hence are subject to change as further information becomes available. Such changes in estimates may affect the earnings of future periods.
(f) Translation of foreign currencies
The Group's functional and presentation currency is the United States Dollar (US dollars, USD or $) as the majority of revenues and expenditures are denominated in US Dollars.
Transactions in currencies other than the functional currency during the year are translated into US dollars at the rate of exchange at the date of the transaction. All monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical rates, unless such items are carried at fair value, in which case they are translated at the rate of exchange in effect at the balance sheet date.
Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period. Exchange differences of non-monetary items carried at fair value are included in the income statement for the period. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.
The element of obligations under finance leases relating to options to purchase vessels, for which the exercise is reasonably certain and the exercise prices are denominated in foreign currencies, are considered monetary items. If it is considered unlikely that the purchase option will be exercised at some point in time, from then on the foreign currency element is considered a non-monetary liability and translated at the historical exchange rate at the date of the assessment.
For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations are expressed in US dollars using the prevailing exchange rates on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences are presented as a separate component of equity.
(g) Property plant and equipment and depreciation
Assets are recorded at cost less accumulated depreciation and accumulated impairment losses.   Depreciation is provided on the basis that the book value of the assets, less any estimated residual value, is written off on a straight line basis over the assets remaining useful life. The Group annually reviews the useful life and residual value of assets, in accordance with IAS 16 'Property, Plant and Equipment'.

Newbuilding contracts are treated as Property, Plant and Equipment in a separate category ('vessels under construction'), and accounted for at cost, including capitalised borrowing costs.
Vessels under construction are carried at cost, less any recognised impairment loss. Costs include professional fees and capitalised borrowing costs in accordance with the Group's accounting policy.  Depreciation commences once the vessel is available for its intended use and is depreciated over its useful economic life (25 years). Depreciation is calculated using the straight line method based on the cost of the vessels, less any estimated residual value. The vessels residual value and useful life are reviewed at the end of each year. Residual value is based on broker valuations at the balance sheet date.
Vessels held under finance leases are depreciated over their expected useful life on the same basis as owned vessels (25 years) or, where shorter, the term of the relevant lease.
Fixtures and equipment are included in the category "Vessels and equipment, net".
Dry-docking costs are capitalised and depreciated over the estimated period to the next dry-dock. Unamortised costs are written off on disposal of the vessel.
The gain or loss arising from the disposal or retirement of a vessel is recorded in the income statement as the difference between the sales proceeds and the carrying amount of the asset.
Fixtures and equipment are depreciated over their expected useful lives.
(h) Impairment
At each reporting date, management reviews the carrying amount of its non-current assets to determine if there are any indications that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss being the amount the carrying amount exceeds the recoverable amount. Each vessel, newbuilding contract or lease vessel is considered as a Cash Generating Unit for the purpose of the impairment test.
The recoverable amount is the higher of the fair value of the asset less costs to sell, and its value in use.
When an impairment loss is identified the carrying value of the asset is reduced to the recoverable amount and the impairment loss is recorded in the income statement.
At the end of each reporting period the Group assess whether there is any indication that a previously recorded impairment may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount of that asset. If the recoverable amount exceeds the carrying amount, a reversal of the impairment, up to and not exceeding recoverable amount, is recorded.
(i) Inventories
Inventories consist of bunker fuel on the vessels and stores (lubricating oil) and other supplies. Inventories are valued at the lower of cost and net realizable value. Cost is calculated on a first in first out basis. Bunker stock on vessels chartered out is sold and belongs to the charterer.
(j) Financial assets
Classification of financial assets
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are expected to be realized within 12 months after the reporting period.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise 'trade and other receivables' and cash and cash equivalents' in the balance sheet.
(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.
Recognition and measurement of financial assets
Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss is initially recognised at fair value, and transaction costs are expensed in profit and loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.
Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'other (losses)/gains – net' in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit and loss as part of other financial items when the Group's right to receive payments is established. Changes in the fair value of the securities classified as available-for-sale are recognised in other comprehensive income.
When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the profit and loss as 'other gains (losses)' and reclassified from other comprehensive income.
Derivatives
Derivative financial instruments are initially measured at fair value on the date a derivative contract is entered into and are subsequently measured at fair value. Movements in the fair value of derivative financial instruments are recognised in the profit and loss statement in other financial items.
Trade and other receivables
Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less appropriate allowances for credit losses. If collection is expected in more than one year, they are presented as non-current assets.
Refundable installments for cancelled newbuildings
Upon cancellation of a newbuilding, an assessment is made whether the newbulding contract is a financial or a non-financial instrument. The newbuilding contract remains a non-financial instrument until such time as it is virtually certain that the opponent cannot release its obligation under the contract by the delivery of a non-financial asset.

When the refundable installments for cancelled newbuildings are classified as a financial instruments it is initially measured at fair value and subsequently measured at amortized cost.
When the refundable installments for cancelled newbuildings are classified as a non-financial instrument it is measured at the lower of its carrying amount and fair value.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, demand deposits with a maturity of less than three months, and other highly liquid investments with a maturity of less than three months when acquired that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
Impairment of financial assets
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost evidence that the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is recycled out of other comprehensive income and recognised in profit or loss. Impairment losses recognised in profit or loss are not reversed.
(k) Trade and other payables
The trade payables are initially recognised at fair value and are subsequently measured at amortised cost.
(l) Bank borrowings
Interest bearing bank loans and overdrafts are initially measured at fair value net of transaction costs incurred. Borrowings are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement and redemption of borrowings is recognised over the term of the borrowings.
Substantial modifications of the terms of existing borrowings are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any costs or fees incurred are then recognised as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the liability's carrying amount and are amortised over the modified liability's remaining term.
(m) Convertible bonds
The liability component of the convertible bond is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the convertible bond as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible bonds is measured at amortised cost using the effective interest method. The equity component of the convertible bonds is not re-measured subsequent to initial recognition.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
When the Company repurchase convertible bonds, the difference between the fair value liability component at the repurchase date and the original fair value is recognised in the income statement under other financial items. Any remaining gains or losses are recognised as a repurchase of the equity component of the convertible bond.
(n) Share based payments

The Group issues equity settled share-based payments to certain directors and employees.  Equity settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant.  The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the shares that will vest and adjusted for the effect of non market-based vesting conditions.
The fair value is measured using a Black-Scholes model.  The inputs used in the model are based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.
(o) Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board (see note 3).
(p) Share capital
Ordinary shares issued are classified as share capital at par value. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction from the proceeds under additional paid in capital.
Where any Group company purchase the company's equity share capital (treasury shares), the consideration paid including any directly attributable incremental cost is deducted from equity (other reserve) until the shares are cancelled or reissued. When such treasury shares are cancelled, the nominal value is deducted from share capital and excess value is deducted from additional paid in capital.
(q) Recent accounting pronouncements
The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2013:
IAS 1 (amendment) 'Financial statement presentation' regarding other comprehensive income, effective 1 January 2013. The main change resulting from these amendments is a requirement for entities to group items presented in 'other comprehensive income' (OCI) on the basis of whether they are potentially reclassifiable to profit or loss in a subsequent period (reclassification adjustments).
IAS 19, 'Employee benefits' was revised in June 2011. The changes on the Group's accounting policies has been as follows: to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).
IAS 28 (revised), 'Associates and joint ventures', includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.
IFRS 10 'Consolidated financial statements' build on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The adoption of IFRS 10 did not have any material impact on the Group consolidated financial statements.
IFRS 11 'Joint arrangements' focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement and are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted. The adoption of IFRS 11 did not have any material impact on the Group consolidated financial statements.

IFRS 12 'Disclosures of interest in other entities' includes the disclosure requirements for all forms of interest in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.
IFRS 13 'Fair value measurement'. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs.
New standards and interpretations not yet adopted:
IFRS 9 Financial Instruments addresses the classification, measurement, and recognition of financial assets, financial liabilities and hedge accounting. The final IFRS 9 standard was issued in July 2014. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into three measurement categories: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortised cost.  The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for a financial liability, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 also includes a number of changes and simplifications that increase the possibilities for employing hedge accounting and a single, forward-looking "expected loss" impairment model. The Group is yet to assess IFRS 9's full impact.  IFRS 9 is effective on 1 January 2018 with early application permitted.
IFRS 15, 'Revenue from contracts with customers' establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Group is yet to assess IFRS 15's impact.  IFRS 15 is effective for annual periods beginning on or after 1 January 2017.
(r) Critical accounting estimates and judgments
Estimates and judgments are evaluated and based on experience and other factors that are believed to be reasonable under the current circumstances. The following summarizes the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and the judgments made in applying the Group's accounting policies.
Installments on cancelled newbuildings
The group has issued cancellation notices on 9 shipbuilding contracts with the Jinhaiwan shipyard. The group had been making stage payments to the shipyard which was being capitalized as intangible assets under IAS 38 together with associated supervision costs and borrowing costs. Once the shipyard fell behind on ship construction by a certain defined period, the contracts permitted Golden Ocean to cancel the contracts and receive back all installments paid plus 5% per annum interest on each installment. By the year end, the group had issued cancellation notices on all 9 contracts, however the shipyard is contesting these cancellation notices and all contracts were under arbitration at year end.
As a result of the fact that the court had not upheld Golden Ocean's right to cancel these contracts by year end, the group has continued to recognize intangible assets. The amounts previously capitalized were frozen at the date that the cancellation notices were issued and have been considered for impairment under IAS 36 where appropriate. The group's policy is to derecognize the intangible assets and recognize financial assets when it becomes virtually certain that the right to a refund (rather than to receive a ship) under each contract is established.
The critical judgment that the group has made is that at December 31, 2013, despite having a very strong case, it was not virtually certain that the Group's right to refund would be upheld and hence no enforceable financial asset existed. Had the Group judged that it was virtually certain that it had a right to refund and recorded a financial asset for the refund plus interest; the resulting financial asset would have been measured at $212.9m compared to the intangible asset of $193.0m that was recorded at year end. The higher value of the financial asset compared to the intangible asset would have resulted in higher pre-tax profits of $20.0m in 2013.

Asset impairment testing
As discussed in note 2(g, h) the management reviews at each reporting date its non-current assets for any indicators related to impairment or reversal of earlier impairment. If such indicators exist, management performs impairment testing in accordance with note 2(h). In order to assess if any new impairment exists management performs a value in use calculation, which includes estimating discounted future cash flows, residual values, and remaining lives of the assets. Market factors affecting expected future revenue, operating costs, residual values and obsolescence may affect the discounted future cash flows. Actual outcomes may vary significantly from the estimates of the discounted future cash flows. Where the future cash flows depend on charter contracts the estimates are based on the charterer's fulfilment of the contract.  Management tested all vessels for impairment at the end of the first quarter in 2013 due to identified indicators. None of the vessels had recoverable amount below carrying amount. Due to an  increase in newbuilding prices, second hand values and spot and forward rates after the first quarter, no further impairment test have been carried during  2013. For year ended 2012 and 2011 impairment indicators were identified, impairment testing was performed and a net impairment loss of $30.3 million and $38.7 million were recorded.
Based on the same model for WACC defined in note 5 and the current values for the different parameters, the Company calculated a WACC of 6.92% for the end of 2012 (2011: 7.30%). The WACC was reduced from 2011 due to lower levels for interest rates and the lower volatility for dry bulk stocks relative to the overall equity market, reducing the beta for the dry bulk peers. If the estimated cost of capital (WACC) used in the valuation model had been 1% higher, ceteris paribus, than management's estimate above, the Group would have recognised a net impairment of $28.3 million in 2012. If the forward market had been 10 % lower, ceteris paribus, the Group would have recognised an impairment loss of $58.9 million in 2012. If the WACC had been 7.92%, and the forward market rates and the broker values had decreased by 10%, the impairment would have increased by $96.8 million in 2012. The Group applies a growth rate of 4% in the terminal period between 8-25 years, mainly based on expected growth from the Chinese market. Using a 1% lower growth rate of 3%, an impairment loss of $2.7 million would have been recognised in 2012, all other parameters held constant (2011:$nil).
Impairment of trade receivables
The Company has an outstanding receivable of $6.2 million from Sanko Steamship in relation to the time charter of Golden Feng from 2012. As Sanko has entered into formal rehabilitation proceedings in Japan, the Company has considered it unlikely to receive the outstanding amount. The Company has therefore made a provision for the outstanding receivable at $6.2 million in 2012.
3.            SEGMENT INFORMATION
The Group and the chief operating decision maker measure performance based on the overall return to shareholders based on consolidated net income. Net cash flow generated   from each vessel is measured and aggregated into a total performance   which is considered the reportable segment for the company.   The Group's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.
(in thousands of $)	2013	2012	2011
Time Charter	165,036	169,638	186,933
Voyage charter	111,421	57,499	129,361
Time charter and voyage charter revenues	276,457	227,137	316,294
The Group has two counterparts that contribute more than 10% of the total operating revenues. One contributes to $54.3 million (2012:$45.9 million and 2011:$36.8 million) and the other counterpart contributes to $37.7 million (2012:$28.8 million and 2011:$43.0 million).
(in thousands of $)	2013	2012	2011
Non performance settlements	31,078	1,402	-
Management fees	1,366	1,301	822
Total operating revenue	32,444	2,703	822

None performance settlement in 2013 is related to a ten year charter of $30.0 million and cash settlement from Korea Line of $1.1 million (2012:$0.7million) and an additional none performance settlement of $0.7 million in 2012.
Management fee is related to commercial management agreements with Knightsbridge Tankers Limited and Ship Finance International Ltd.
4.  ADMINISTRATIVE EXPENSES
(in thousands of $)	2013	2012	2011
Employee benefit expense	4,691	4,635	4,228
Share based payment expense - note 28	1,172	989	982
Pension cost - note 29	574	690	542
Auditors' remuneration	213	228	206
Directors fee	271	270	292
Professional fees	3,406	4,314	2,202
Office and travel expenses	1,906	2,081	2,280
Total administrative expenses	12,233	13,207	10,732

5.  IMPAIRMENT OF VESSELS, FINANCIAL LEASE VESSELS AND VESSELS UNDER CONSTRUCTION
The Group has not booked any impairment for 2013. The Company booked a net impairment expense of $ 30.3 million in 2012 and $ 38.7 million in 2011.
During 2011 and 2012 current spot  and forward rates  together with received broker values  indicated that that the carrying amount of the vessels and vessels under construction may not be recoverable.
The recoverable amount of the assets was therefore estimated in order to determine the extend of an impairment loss.
The recoverable amount is the higher of the fair value of the asset less costs to sell, and its value in use. To derive the fair value of the vessels valuations from three independent brokers is collected. The broker valuations are prepared on a charter free basis and do not take into account the value of the long-term charters that the Group has entered into for some of the vessels. The mark-to-market value of the charter contract is added to the broker value to find the fair value of the asset. The mark-to-market value of the charter contract is calculated as the net present value of the charter hire rate less the forward market, multiplied by the number of days the charter is running.
When determining the value in use, estimated future cash flow is discounted using a WACC rate over the remaining useful life of the vessels. The estimated cash flows are based on the agreed charter rate for fixed periods for vessels with contracts in place and on the forward market revenues for open periods and vessels without a fixed contract, less an estimate of operating expenses.  Revenue on open periods and for vessels without a fixed contract is estimated by the Group based on the forward freight curve for minimum five next years and then an estimate development  for the remaining life. The underlying assumptions for the estimated revenues are applied consistently for estimating related expense. The Weighted Average Cost of Capital (WACC) is calculated as Debt Ratio * (risk free interest rate + loan margin) + Equity Ratio * (risk free interest rate + Beta * Risk Premium)
The value is use exceeded the fair value at each measurement date. Therefore the company recognised an impairment loss to the extent that the carrying amount exceeded the value in use amount.
The impairment in 2011 included an impairment of a newbuilding contract on Golden Nantong. During 2012 the Company negotiated a rebate against the outstanding instalments, which decreased the carrying amount and therefore reversed the impairment made in 2011.
The impairment expense recognised in 2012 and 2011 related to the individual vessels as specified in the table below.

(in thousands of $)	2013	2012	2011
Impairment per CGU
Golden Shui	-	8,000	4,500
Golden Zhoushan	-	-	16,500
Golden Beijing	-	-	6,600
Golden Nantong	-	-	10,500
Golden Feng	-	18,700	-
Golden Eminence	-	5,200	-
Other Vessel	-	8,900	600
Total impairment before reversal	-	40,800	38,700
Reversal of Impairment per CGU
Golden Nantong	-	10,500	-
Total reversal of impairment		10,500	-

Total net impairment	-	30,300	38,700

6.  OTHER GAINS (LOSSES) NET

(in thousands of $)	2013	2012	2011
Gain (loss) on bunkers future contracts	(77)	(634)	3,269
Gain (loss) from freight future contracts	7,368	(2,509)	2,557
Other gains (losses) net	7,291	(3,143)	5,826

Following the general principle for the Company of buying bunkers to offset the bunkers price risk when entering into Contract of affreightment's for forward periods the company has over the last years bought derivatives for in total 110,265 mt of fuel oil. Of this, 21,805 mt has been sold out prior to delivery related to actual fixtures of vessels to the CoA. The remaining volume has been hold until delivery.
7.  INTEREST INCOME
(in thousands of $)	2013	2012	2011
Interest on bank deposits	1,096	1,372	1,195
Total interest income	1,096	1,372	1,195

8.  INTEREST EXPENSE

(in thousands of $)	2013	2012	2011
Interest on bank overdrafts and loans	12,440	15,792	17,467
Interest on obligations under finance leases	8,197	8,741	9,232
Total	20,637	24,533	26,699
Less amounts included in the cost of qualifying assets	(1,522)	(3,177)	(3,612)
Interest expense	19,115	21,356	23,087

9.  OTHER FINANCIAL ITEMS

(in thousands of $)	2013	2012	2011
Foreign currency gain (losses)	521	383	(1,856)
Dividend received	-	1,219	4,876
Interest rate swap	6,187	(4,913)	(13,408)
Other financial gain (losses)	715	595	(86)
Other financial items	7,423	(2,717)	(10,474)

10.  INCOME TAX
As of December 31, 2013, there is no Bermuda income, corporation, or profits tax, nor is there any withholding tax, capital tax, capital transfer tax, estate duty or inheritance tax payable by the Company.
The Company has obtained, from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to the Company or to any of its operations, or to the Company's shares, debentures or other obligations, except in so far as such tax applies to persons ordinarily resident in Bermuda and holding the Company's shares, debentures or other obligations, or any property in Bermuda leased or let to the Company.
The Company's subsidiaries Golden Ocean Management AS, Golden Ocean Management Asia Pte Ltd and Golden Ocean (Cyprus) Ltd are subject to taxation in Norway, Singapore and Cyprus respectively. The tax charge for the year for Golden Ocean Management AS was $174 000 (2012: $62 000) and (2011:$82 000) and for Golden Ocean Management Asia Pte. Ltd. was $nil (2012: $5 000) and (2011:$4 000). The tax charge for Golden Ocean (Cyprus) Limited was $nil (2012:$nil) and (2011:$nil).
11.  EARNINGS PER SHARE
The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent for continuing operations is based on the following data:
(in thousands of $)	2013	2012	2011
Earnings for the purposes of basic earnings per share
(profit for the year attributable to equity holders of the parent)	83,875	11,602	14,319
Effect of interest expense on convertible debt	-	-	279
Earnings for the purposes of diluted earnings per share	83,875	11,602	14,598

(in thousands of shares)	2013	2012	2011
Weighted average number or ordinary shares for the purposes of basic earnings per share	447,262	453,500	456,990
Effect of dilutive potential ordinary shares:
Convertible bonds	-	-	1,328
Stock options employees	4,945	-	-
Weighted average number or ordinary shares for the purposes of diluted earnings per share	452,207	453,500	458,318

(in $)	2013	2012	2011
Earnings per share basic	$0.19	$0.03	$0.03
Earnings per share fully diluted	$0.19	$0.03	$0.03

Both the stock options granted during 2012 (4,500,000) and the stock options granted in 2009 (500,000) were in the money at the end of 2013. These stock options are therefore considered to have a dilutive effect on earnings per share fully diluted. Out of the 4,500,000 options granted during 2012, 55,000 options were declared during 2013. The Company exercised its rights to settle this in cash.

12.  VESSELS AND EQUIPMENT
The Group has the following owned vessels at December 31, 2013.

Vessel	Built	DWT	Flag
Channel Alliance	1996	171,978	Hong Kong
Channel Navigator	1997	172,058	Hong Kong
Golden Saguenay	2008	75,500	Hong Kong
Golden Opportunity	2008	75,500	Hong Kong
Golden Ice	2008	75,845	Hong Kong
Golden Feng	2009	170,500	Marshall Island
Golden Strength	2009	75,745	Hong Kong
Golden Shui	2009	170,500	Marshall Island
Golden Beijing	2010	176,000	Hong Kong
Golden Eminence	2010	79,447	Hong Kong
Golden Empress	2010	79,600	Hong Kong
Golden Endeavour	2010	79,600	Hong Kong
Golden Endurer	2011	79,600	Hong Kong
Golden Enterprise	2011	79,471	Hong Kong
Golden Zhoushan	2011	175,834	Hong Kong
Golden Suek	2011	74,500	Hong Kong
Golden Bull	2012	74,500	Hong Kong
Golden Brilliant	2013	74,500	Hong Kong
Golden Pearl	2013	74,187	Hong Kong
Golden Diamond	2013	74,187	Hong Kong

(in thousands of $)	Vessels	Drydocking and periodic maintenance	Fixtures and Equipment	Total
Cost:
At January 1, 2011	579,150	2,799	400	582,349
Additions	2,739	1,253	54	4,046
Transferred from vessels under construction	150,935	-	-	150,935
At December 31, 2011	732,825	4,052	454	737,331
At January 1, 2012	732,825	4,052	454	737,331
Additions	1,206	3,430	7	4,643
Transferred from vessels under construction	34,421	-	25	34,446
At December 31, 2012	768,452	7,482	486	776,420
At January 1, 2013	768,452	7,482	486	776,420
Additions	51,803	3,486	10	55,299
Transferred from vessels under construction	29,214	1,000	-	30,214
At December 31, 2013	849,469	11,968	496	861,932
Accumulated depreciation and impairment:
At January 1, 2011	46,907	1,815	320	49,042
Impairment	28,200	-	-	28,200
Depreciation	22,590	-	58	22,648
At December 31, 2011	97,697	1,815	378	99,890

At January 1, 2012	97,697	1,815	378	99,890
Impairment	38,600	-	-	38,600
Depreciation	25,117	1,266	30	26,413
At December 31, 2012	161,414	3,081	408	164,903
At January 1, 2013	161,414	3,081	408	164,903
Impairment	-	-	-	-
Depreciation	27,192	2,025	25	29,241
At December 31, 2013	188,606	5,106	433	194,144

Carrying amount:
At December 31, 2013	660,862	6,862	63	667,788
At December 31, 2012	607,038	4,401	78	611,517
At December 31, 2011	635,127	2,237	76	637,440

The Group has pledged all of owned vessels to secure various banking facilities (note 21).
13.            VESSEL HELD UNDER FINANCE LEASES
The Group has the following vessels on financial lease at December 31, 2013.
Vessel	Built	DWT	Flag
Golden Lyderhorn	1999	74,242	Hong Kong
Ocean Minerva	2007	75,698	Panama
Golden Heiwa	2007	76,662	Panama
Golden Eclipse	2010	79,600	Hong Kong
(in thousands of $)

Cost:

At January 1, 2011	176,159
At December 31, 2011	176,159
At January 1, 2012	176,159
At December 31, 2012	176,159
At January 1, 2013	176,159
At December 31, 2013	176,159

Accumulated depreciation:
At January 1, 2011	20,973
Depreciation	7,195
At December 31, 2011	28,168

At January 1, 2012	28,168
Depreciation	7,774
At December 31, 2012	35,942

At January 1, 2013	35,942
Depreciation	9,422
At December 31, 2013	45,364

Carrying amount:
At December 31, 2013	130,795
At December 31, 2012	140,217
At December 31, 2011	147,991

Vessels held under finance lease are depreciated on the same basis as owned vessels.
14.  VESSELS UNDER CONSTRUCTION
(in thousands of $)
At January 1, 2011	262,337
Additions	116,063
Impairment	(10,500)
Transferred to vessels and equipment (note 12)	(150,935)
At December 31, 2011	216,964
At January 1, 2012	216,964
Additions	40,522

Reversal of impairment (note 5)	8,312
Transferred to installments on cancelled newbuildings	(100,325)
Disposals	(14,970)
Transferred to vessels and equipment (note 12)	(34,421)
At December 31, 2012	116,082
At January 1, 2013	116,082
Additions	22,288
Transferred to installments on cancelled newbuildings	(92,012)
Transferred to vessels and equipm ent (note 12)	(30,214)
At December 31, 2013	16,144

None of the vessels under construction at December 31, 2013 are pledged as security to any banking facilities (2012:$91.7 million), see note 21.
The Group has by the end of 2013 entered into eight newbuilding contracts (Supramaxes). Five vessels will be delivered in first half 2015 and three vessels is expected to be delivered in first half 2016.
Additions include installments, capitalized interest (note 8) and supervision on newbuildings.
15.            INSTALLMENTS ON CANCELLED NEWBUILDINGS
The Company has cancelled nine newbuilding contracts from Zhoushan Jinhaiwan Shipyard Co. Ltd. Five newbuilding contracts were cancelled in 2013 and four in 2012. The installments including capitalized cost is classified as a non financial asset as of year end 2012 and 2013 as follows
(in thousands of $)	2013	2012
Excellence	25,518	25,518
Explorer	25,504	25,504
Excaliber	24,664	24,664
Express	24,638	24,638
Nantong	44,086	-
Exquisite	17,481	-
Eye	17,488	-
Extreme	6,801	-
Effort	6,794	-
Installments on cancelled newbuildings	192,976	100,325

16.            INVESTMENT IN ASSOCIATED COMPANIES AND JOINT VENTURES
Investment in Associated Companies and Joint Ventures
(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	Total
	50%	50%	50%	50%	25%
At January 1, 2013	1,248	-	-	-	-	1,248
Additions	-	6,351	6,925	6,400	-	19,675
Disposals	-	-	-	(7,653)	-	(7,653)
Share of Income	673	834	1,276	1,253	114	4,148
At December 31, 2013	1,921	7,184	8,200	-	114	17,419

(in thousands of $)	UFC				Seateam	Total
	50%				25%
At January 1, 2012	1,576	-	-	-	-	1,576
Additions	-					-
Dividends	(1,750)	-	-	-	-	(1,750)
Share of income	1,422	-	-	-	-	1,422
At December 31, 2012	1,248	-	-	-	-	1,248

All joint venture are measured using the equity method. Golden Magnum Inc and Golden Opus Inc are Capesize Vessels investments in co-operation with a strategic potential partner to take the opportunity of buying Vessels at favorable purchase prices. The investment in UFC relates to an opportunity to make some profit from operation of smaller size vessels (up to 58,000 dwt). Since smaller vessels are outside the core competence of Golden Ocean we found it beneficial to co-invest with a partner that could bring that competence to the company.
Summarized balance sheet associated companies and Joint Ventures
(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	2013
	50%	50%	50%	50%	25%
Current assets
Cash and cash equivalents	3,606	804	-	-	-	4,410
Other current assets	1,848	4,586	4,845	-	456	11,735
Total current assets	5,454	5,390	4,845	-	456	16,145
Current liabilities
Financial liabilities	-	952	458	-	-	1,410
Other current liabilities	1,612	1,077	295	-	-	2,984
Total current liabilities	1,612	2,029	753	-	-	4,394
Non-current assets
Vessels and equipment, net	-	33,310	33,630	-	-	66,940
Total non-current assets	-	33,310	33,630	-	-	66,940
Non-current liabilities
Financial liabilities	-	22,303	21,322	-	-	43,625
Total non-current liabilities	-	22,303	21,322	-	-	43,625
Net total assets	3,842	14,368	16,400	-	456	35,066

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	2012
	50%				25%
Current assets
Cash and cash equivalents	2,661	-	-	-	-	2,661
Other current assets	2,586	-	-	-	-	2,586
Total current assets	5,247	-	-	-	-	5,247
Current liabilities
Other current liabilities	2,751	-	-	-	-	2,751
Total current liabilities	2,751				-	2,751
Net total assets	2,496	-	-	-	-	2,496

Summarized statement of comprehensive associated companies and Joint Ventures

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	2013
	50%	50%	50%	50%	25%
Revenue	17,453	7,655	5,424	566	5,468	36,566
Depreciation	-	676	376	-		1,052
interest expense	-	(204)	-	-	-	(204)
Profit or loss from continuing operations	1,345	1,667	2,551	2,505	930	8,998
Total comprehensive income	1,345	1,667	2,551	2,505	930	8,998
Dividend received from joint venture or associate	-	-	-	1,253	-	1,253

(in thousands of $)	UFC	Golden Magnum Inc.	Golden Opus Inc.	Golden Azalea Inc.	Seateam	2012
	50%	50%	50%	50%	25%
Revenue	17,019	-	-	-	4,300	21,319
Depreciation	-	-	-	-	-	-
interest expense	-	-	-	-	-	-
Profit or loss from continuing operations	2,845	-	-	-	(440)	2,405
Total comprehensive income	2,845	-	-	-	(440)	2,405
Dividend received from joint venture or associate	1,750	-	-	-	-	1,750

17.            CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT
(in thousands of $)	2013	2012
Current accounts	81,381	84,859
Short-term deposits	12,500	19,500
Cash and cash equivalents, at year end	93,881	104,359

Restricted deposit	4,960	8,178
Cash and cash equivalents and restricted deposit at year end	98,841	112,537

Deposit of $5.0 million (2012:$8.2 million) is restricted. Of this, $3.2 million is related to deposits on trading in financial instruments (2012:$3.9 million), $0.3 million is deposit for a customer claim (2012:$1.0 million), $0.2 million for employee taxes (2012:$0.2 million), $0.5 million is a deposit for a tender bid (2012:$1.1 million) and the remaining $0.8 million is various deposits (2012:$2.0 million).
18.            TRADE AND OTHER RECEIVABLES
(in thousands of $)	2013	2012
Trade receivables, net	7,343	1,656
Other receivables	15,867	14,973
Prepayments	10,873	6,074
	34,083	22,703
Less non-current portion: other receivables	(8,588)	(8,026)
Current portion	25,495	14,677

The current portion of other receivables consists at December 31, 2013 of prepayment to managers and agents of $3.6 million (2012:$2.2 million) and reclassification of bunkers inventory of $1.8 million (2012:$1.8 million).That is when the charterer have deducted bunkers before redelivery of the vessel.
The non-current portion of other receivables relates to the sale of MV Bellflower in 2009 and falls due within three years from December 31, 2013 and four years from December 31, 2012. The non-current amount due is $10.0 million and the discounted amount per December 31, 2013 is $8.6 million (based on a 7% discount rate) and $8.0 million at December 31, 2012. The non-current receivables are secured with a mortgage on the sold vessel.
The Company has not taken any provisions for impairment for trade receivables in 2013. In 2012 the Company made a provision for impairment of trade receivables of $6.2 million in relation to the hire outstanding from Sanko (2011:$nil).
The fair value of trade and other receivables are as follows:

	Carring amount		Fair value
(in thousands of $)	2013	2012	2013	2012
Trade receivables	7,343	1,656	7,343	1,656
Other receivables	15,867	14,973	16,050	15,193
	23,210	16,629	23,393	16,849

The fair values of the non-current portion of the other receivables are based on the discounted cash flows of the assets. The discount rate equals LIBOR plus a margin for an appropriate credit rating (6% have been used for both 2013 and 2012). The fair values of trade receivables and other receivables are within level 3 of the fair value hierarchy.
As of December 31, 2013, Out of total outstanding trade receivables of $7.3 million, $3.6 million were overdue but not impaired. These relate to a number of independent customers for whom there is no recent history of default. At December 31, the ageing analysis of these trade receivables is as follows.
(in thousands of $)	2013	2012
Up to 3 months	2,538	648
3 to 6 months	559	10
More than 6 months	556	485
	3,653	1,143

19.            AVAILABLE-FOR-SALE FINANCIAL ASSETS

(in thousands of $)	2013	2012
At 1 January	-	33,330
Additions	10,0000	-
Changes in fair value of available-for-sale financial assets	7,255	-
Recycling of changes in fair value of sold available-for-sale financial assets	(339)	-
Disposals	-	(33,330)
At December 31	16,916	-

(in thousands of $)	2013	2012
Listed Equity securities:
Korea Line Corporation - Asia	4,166	-
Knightsbridge Tankers Limited - US	107	-
Unlisted Equity securities:
Greenship Bulk Trust - Europe	12,644	-
Total available for sale-financial assets	16,916	-

(in thousands of $)	2013	2012
Currencies:
NOK (Norwegian kroner)	12,644	-
KRW (Korean Won)	4,166	-
US dollar	107	-
Total available for sale-financial assets	16,916	-

The Company booked an impairment loss of $14.1 million for the year 2011 related to the shares in Knightsbridge Tankers Limited sold in 2012. The Company also booked a loss under other comprehensive income of $6.9 million related to these shares in 2011. There was not any impairment related to available-for-sale financial assets in 2013 or 2012.
20.            SHARE CAPITAL
Authorised share capital is as follows:

	2013	2012
5,000,000,000 ordinary shares of $0.10 par value each	500,000	500,000

Issued and fully paid share capital is as follows:

(in number of shares)	2013	2012
At January 1	447,261,796	456,990,107
Shares cancelled	-	(9,728,311)
At December 31, 2013	447,261,796	447,261,796

(in thousands of $)
At January 1	44,726	45,699
Shares cancelled	-	(973)
At December 31, 2013	44,726	44,726

The Company's ordinary shares are listed on the Oslo Stock Exchange ("OSE") and Singapore Stock Exchange ("SGX"). The issued shares are fully paid. All issued shares in the Company are of the same class and have the same rights in the Company. Each share in the Company carries one vote.
The outstanding issued shares in Golden Ocean Group Limited are 447,261,796 at December 31, 2013 and 2012.
The twenty largest shareholders as at December 31, 2013 are as follows:
Name	Number of Shares	outstanding shares
Hemen Holding Limited	183,666,158	41.06%
Skagen Kon-Tiki	21,821,808	4.88%
Statoil Pensjon	8,066,765	1.80%
Citibank, N.A	5,843,464	1.31%
State Street Bank & Trust co.	4,537,973	1.01%
Carling	4,350,000	0.97%
J.P. Morgan Chase Bank N.A. London	4,085,975	0.91%
Verdipapirfondet Dnb Norge	3,765,310	0.84%
Clearstream Investments Inc.	3,706,594	0.83%
J.P. Morgan Chase Bank N.A. London	3,544,326	0.79%
Odin Maritim	3,400,000	0.76%
J.P. Morgan Chase Bank N.A. London	3,166,650	0.71%
Equity Tri-party (3)	3,128,129	0.70%
J.P. Morgan Chase Bank, N.A.	2,763,247	0.62%
Euroclear Bank S.A/N.V ('BA')	2,710,707	0.61%
The bank of New York Mellon	2,517,311	0.56%
Goldman Sachs & Co Equity segregat	2,483,279	0.56%
State Street Bank & Trust co.	2,481,885	0.55%
Dnb Nor Bank ASA	2,360,109	0.53%
KLP Aksje Norge Indeks VPS	2,257,425	0.50%
Total 20 largest shareholders	270,657,115	60.51%
Other shareholders	176,604,681	39.49%
Total	447,261,796	100.00%

Our principal shareholders are Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Farahead Investments Inc. has borrowed 70,000,000 shares from Hemen Holding Ltd. For the purpose of this overview these shares are consolidated and presented as ownership of Hemen Holding Ltd.

21.            OTHER RESERVES
Other reserves represent The Company's own shares acquired to be held as treasury shares, the gain or loss arising from the change in the fair value of available-for-sale financial assets (note 18) and the equity component of convertible bonds issued (note 29). Other reserves are broken down between the three categories as follows:
(in thousands of $)	Treasury shares	Available for sale financial assets	Convertible Bond	Translation	Total
At January 1, 2012	(2,465)	-	16,635	(85)	14,085
Cancellation of treasury shares	2,465	-	-	-	2,465
Currency translation	-	-	-	-	-
At December 31, 2012	-	-	16,635	(85)	16,550
Other com prehensive income	-	6,916	-	-	6,916
At December 31, 2013	-	6,916	16,635	-	23,466

22.            LONG-TERM DEBT

(in thousands of $)	2013	2012
Within one year	41,214	38,733
Between one and two years	120,651	145,343
Between two and five years	180,172	196,163
After five years	67,373	16,940
Total debt	409,410	397,179
Current portion	(41,214)	(38,733)
Long-term debt, nominal value	368,196	358,446
Value of sellers credit	(1,029)	-
Deferred transaction costs	(4,362)	(4,013)
Long-term debt	362,805	354,432

All debt, $409.4 million (2012:$397.2 million) is secured by mortgages over vessels and vessel under construction. Upon cancellation of a newbuilding contract, the specific borrowing related to the cancelled vessel will fall due when the refund is received.
Each of the Company's loan agreements contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contain certain financial covenants including the requirement to maintain $40 million of free cash, a certain level of minimum equity and a minimum equity ratio as well as a minimum level of the ratio between EBITDA to Interest. Failure to comply with any of the covenants in each loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.
The value of sellers' credit relates to an interest component on the purchase price with three years down-payment after delivery of the Vessels Golden Pearl and Golden Diamond.
Long-term debt and obligations under finance lease liabilities
(in thousands of $)	2013	2012
Non-current
Bank borrowings	362,805	354,432
Obligations under finance leas e	110,416	118,055
Total	473,221	472,487
Current
Bank borrowings	41,214	38,733
Obligations under finance lease	7,370	6,837
Total	48,584	45,570

Total long term debt and obligations under finance lease liabilities	521 805	518 057

The short term debt does not include any additional down payment during the first quarter 2014 in order to stay in compliance with the minimum value covenants as per December 31, 2013 (2012: $7.5 million). All debt is in US Dollars ($), at LIBOR plus a fixed margin of average 2.68% and is mainly re-priced on a monthly basis.
23.            OBLIGATIONS UNDER FINANCE LEASES
	Within one year		2-5 years		6-10 years		Total
(in thousands of $) at December 31	2013	2012	2013	2012	2013	2012	2013	2012
Minimum Lease Payments
Interest	7,501	8,096	28,652	32,323	4,609	8,450	40,762	48,869
Purchase option	-	-	55,017	55,017	33,550	33,550	88,567	88,567
Instalments	7,370	6,837	18,852	24,388	2,996	5,100	29,219	36,325
Total Minimum Lease Payments	14,871	14,933	102,521	111,728	41,156	47,100	158,548	173,761
Less interest							(40,762)	(48,869)
Present Value of Lease Obligations							117,786	124,892
Current portion							7,370	6,837
Non-current portion							110,416	118,055

The Group has leased certain vessels under finance leases. The average remaining lease term is 4 years (2012: 5 years). The discount rate used to calculate the present value of minimum lease payment was an average of 7% (2012: 7%), using the implicit rate of the lease. All leases are on a fixed repayment basis.
The Group has recorded finance leases on four vessels at December 31, 2013 (December 31, 2012: four vessels). The Group has a purchase option and the exercise price of the option changes based upon the date the option is exercised. The table below lays out the approximate exercisable dates and purchase option amounts, based on the date the purchase options are expected exercisable, and the first lease renewal date.
(in thousands of $)	Purchase option expected exercisable date	Purchase option amount	Lease renewal date
Golden Lyderhorn	September 2016	11,500	September 2016
Ocean Minerva	January 2018	21,052	January 2015
Golden Heiwa	March 2017	22,465	March 2015
Golden Eclipse	April 2020	33,550	April 2020

The purchase option exercise prices at the final exercise date for Ocean Minerva and Golden Heiwa are denominated in JPY, and are JPY 1.64 billion and JPY 1.75 billion respectively. The Company reassessed the likelihood of exercising the purchase option denominated in JPY in 2012 and concluded at that time that it expect to redeliver the vessels at the end of the charter period. The JPY lease liabilities relating to the purchase options are therefore considered non-monetary liabilities from that time and are translated at the historical exchange rate at the date the reassessment was made.
The lease payments for the other vessels are denominated in US dollars. The Group's finance lease obligations are secured by the lessor's title to the leased assets.
24.            RELATED PARTY TRANSACTIONS
Frontline Ltd and its subsidiaries and Ship Finance International Limited and its subsidiaries, are related parties due to the significant influence of a single shareholder.

Frontline Ltd provides the Group with certain administrative services under the terms of an administrative management contract relating to the Bermuda office and the London office. The Group has administrative expenses related this of $143,000 (2012:$149,000 and 2011:$196,000).
The Group reimburse Frontline Ltd using a fixed fee of $150 per day per owned vessel for technical management (In 2012 the Group paid a fee of $2,000 per month per vessel). In the year ended December 31, 2013, the Group was charged $1,177,000 under this arrangement (2012:$473 000 and 2011:$388,000). In addition the Group pays a fee to Frontline Ltd for supervision of vessels under construction amounting to $0.1 million in 2013 (2012:$3.0 million and 2011:$3.3 million). Supervision activity in 2013 only relates to the Supramax newbuildings since the earlier contracts was terminated in the beginning of the year due to cancellations with Jinhaiwan.
On January 1, 2005 the Company entered into an agency agreement with Frontline whereby it provides chartering services in relation to Frontline's fleet of oil, bulk and ore carriers. Frontline pays the Company a fixed amount per vessel for charters arranged under this agreement. During the year 2013 $2,000 was charged in respect of the agency agreement (2012: $62,000 and 2011:$81,000). Remaining vessels under this contract were sold in the first quarter of 2013.
In September 2010, the Company entered into a commercial agreement with Ship Finance International Limited, to both operate and financial report for the company's dry-bulk vessels. During the year the Company has received $714 000 in respect of this agreement (2012: $866 000 and 2011:$81,000).
In 2013 United Freight Carriers, the joint venture owned 50% by the Company, entered into charter contracts with Ship Finance International Limited for four of their drybulk carriers. The charter contracts include profit sharing and the joint venture paid $0.8 million to Ship Finance International Limited related to these vessels in 2013.
The Group has the following year end balances with related parties:
(in thousands of $)	2013	2012
Frontline Ltd and subsidiaries	1,216	1,328
Total liability	1,216	1,328

The amounts outstanding are unsecured, bear no interest, and will be settled in cash. No guarantees have been given or received.
No expense has been recognised in the period for any allowances for credit losses in respect of the amounts owed by related parties.
Remuneration of key management personnel and directors
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.
The remuneration of directors and CEO of Golden Ocean Management AS during the year was as follows:
(in thousands of $)	2013	2012	2011
Managing director	671	730	583
Director fees	270	270	292
Share based payments	143	91	73
Total	1,084	1,091	948

The table includes pension expenses related to CEO of Golden Ocean Management AS.
The table below shows the total number of shares owned directly or indirectly by the CEO of Golden Ocean Management AS and Directors as at December 31, 2013.

	Number of shares	Percentage of outstanding shares
John Fredriksen (Chairman, CEO, President and Director)	*	*
Tor Olav Trøim (Director)	584,982	0.13%
Kate Blankenship (Director)	206,000	0.05%
Hans Christian Børresen (Director)	106,000	0.02%
Herman Billung (CEO)	100,000	0.02%
	996,982	0.22%

* Hemen is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 183,666,158 ordinary shares held by Hemen. This is equivalent to 41.06 per cent of the outstanding shares.
25.            TRADE PAYABLES AND OTHER CURRENT LIABILITIES
(in thousands of $)	2013	2012
Trade payables	1,512	1,473
Accruals	6,273	5,822
Deferred revenue	27,540	32,037
Other current liabilities	4,759	1,802
Total	40,084	41,134

The Company received $14.1 million (2012: $25.0 million) dollars as deferred revenue during the fourth quarter from one charterer. The amount relates to prepaid charter hire for one year for three vessels (2012: four vessels).
The Group has not recognised any contingent liabilities in respect of legal claims arising in the ordinary course of business.
26.            CAPITAL COMMITMENT
	Within one year		2-5 years		Total
(in thousands of $)	2013	2012	2013	2012	2013	2012
Vessels under construction	23,511	93,270	171,764	-	195,275	93,270

The capital commitment for the Company is related to two Supramax vessels from Japan Marine United Corp. and six vessels from Chengxi. All the vessels are scheduled to be delivered in 2015 and 2016.
27.            OPERATING LEASES
Rental expense
The future minimum rental payments under the Group's non-cancellable operating leases as of December 31 are as follows:
(in thousands of $)	2013	2012
Within one year	25,099	10,440
In the second to fifth years	17,351	6,238
Total minimum lease payments	42,450	16,678

Total rental expense for the year ended December 31, 2013 for operating leases was $57.7 million (2012:$29.7 million and 2011:$62.6 million).

Rental income
The future minimum revenue to be received under the Group's non-cancellable operating leases as of December 31, 2013 is as follows:
(in thousands of $)	2013	2012
Within one year	67,251	117,939
In the second to fifth years	164,207	198,164
Later than five years	55,918	55,740
Total minimum lease revenue	287,376	371,843

Total rental income for operating leases was $276.5 million for the year ended December 31, 2013 (2012:$227.1 million and 2011:$316.3 million).
28.            SHARE BASED PAYMENTS
On March 21, 2005 the Company approved a share option plan under which share options may be granted to directors and eligible employees. The plan has a limited term of ten years.
During the term of the plan the Board may grant options to acquire the Company's shares at a subscription price that the Board shall resolve, provided that such price is not lower than the average of the middle market quotations of the shares as derived from the Oslo Stock Exchange (or any stock exchange on which the Company's shares are traded) for the three immediately subsequent dealing days on that Exchange, and the nominal value of $0.10. In the share option plan, the Company has reserved the right upon receipt on a notice of exercise of an option to make cash payment in lieu of issuing shares that would be due on the exercise of the option.
The Company issued 4,500,000 share options in October 2012 to certain of the Company's Directors and employees. At the same time the share option program issued in July 2010 for 2,750,000 options was cancelled. The share options have been granted on the terms set forth in the Company's above approved share option plan. The new share options will have a five year term and will vest equally one quarter each year over a four year vesting period with the first quarter vesting in October 2013. The cancellation and reissue of share options discussed above is treated as modification of share options.
For the new options granted in 2012 the fair value for the options was calculated to NOK 2.79 per share at the date of grant. The stock options were valued based on the Black-Scholes option pricing model. The options were granted at NOK 4.60 per share and the stock price at the day of grant was NOK 4.16. The duration of the options is five years and the Company therefore used a five year NOK risk free interest rate, at 1.45%. There is no trading of options in the Golden Ocean share so the volatility was based on the last five year history on the share price, and a volatility of 88% was applied to the calculations.  The strike price will be adjusted for dividends going forward. The employees must still be employed in the Company when exercising the options and based on the historically low turnover rate in the Company the model assumes that all employees will remain employed at the Company when the options are exercisable. For the options that were cancelled the remaining life was four years and the Company therefore applied a four year risk free interest rate at 1.46% and four years history to calculate the historic volatility at 92.2%. For these options the additional cost was calculated as the value of new options less the current value of the cancelled options. The incremental fair value of the modified options was at NOK 0.61 per option.
Details of the share options outstanding during the year are as follows:
	2013		2012
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		USD		USD
At the beginning of the year	5,000,000	1.6	4,062,500	1.6
Granted during the year	-	-	4,500,000	0.83
Cancelled during the year	-	-	(2,750,000)	-
Expired during the year	-	-	(812,500)	-
Exercised during the year	(55,000)	-	-	-
Outstanding at the end of the year	4,945,000	0.74	5,000,000	0.91
Exercisable at the end of the year	1,570,000	0.74	500,000	1.66

The outstanding options at the end of 2013 have a weighted average remaining contractual life of 3.5 years (2012: 4.5 years). There were 55,000 options exercised in 2013 (2012: nil). The Company's shares are traded on the Oslo Stock Exchange in Norwegian Kroner (NOK).  All share option calculations have been made in NOK and converted at the exchange rate prevailing at the balance sheet date.
The Group recognised total expenses of $1,172,000 (2012:$989,000 and 2011:$982,000) relating to the equity settled share-based option scheme during the year.
The share option scheme is the only share based payments granted to Directors and employees of the Company.
29.            POST – EMPLOYMENT BENEFITS
The Group has a defined benefit pension plan in NOK that covers 12 of a total of 17 employees, as of December 31, 2013. The majority of the plan administration is handled by a third party insurance company.
The primary beneficiaries are residents of Norway and they are entitled to approximately 70% of their last year's salary at a retirement age of 67 years. The pension is transferable on death of the employee to the spouse or children up to a maximum of 60% of the employee's original benefit. The actuarial report is performed on assumptions in line with IAS 19(R) and insurance broker's recommendations as per December 31, 2013, 2012 and 2011, respectively.
The recorded pension expense in 2013 is $0.6 million (2012: $0.7 million and 2011:$0.5 million). The net obligations of $1.6 million (asset $2.2 million and obligation $3.8 million) (2012:$1.6 million (asset $1.6 million and obligation $3.2 million)) are included under other long term liabilities.
30.            FINANCIAL INSTRUMENTS
(in thousands of $)	Loans and receivables	Derivative financial instruments	Available- for-sale	Total
At December 31, 2013
Assets as per balance sheet
Trade and other receivables excluding pre-payments (note 18)	23,210	-	-	23,210
Derivative financial instruments	-	2,735	-	2,735
Available-for-sale financial assets	-	-	16,916	16,916
Cash and cash equivalents	98,841	-	-	98,841
Total	122,051	2,735	16,916	141,702

(in thousands of $)	Loans and receivables	Derivative financial instruments	Available- for-sale	Total
At December 31, 2012
Assets as per balance sheet
Trade and other receivables excluding pre-payments (note 18)	16,629	-	-	16,629
Cash and cash equivalents	112,537	-	-	112,537
Total	129,166	-	-	129,166

(in thousands of $)
	Derivative financial instruments	Other financial liabilities at amortised cost	Total
At December 31, 2012
Liabilities as per balance sheet
Borrowings incl. deferred charges (excl. finance lease liabilities) (note 22)	-	404,019	404,019
Finance lease liabilities	-	117,786	117,786
Derivative financial instruments	-	-	-
Trade and other payables excluding non-financial liabilities (note 24,25)	-	15,332	15,332
Total	-	537,137	537,137

(in thousands of $)
	Derivative financial instruments	Other financial liabilities at amortised cost	Total
At December 31, 2012
Liabilities as per balance sheet
Borrowings incl. deferred charges (excl. finance lease liabilities) (note 22)	-	393,165	393,165
Finance lease liabilities	-	124,892	124,892
Derivative financial instruments	7,782	-	7,782
Trade and other payables excluding non-financial liabilities (note 24,25)	-	12,001	12,001
Total	7,782	530,058	537,840

Financial Risk Management
Through its activities the Group is exposed to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. The Group makes use of derivative financial instruments such as foreign exchange forward contracts and interest rate swaps to moderate certain risk exposures.
Market Risk
Interest Rate Risk
The Group's interest-bearing financial assets and liabilities make the Company exposed to the effects of fluctuations in the prevailing levels of market interest rates on its financial positions and cash flows.
Breakdown of long-term debt with average effective interest rates:
(In thousands of $)	2013		2012
	Loan amount	Average interest rate	Loan amount	Average interest rate
Loan on vessels	360,827	3.46%	335,626	3.04%
Loans on vessels under construction	-	-	27,539	3.20%
Loans on cancelled vessels under
construction	43,192	3.26%	30,000	3.50%
Total	404,019		393,165

Breakdown of cash and cash equivalents with average effective interest rates:

(In thousands of $)	2013		2012
	Amount	Average interest rate	Amount	Average interest rate
Current accounts	81,381	0.04%	102,459	0.09%
Short-term deposits	12,500	0.79%	1,900	1.11%
Restricted cash	4,960	0.00%	8,178	0.09%
Total	98,841		112,537

Cash and cash equivalents and long-term debt (excluding convertible bonds) bear interest at LIBOR plus a fixed margin. The LIBOR is fixed mostly for one month periods. Debt issued at variable rates expose the Group to cash flow interest rate risks which is partially offset by the cash held at variable rates.
The Group's debt at variable rate was denominated in US Dollars for both 2013 and 2012.
The convertible bonds recognized in the balance sheet are calculated as follows:
(in thousands of $)	2013	2012
At January 1	-	7 ,540
Interest expense	-	252
Interest paid	-	(92)
Repurchase and repayment of convertible bond	-	(7,700)
Liability component at December 31	-	-

If interest rates as of December 31, 2013, 2012 and 2011 had increased or decreased by 1% with all other variables remaining constant, the decrease or increase in profit would have been $4.0 million (2012:$4.0 million and 2011: $4.0 million) mainly as a result of higher or lower interest expense on floating rate long-term debt. Interest directly attributable to the construction of vessels is capitalised. If interest rates had increased or decreased by 1% the effect on the amount capitalised would be $432,000 (2012:$566,000 and 2011:$900,000).
The Group's chief financial officer monitors the sensitivity to the interest rates on a regular basis as a part of his responsibilities.
Currency Risk
The value of monetary assets and liabilities denominated in foreign currencies will fluctuate due to changes in foreign exchange rates. The majority of the Group's financial assets and liabilities are denominated in US dollars and at December 31, 2013, the only material assets and liabilities denominated in foreign currencies are financial lease obligations that have purchase options in JPY for M/V Golden Heiwa and M/V Ocean Minerva (note 23).
The Group monitors its exposure to currency risk on a regular basis. The Group can use forward foreign exchange contracts to mitigate currency risk for expenses in Norwegian kroner when it finds it beneficial.
At December 31, 2013, had the exchange rate between the US dollar and the Norwegian Krone increased or decreased by 10% with all other variables held constant, the decrease or increase respectively in net assets would not be material.
Equity Price Risk
All marketable securities present a risk of loss of capital. The Group moderates this risk through a careful selection of securities. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Group's overall market positions are monitored on a quarterly basis. The Group's maximum exposure to risk at the balance sheet date is $16.9 million (2012:$nil).
At December 31, 2013, had the stock exchange decreased or increased with 20% with all other variables held constant, the decrease or increase in net assets would have been $3.4 million respectively.

Commodity Price Risk
The Group is exposed to commodity price risk through derivative contracts on freight and bunkers. The Group takes positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. The value of the freight forward agreements is booked mark to market through the income statement. The Company enters into cargo contracts from time to time. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. The Group has a policy to hedge all bunker exposure and uses bunker derivatives to hedge this risk. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The value of the bunker contracts is booked mark to market over the income statement.
Credit Risk
The Group is exposed to credit risk, inherent in the risk that a counterparty will be unable to perform under the time and voyage charter contracts and unable to pay amounts in full when due. Allowances are made for credit losses that have been incurred by the balance sheet date, if any. The maximum exposure to credit risk on cash and cash equivalents and trade and other receivables (ignoring collateral and credit quality) at December 31, 2013 was $132.9 million (2012:$135.3 million).
Concentration of credit risk exists to the extent that at December 31, 2013 approximately 64% of cash and cash equivalents were held with two financial institutions with credit ratings according to Standard & Poor's of A+ or better:
The Group has the following cash and cash equivalents:
Counterparty	Rating	Geographical segment	2013	2012
Cash and cash equivalents
Nordea Bank Norge ASA	AA-	Norway	22,414	41,811
Skandinaviska Enskilda Banken (SEB)	A+	Norway	40,713	29,220
DnB Bank ASA	A+	Norway	12,500	17,500
ABN Amro Bank N.V.	A+	Netherland	11,170	11,774
Ing Bank N.V.	A	Netherland	306	-
Danske Bank A/S	A	Norway	3,834	4,431
Other		Norway	7,903	7,801
			98,841	112,537

In addition concentration of credit risk exists to the extent that amounts of $2.8 million represent 38% of trade receivables are due from one counterpart. The Group has collected the full amount subsequent to the balance sheet date.
If there is no independent rating on the customers, the credit control department assesses the credit quality of the counterparty taking into account its financial position, past experience and other factors.
Given the current economic crisis and the number of counterparty defaults worldwide, the Group monitors the exposure to credit risk and manages risk by concentrating on chartering activities with a number of major shipping companies and financially strong counterparties and placing bank deposits with blue-chip financial institutions.
Liquidity Risk
The table below analyses the Group's long-term debt into relevant group of maturity based on the remaining period at the balance sheet date to the contractual maturity date. The amounts in the table are the contractual principal repayments.
The table below analyses the Group's contractual undiscounted cash flows
		Between	Between one	Between two
	Within three	three months	and two	and five	After five
	months	and one year	years	years	years	Total
(in thousands of $) At 31 December 2013
Borrowings (ex financial lease obligations)	12,216	49,015	137,394	217,423	73,244	489,292
Financial lease liabilities	3,718	11,153	14,850	42,654	7,605	79,980
Trade and other payables	14,116	-	-	-	-	14,116
Total	32,987	80,185	168,987	297,328	86,720	663,270

The table below analyses the Group's contractual undiscounted cash flows

	Within three	Between	Between one	Between two	After five
	months	three months	and two	and five	years	Total
(in thousands of $) At 31 December 2012		and one year	years	years
Borrowings (ex financial lease obligations)	23,603	35,163	165,026	227,183	25,981	476,956
Financial lease liabilities	3,750	11,183	14,900	51,811	13,550	95,194
Trade and other payables	10,673	-	-	-	-	10,673
Total	61,629	66,379	199,609	310,014	48,572	662,600

The Group's finance department monitors the liquidity position of the Group on a regular basis between each loan drawdown and repayment period, to ensure sufficient funds are available.
The Group is considered to be able to cover all the short term liabilities and other cash requirements.
Fair value estimation
The following table presents the Group's assets and liabilities that are measured at fair value at December 31, 2013:
(in thousands of $)	Level 1	Level 2	Total
At December 31, 2013
Assets
Available-for-sale financial assets	4,272	12,644	16,916
Derivative financial instruments (interest swap and bunkers hedge)	-	2,735	2,735
Total assets	4,272	15,379	19,651

Liabilities
Derivative financial instruments (interest swap and bunkers hedge)	-	-	-
Total liabilities	-	-	-

(in thousands of $)	Level 1	Level 2	Total
At December 31, 2012 Assets
Available-for-sale financial assets	-	-	-
Total assets	-	-	-

Liabilities
Derivative financial instruments (interest swap and bunkers hedge)	-	7,782	7,782
Total liabilities	-	7,782	7,782

Level 1 is the fair value of financial instruments traded in active markets based on quoted market prices at the balance sheet date. Level 2 is defined as inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). The fair value of financial instruments that are not traded in an active (for example, over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Fair value of interest rates are set by the bank by using the discounted value of each contract where they use the forward curve for the relevant remaining period as benchmark towards the fixed rates.  The value of the units in Greenship Bulk Trust is set to market value at the end of the relevant period.  The company is listed on the OTC market in Oslo. All open positions on Fuel Derivatives are benchmarked by the banks (our counterpart) against the relevant forward curve for the relevant products and periods that are open.

31.            CAPITAL RISK MANAGEMENT
The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages the equity versus debt ratio and combines bank debt, bonds, some capital leases and equity in order to obtain the optimal structure. Revenues in dry bulk is volatile and the Company therefore aim at a modest gearing level and low cash break even levels on the vessel investments in order to manage the fluctuations in earnings and asset values.
The Board intends to return capital to shareholders either through dividends or share buyback. Golden Ocean operates in a cyclical industry, and the Boards' decision to pay out dividend or repurchase shares is therefore always considered in view of the Companies debt service requirements due in the short term, future capital expenditure requirements and management's expectation about the future cash inflows.
The Group monitors the debt to equity ratio as well as available cash and projected cash flow based on various scenarios for vessel revenues going forward. Subsequently, the Group focuses on being in compliance with covenants in relation to the various loan facilities. These facilities require that the Company maintain various financial ratios, including: a minimum percentage of 125% of aggregate vessel value to loans secured a minimum book equity ratio of 30% and $325 million, a minimum EBITDA coverage ratio and minimum liquidity. The Group monitors how the Company will perform in relation to these covenants based on the projections for future profit and loss, balance sheet values and cash flows.
The amount paid out in dividends is also a function of the general market environment and view on counterparty issues. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
32.            DIVIDENDS
During 2013 the Group declared and paid a dividend of $ 4.5 million (2012 $ nil) and (2011 $ 50.3 million). At December 31, 2013 the Group had declared an additional dividend of $ 4.5 million in connection with the issue of the September 30, 2013 interim financial statements. This dividend was paid out in January 2014 and included in other current liabilities at year end.
33.            SUBSIDIARY COMPANIES
The following are the Company's active subsidiaries as at December 31, 2013:
	Country of residence	Ownership interest
Front Carriers Ltd	Liberia	100%
Golden Aries Inc	Liberia	100%
Golden Arima Inc	Liberia	100%
Golden Beijing Inc	Liberia	100%
Golden Beppu Inc	Liberia	100%
Golden Brilliant Inc	Liberia	100%
Golden Crystal Inc	Liberia	100%
Golden Dena Corporation	Liberia	100%
Golden Diamond Inc	Liberia	100%
Golden Eclipse Inc	Liberia	100%
Golden Effort Inc	Liberia	100%
Golden Emerald Inc	Liberia	100%
Golden Eminence Inc	Liberia	100%
Golden Empress Inc	Liberia	100%
Golden Endeavour Inc	Liberia	100%
Golden Endurer Inc	Liberia	100%

Golden Enterprise Inc	Liberia	100%
Golden Excalibur	Liberia	100%
Golden Excellence Inc	Liberia	100%
Golden Explorer Inc	Liberia	100%
Golden Express	Liberia	100%
Golden Exquisite	Liberia	100%
Golden Extreme Inc	Liberia	100%
Golden Eye Inc	Liberia	100%
Golden Feng Inc	Liberia	100%
Golden Gemini Inc	Liberia	100%
Golden Gunn Corporation	Liberia	100%
Golden Hilton Shipping Corporation	Liberia	100%
Golden Ice Inc	Liberia	100%
Golden Leo Inc	Liberia	100%
Golden Libra Inc	Liberia	100%
Golden Nantong Inc	Liberia	100%
Golden Nassim Inc	Liberia	100%
Golden Opportunity Inc	Liberia	100%
Golden Pearl Inc	Liberia	100%
Golden President Shipping Corporation	Liberia	100%
Golden Saguenay Inc	Liberia	100%
Golden Sapphire Inc	Liberia	100%
Golden Shui Inc	Liberia	100%
Golden Strength Inc	Liberia	100%
Golden Taurus Inc	Liberia	100%
Golden Virgo Inc	Liberia	100%
Golden Zhoushan Inc	Liberia	100%
Golden Ocean Management Asia Pte Ltd	Singapore	100%
Golden Ocean Management AS	Norway	100%
Golden Ocean Group Management (Bermuda) Limited	Bermuda	100%
Golden Ocean (Cyprus) Limited	Cyprus	100%
Golden Ocean Trading Limited	Bermuda	87.81%

34.            SUBSEQUENT EVENTS
In January 17, 2014 the Company issued a $200 million Convertible Bond with a 5 year tenor and a Coupon rate of 3.07% p.a. After adjustment for the latest dividend paid the Conversion Price is at the end of March 2014 $2.82 per share. The Conversion Price will in the future be further adjusted for any dividend payment from the Company.
The Company has in February 2014 acquired three 2012 Korean built 81,500 dwt Kamsarmax bulk carriers. These sister vessels are bought in an "en block" transaction. They will be delivered to the Company within the end of April 2014. One of the vessels is fixed out on an index linked time charter contract until second quarter 2016. Charters are paying a premium of 13% compared to the Baltic average four time charter Panamax routes reflecting the earning capacity of the vessels. The second vessel is on a Time Charter contract until fourth quarter 2014 at $15,881 (net) and the third vessel will be redelivered to the Company after the current Time Charter contract expires at the end of second quarter 2014.
During March 2014, the Company acquired the 50% outstanding shares in Golden Magnum Inc. for $13.6 million from the other joint venture partner. The acquisition resulted in a holding gain on the existing 50% share of 6.2 million, which has been included in other gains in profit and loss in the first quarter of 2014.
The shares were acquired by $13.6 million in cash which is also considered to be the fair value of the consideration.
The fair value of the assets and liabilities in Golden Magnum Inc. were as follows at the acquisition date.

(in thousands of $)	2014 MARCH 12
Non current assets
Vessel and equipment	45,500
Total non-current assets	45,500
Current assets
Cash and cash equivalents	1,512
other current assets	4,014
Total current assets	5,526
Total assets	51,026
Non current liabilities
Long term debt	22,326
Total non-current liabilities	22,326
Current liabilities
Long term debt - current portion	952
other current liabilities	548
Total current liabilities	1,500
Total liabilities	23,826
Total identifiable net assets	27,200

The investment was transferred from investment in joint ventures to investments in subsidiaries as a wholly owned subsidiary and consolidated from the same date.
Since the acquisition date the Group has included $ 2.9 million in revenues and $ 0.7 million in profit and loss for the period ended June 30, 2014. Had the acquisition occurred as of the beginning of the year, the revenue reported for the combined entity would have been $4.5 million and profit and loss $ 1.1 million.
In April 2014 the Company entered into an agreement to buy one ice class Panamax vessel resale built at Pipavav Defence & Offshore Engineering Company ("Pipavav"). The vessel is named Golden Ruby and is acquired from a third party. The Company took delivery of the vessel in May 2014.
In June 2014 the Company received refund of $5.3 million in relation to a default of a charter contract for Golden Feng.
Prior to year end, the company cancelled 9 shipbuilding contracts with Zhoushan Jinhaiwan Shipyard Co. Ltd ("Jinhaiwan") but the shipyard was contesting the company's right to cancel.  The company has since obtained arbitration awards on all nine contracts. The Company has received $103.6 million from Jinhawian covering instalments and interest on three vessels. The Company has paid down $ 31.9 million in debt in relation to these contracts.
For the remaining six contracts the Company has received awards concluding that the Company was entitled to cancel the contracts and therefore also entitled to refunds. On two out of these contracts the Company was found not to be entitled to interest, on the basis of the assumed facts on which the Award was based, but installments only. Both parties are pursuing appeals in the High Court in London against these awards and the hearing will take place end of November 2014.
The Company's claim against the yard is secured by refund guarantees from two of the top four Chinese banks, and this guarantee covers the instalments plus the 5% contractual interest due on refunds. The Company has in aggregate paid instalments of $90.8 million on the last six vessels and has drawn $11.3 million under the related loan facilities.
In October the Company announced that it has entered into a merger agreement with Knightsbridge Shipping Limited ("Knightsbridge"), where the shareholders in the Company will receive 0.13749 shares in Knightsbridge for each share in Golden Ocean, and Knightsbridge will issue a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration. The merger is subject to approval in special general meetings to be held for each of the companies, where 75% of the shareholders voting at the meeting will have to approve the transaction.

Exhibit IV
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-197210) of Knightsbridge Shipping Limited of our report dated November 15, 2014 relating to the financial statements of Golden Ocean Group Limited, which appears in the Current Report on Form 6-K of Knightsbridge Shipping Limited dated March 26, 2015.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
 March 26, 2015